Filed Pursuant To Rule 424(b)(3)
Registration No. 333-105125

PROSPECTUS

$300,000,000

Offer to Exchange

All Outstanding 10 5/8% Senior Notes Due 2010
For 10 5/8% Senior Notes Due 2010
of
PolyOne Corporation

This Exchange Offer Will Expire at 5:00 P.M.

New York City Time, on July 16, 2003

The Exchange Notes

•	The terms of the notes to be issued are substantially identical to the outstanding notes that PolyOne issued on May 6, 2003, except for transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes that will not apply to the exchange notes.

•	Interest on the notes accrues at the rate of 10 5/8% per year, payable in cash every six months on May 15 and November 15, with the first payment on November 15, 2003.

•	The notes are senior, unsecured obligations of PolyOne and rank equally with our other senior unsecured debt and are effectively subordinated to the obligations of our subsidiaries.

Material Terms of the Exchange Offer

•	Expires at 5:00 p.m., New York City time, on July 16, 2003, unless extended.

•	This exchange offer is not subject to any condition other than that it must not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

•	All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of notes which are registered under the Securities Act of 1933.

•	Tenders of outstanding notes may be withdrawn at any time before the expiration of the exchange offer.

•	PolyOne will not receive any cash proceeds from the exchange offer.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

Please consider carefully the “Risk Factors” beginning on page 13 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer, nor have any of these authorities determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 12, 2003.

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DESCRIPTION OF OTHER DEBT
THE EXCHANGE OFFER
DESCRIPTION OF NOTES
BOOK-ENTRY, DELIVERY AND FORM
FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE EXCHANGE NOTES
ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE

REFERENCES TO ADDITIONAL INFORMATION

      This prospectus incorporates important business and financial information about PolyOne that is not included in or delivered with this prospectus. You may obtain documents that are filed by PolyOne with the Securities and Exchange Commission and incorporated by reference in this prospectus without charge by requesting the documents, in writing or by telephone, from the Securities and Exchange Commission or:

PolyOne Corporation
Suite 36-5000
200 Public Square
Cleveland, Ohio 44114-2304
Attention: Dennis Cocco, Chief Investor Relations & Communications Officer
Telephone: (216) 589-4018

      If you would like to request copies of these documents, please do so by July 9, 2003 in order to receive them before the expiration of the exchange offer. See “Where You Can Find More Information.”

INDUSTRY, RANKING AND OTHER DATA

      The data included in this prospectus regarding industries and ranking, including the size of specific industries and our position and the position of our competitors within these industries, are based on independent industry publications or other published industry sources and our estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the industries in which we operate and our management’s knowledge and experience. Although we believe these estimates to be accurate as of the date of this prospectus and these sources to be reliable, we have not independently verified and do not guarantee the accuracy and completeness of those estimates and this information.

i

SUMMARY

      The following summary contains information about PolyOne and this offering and may not contain all of the information that may be important to you in making a decision to exchange any outstanding notes. For a more complete understanding of PolyOne and this offering, we urge you to read carefully this entire prospectus and the documents incorporated by reference, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and the notes to those statements. Unless the context otherwise indicates, the terms “PolyOne,” “we,” “our” and “us” as used in this prospectus refer to PolyOne Corporation and its consolidated subsidiaries.

PolyOne Corporation

      We are a leading global polymer services company with operations in thermoplastic compounds, specialty vinyl resins, specialty polymer formulations, engineered films, color and additive systems, elastomer compounds and additives, and thermoplastic resin distribution. We provide value to our customers by linking polymer formulation technology with our manufacturing and supply chain processes to meet our customers’ unique needs. In 2002, we had sales of $2.5 billion, approximately 15% of which were from markets outside of North America.

      PolyOne was formed on August 31, 2000 as a result of the consolidation of The Geon Company and M.A. Hanna Company. We operate within four business segments: Performance Plastics, Elastomers and Performance Additives, Distribution, and Resin and Intermediates.

Performance Plastics

      Our Performance Plastics business segment is a leading independent merchant compounder of plastics for manufacturers in North America and Europe. We also have a growing presence in Asia. This business segment consists of four product groups: North American Plastic Compounds and Colors, International Plastic Compounds and Colors, Specialty Resins and Formulators, and Engineered Films.

      North American and International Plastic Compounds and Colors. We engage in the custom compounding of plastic materials to the specifications of manufacturers of molded and extruded plastic products. Our compounds are used in end-products such as appliance components, automotive trim, business equipment housing, bottles, pipe and pipe fittings, windows and wire and cable. We are also a leading North American manufacturer of custom formulated colorants in the form of color concentrates, liquid dispersions, dry colorants and additives for customers in the plastic industry. We have a substantial and growing presence in Europe and Asia, with approximately 26% of our total Plastic Compounds and Colors sales outside of North America in 2002.

      Specialty Resins and Formulators. We are the leading North American producer of specialty vinyl resins, which are used in products such as vinyl flooring, automotive instrument and door panels, coated fabrics and medical examination gloves. In addition, our business produces specialty vinyl resins with different additives, such as plasticizers and fillers, to produce liquid plastisol formulations. We also produce formulator products consisting primarily of liquid systems with a base resin comprised of specialty vinyl resins, polyurethane or latex.

      Engineered Films. We process flexible compounds into rolls of various-gauge films. These products are incorporated into a wide variety of products, including automotive instrument panels, airbags, binders, medical bloodbags and in-ground pool liners.

      Performance Plastics had 2002 sales of $1.7 billion, representing 66% of our total sales. In 2002, we received $10.4 million of cash from dividends and distributions from our Performance Plastics business segment equity affiliates.

Elastomers and Performance Additives

      We believe that our Elastomers and Performance Additives business segment is the leading North American independent merchant compounder of customized, high performance rubber materials for rubber parts manufacturers. Our rubber compounding products are most commonly used in the manufacture of hoses, belts, seals and gaskets for the automotive industry in addition to sealants and roofing for industrial and construction applications. We also provide performance additives such as productivity enhancing dispersions, prepared chemicals and colorants for the polymer processing industry worldwide. In North America, we are the second largest supplier of pre-dispersed rubber additives.

      Elastomers and Performance Additives had 2002 sales of $363.9 million, representing 14% of our total sales.

Distribution

      Our Distribution business segment is the second largest independent North American distributor of resins and plastic compounds. We distribute up to 3,500 grades of engineering and commodity resins and plastic compounds from approximately 13 major suppliers, including our own polyvinyl chloride compounds, which are also known as PVC and vinyl compounds. These products are sold to custom molders and extruders who convert them into plastic products sold to many industries and end-use markets. We currently operate over 30 stocking locations, including 10 repackaging plants, across North America that are strategically located in proximity to our customers.

      Distribution had 2002 sales of $519.7 million, representing 20% of our total sales.

Resin and Intermediates

      Our Resin and Intermediates business segment consists primarily of investments in equity affiliates, principally Oxy Vinyls, LP, or OxyVinyls, and SunBelt Chlor-Alkali Partnership, or SunBelt. We have a 24% interest in OxyVinyls, a partnership with Occidental Chemical Corporation. OxyVinyls is North America’s second largest and the world’s third largest producer of PVC resin. OxyVinyls also produces vinyl chloride monomer, or VCM, chlorine and caustic soda. OxyVinyls is our principal supplier of PVC resin and VCM. In 2002, our purchases of PVC resin and VCM were approximately 15% and 20% of OxyVinyls’ PVC resin and VCM sales, respectively. We own a 50% interest in SunBelt, a partnership with Olin Corporation, which produces chlorine and caustic soda. Most of SunBelt’s chlorine is sold to OxyVinyls for production of PVC resin and VCM. Caustic soda is sold to customers in industries such as pulp and paper, chemical, construction and consumer products.

      In 2002, we received $20.2 million of cash from dividends, distributions and returns of investments net of new investments from our Resin and Intermediates business segment equity affiliates.

Information About PolyOne

      PolyOne is an Ohio corporation. Our principal executive office is located at Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114, and our telephone number is (216) 589-4000. Our common shares are listed on The New York Stock Exchange under the symbol “POL.”

The Exchange Offer

The Exchange Offer	We are offering to exchange $300.0 million in principal amount of our 10 5/8% senior notes due May 15, 2010, which have been registered under the federal securities laws, for $300.0 million in principal amount of our outstanding unregistered 10 5/8% senior notes due May 15, 2010, which we issued on May 6, 2003 in a private offering. You have the right to exchange your outstanding notes for exchange notes with substantially identical terms.

In order for your outstanding notes to be exchanged, you must properly tender them before the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes on or promptly after the expiration of the exchange offer.

Registration Rights Agreement	We sold the outstanding notes on May 6, 2003 to a limited number of initial purchasers. At that time, we signed a registration rights agreement with those initial purchasers that requires us to conduct this exchange offer. This exchange offer is intended to satisfy those rights set forth in the registration rights agreement. After the exchange offer is complete, you will not have any further rights under the registration rights agreement, including any right to require us to register any outstanding notes that you do not exchange or to pay you liquidated damages.

If You Fail to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and indenture governing those notes. In general, you may not offer or sell your outstanding notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on July 16, 2003, unless we decide to extend the expiration date. See “The Exchange Offer— Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to conditions that we may waive. The exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange. See “The Exchange Offer— Conditions.”

We reserve the right, subject to applicable law, at any time and from time to time, but before the expiration of the exchange offer:

• to delay the acceptance of the outstanding notes;

• to terminate the exchange offer if specified conditions have not been satisfied;

• to extend the expiration date of the exchange offer and retain all tendered outstanding notes subject to the right of tendering holders to withdraw their tender of outstanding notes; and

• to waive any condition or otherwise amend the terms of the exchange offer in any respect. See “The Exchange Offer — Expiration Date: Extensions; Amendments.”

Procedures for Tendering Notes	If you wish to tender your outstanding notes for exchange, you must:

• complete and sign the enclosed letter of transmittal by following the related instructions; and

• send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent, either (1) with the outstanding notes to be tendered or (2) in compliance with the specified procedures for guaranteed delivery of the outstanding notes.

Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

Please do not send your letter of transmittal or certificates representing your outstanding notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The Exchange Offer — Exchange Agent.”

Special Procedures for Beneficial Owners	If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your outstanding notes pursuant to the exchange offer. See “The Exchange Offer— Procedures for Tendering.”

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before the expiration date of the exchange offer by delivering a written notice of your withdrawal to the exchange agent. You must also follow the withdrawal procedures as described under the heading “The Exchange Offer— Withdrawal of Tenders.”

Federal Income Tax Considerations	The exchange of outstanding notes for the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

Resale of Exchange Notes	We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the federal securities laws, provided that:

• you are acquiring the exchange notes in the ordinary course of business;

• you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

• you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

• you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

• you are not one of our affiliates, as defined in Rule 405 of the Securities Act; and

• you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Our belief is based on interpretations by the Staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The Staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Staff would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume or indemnify you against this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired by such broker-dealer as a result of market-making or other trading activities must agree to deliver a prospectus meeting the requirements of the federal securities laws in connection with any resale of the exchange notes. See “The Exchange Offer — Resale of the Exchange Notes.”

Exchange Agent	The exchange agent for the exchange offer is The Bank of New York. The address, telephone number and facsimile number of the exchange agent are set forth in “The Exchange Offer— Exchange Agent” and in the letter of transmittal.

See “The Exchange Offer” for more detailed information concerning the exchange offer.

The Exchange Notes

      For a more complete description of the terms of the exchange notes, see “Description of Notes.”

Exchange Notes	$300.0 million aggregate principal amount of 10 5/8% Senior Notes due 2010.

Maturity	May 15, 2010.

Interest Payment Dates	May 15 and November 15 of each year, commencing on November 15, 2003.

Ranking	The exchange notes will be our general unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured senior debt. The exchange notes will not be guaranteed by any of our subsidiaries. The exchange notes will be effectively subordinated to all existing and future debt of our subsidiaries.

As of March 31, 2003, on a pro forma basis after giving effect to the offering of the outstanding notes, the initial sale of accounts receivable under our new receivables sale facility and the application of the net proceeds, including the application of the proceeds held in escrow to repay all of our existing 9.375% senior notes due September 2003, our total outstanding consolidated debt would have been $801.3 million, of which $10.2 million would have been debt of our subsidiaries.

We have secured our obligations under our revolving credit facility with substantially all of our domestic intellectual property and inventory and some of our domestic real property. The exchange notes will be effectively subordinated to all of our secured debt to the extent of the value of the assets securing such debt. As of March 31, 2003, on a pro forma basis after giving effect to the offering of the outstanding notes, the initial sale of accounts receivable under our new receivables sale facility and the application of the net proceeds, including the application of the proceeds held in escrow to repay all of our existing 9.375% senior notes due September 2003, the exchange notes would have been effectively subordinated to approximately $33.5 million of secured debt, letters of credit and bank guarantees.

Optional Redemption	At any time on or after May 15, 2007, we may redeem the exchange notes in whole or in part, at a redemption price of 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any, to the redemption date.

Optional Redemption After Qualified Equity Offerings	At any time and from time to time on or prior to May 15, 2006, we may redeem exchange notes with the net cash proceeds of qualified equity offerings, so long as:

• we pay 110.625% of the principal amount of the exchange notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption;

• at least 65% of the aggregate principal amount of all notes issued under the indenture remain outstanding afterwards; and

• the redemption occurs within 90 days of the date of the closing of such a qualified equity offering.

Change of Control	Upon a change of control involving us, you will have the right, as a holder of exchange notes, to require us to repurchase all of your exchange notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We might not be able to pay you the required price for exchange notes you request us to purchase at that time because we may not have enough funds or the terms of our other debt may prevent us from paying you. See “Description of Notes — Repurchase at the Option of Holders Upon a Change of Control.”

Restrictive Covenants	We will issue the exchange notes under an indenture between us and The Bank of New York, as trustee. The indenture limits our ability and the ability of our restricted subsidiaries to:

• incur more debt;

• pay dividends and make distributions or repurchase stock;

• make investments;

• create liens;

• sell assets;

• enter into restrictions affecting the ability of our restricted subsidiaries to make distributions, loans or advances to us;

• engage in transactions with affiliates;

• designate our subsidiaries as unrestricted subsidiaries;

• enter into new lines of businesses;

• with respect to our restricted subsidiaries, guarantee debt without also guaranteeing the exchange notes; and

• merge or consolidate or transfer and sell assets.

These covenants are subject to a number of important exceptions and limitations, which are described under the heading “Description of Notes.” Each of our subsidiaries other than PolyOne Funding Corporation is restricted for purposes of the indenture.

During any period in which we achieve an investment grade rating for the exchange notes from both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and in which no default or event of default has occurred and is continuing under the indenture, most of these covenants will be suspended. However, those covenants will apply and the suspension period will no longer be in effect if and when the exchange notes cease to have investment grade ratings by both Moody’s and S&P.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes.

Risk Factors

      You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to exchange any outstanding notes.

Summary Historical Financial Data

      The summary historical financial data of PolyOne set forth below for, and as of the end of, each of the years in the five-year period ended December 31, 2002 are derived from the audited consolidated financial statements of PolyOne. The summary historical financial data set forth below for, and as of the end of, the three-month periods ended March 31, 2002 and 2003 are derived from the unaudited interim condensed consolidated financial statements of PolyOne. PolyOne was formed on August 31, 2000 from the consolidation of The Geon Company and M. A. Hanna Company. This consolidation was accounted for as a purchase business combination, with Geon as the acquiring entity. Accordingly, our audited results under generally accepted accounting principles, or GAAP, for the year ended December 31, 2000 reflect the operating results of Geon for eight months prior to the consolidation and of PolyOne for four months (which include the operating results of Hanna from the date of consolidation). Accordingly, the summary historical financial data as of December 31, 2001 and 2002, and for the years then ended, is generally not comparable to the summary historical financial data for the other periods presented in the table below. Note (1) to the summary historical financial data includes pro forma income statement data and other data for 2000 that gives effect to the consolidation of Geon and Hanna and certain other transactions as if such transactions had occurred prior to the periods presented. The audited results for the years ended December 31, 1998 and 1999 are those of Geon only.

      The summary historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus and the audited consolidated financial statements and related notes and the unaudited interim condensed consolidated financial statements and related notes incorporated by reference into this prospectus. The information below is not necessarily indicative of our results for future periods.

						Three Months Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

	(dollars in millions)
Income statement data (1)(2):
Sales	$1,284.4	$1,261.2	$1,861.3	$2,581.1	$2,498.2	$596.3	$645.5
Operating costs and expenses:
Cost of sales	1,084.3	1,028.9	1,577.1	2,162.4	2,098.2	490.1	552.1
Selling and administrative	90.3	97.4	189.1	297.7	302.6	79.4	71.8
Depreciation and amortization	57.9	44.4	56.6	89.2	72.5	17.8	18.5
Employee separation and plant phaseout	14.6	0.5	2.8	36.1	1.1	0.9	24.9
Merger and integration costs	—	—	9.5	5.9	—	—	—
Loss on divestiture of equity investments	—	—	—	9.5	5.1	1.5	—
Loss (income) from equity affiliates and minority interest	(3.7)	(9.7)	(37.7)	9.8	(20.2)	2.2	(5.6)
Operating income (loss)	41.0	99.7	63.9	(29.5)	38.9	4.4	(16.2)
Interest expense, net	14.8	15.6	34.7	38.4	41.5	(8.3)	(12.3)
Other expense, net	2.6	3.6	4.6	6.3	9.2	(2.6)	(3.1)
Income (loss) before discontinued operations and cumulative effect of a change in accounting	13.8	106.2	15.2	(47.1)	(6.6)	(3.9)	(19.3)
Net income (loss)	13.8	104.7	15.9	(46.1)	(58.9)	(57.3)	(19.3)

									Three Months Ended
	Year Ended December 31,								March 31,

	1998		1999		2000		2001	2002	2002	2003

	(dollars in millions)
Balance sheet data (at period end):
Current assets	$234.7		$357.7		$796.5		$477.2	$514.2	$573.7	$602.5
Goodwill and other intangibles (3)	81.5		183.1		540.3		537.3	476.8	481.5	475.9
Total assets	802.0		1,162.6		2,430.6		2,051.5	1,997.5	2,058.5	2,059.7
Current liabilities	256.8		440.7		746.8		491.7	493.9	565.8	565.4
Total debt	187.1		353.3		682.2		446.1	583.9	492.7	625.6
Shareholders’ equity	214.1		334.7		827.6		713.4	579.7	653.4	572.7

Other data (1):
EBITDA (2)(4)	$98.9		$237.6		$120.5		$59.7	$111.4	$22.2	$2.3
Cash flow from (used by) operations	106.6		114.6		88.2		303.4	(32.7)	(30.7)	(34.6)
Cash flow from (used by) investing activities	(94.9)		(243.6)		16.3		(72.4)	(78.6)	(10.0)	2.8
Cash flow from (used by) financing activities	(45.2)		164.8		(117.4)		(249.7)	136.4	45.7	41.5
Capital expenditures	40.7		60.1		60.7		78.1	75.1	10.5	6.2
Business acquisitions, net of cash acquired (5)	57.1		233.5		2.4		—	11.4	—	15.8
Ratio of earnings to fixed charges (6)(7)	1.7	x	6.0	x	1.5	x	—	—	—	—

(1)	The income statement data and the other data are based on financial information from the income statement, which includes the operating results for acquisitions and other transactions from the date thereof. The historical results include the following business acquisitions from the acquisition date indicated: Plast-O-Meric, Inc., and the Wilflex Division of Flexible Products Company, from June 1, 1998; Adchem, Inc. from September 1, 1998; Acrol Holdings Limited from July 1, 1999; O’Sullivan Corporation from July 8, 1999; and Dennis Chemical Company, Inc. from September 8, 1999. In addition, the 1999 results of operations reflect the formation of Oxy Vinyls, LP on April 30, 1999 and the contribution of substantially all of PolyOne’s former PVC resin operations to Oxy Vinyls, LP. In connection with this, PolyOne also acquired businesses from Occidental Chemical Corporation and formed a powder compounding joint venture, all of which are reflected in PolyOne’s consolidated results of operations from May 1, 1999.

In December 2002, PolyOne acquired Transformación de Pigmentos y Colorantes, S.A., or Transcolor, a leading Spanish color concentrates manufacturer, and sold its 70% interest in So.F.teR S.p.A., or Softer, an Italian compounder of thermoplastic materials. With the sale of Softer, all historical operating results of Softer have been reported separately as a discontinued operation.

Below is a summary of 2000 pro forma operating results, which assumes the consolidation of Geon and Hanna occurred prior to the period presented. The unaudited pro forma financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Year Ended December 31,
2000

(dollars in millions)
Income statement data, pro forma (unaudited):
Sales	$3,069.2
Operating income	113.1
Income before discontinued operations	50.8
Net income	52.4
Other data, pro forma (unaudited):
Depreciation and amortization	99.0
EBITDA (4)	212.1

(2)	Below is a table of special items included in the historical operating results and their impact. The special items include gains and losses associated with specific strategic initiatives such as restructuring or consolidation of operations, gains and losses associated with the divestment and formation of joint ventures and certain one-time items.

							As Reported
						Pro forma	Three Months
	As Reported					Year Ended	Ended
	Year Ended December 31,					December 31,	March 31,

	1998	1999	2000	2001	2002	2000	2002	2003

	(dollars in millions)
Employee separation and plant phaseout costs (a)	$(14.6)	$(0.5)	$(2.8)	$(36.1)	$(1.1)	$(2.8)	$(0.9)	$(24.9)
Period plant phaseout costs incurred (b)	—	(1.2)	—	(0.2)	(1.1)	—	(0.1)	(0.9)
Equity affiliate – employee severance, liabilities associated with the temporary idling of a plant and facility asset writeoff and decommissioning costs (c)	—	(0.8)	—	(9.4)	(4.9)	—	(0.7)	(0.8)
Merger and integration costs (d)	—	—	(9.5)	(5.9)	—	(8.5)	—	—
Loss on divestiture of equity investments (e)	—	—	—	(9.5)	(5.1)	—	(1.5)	—
Acquired profit in inventory	—	—	(2.8)	—	—	—	—	—
Directors’ pension termination	—	—	(0.8)	—	—	(0.8)	—	—
Writeoff of debt placement cost	—	—	(0.8)	—	—	(0.8)	—	—
Charge for acquired profit in inventory relating to business acquisitions	—	(3.2)	—	—	—	—	—	—
Gain on formation of joint venture (f)	—	93.5	—	—	—	—	—	—

Subtotal – impact on EBITDA	(14.6)	87.8	(16.7)	(61.1)	(12.2)	(12.9)	(3.2)	(26.6)

Plant phaseout accelerated depreciation (b)	—	—	—	—	(1.8)	—	(0.5)	—

Subtotal – impact on operating income (loss)	(14.6)	87.8	(16.7)	(61.1)	(14.0)	(12.9)	(3.7)	(26.6)

Investment writedown	—	—	—	(0.6)	(0.8)	—	—	—
Litigation settlement gain	—	—	—	4.1	—	—	—	—
Other restructuring costs	—	—	(0.6)	—	—	(0.6)	—	—

Total – impact on pre-tax income (expense)	(14.6)	87.8	(17.3)	(57.6)	(14.8)	(13.5)	(3.7)	(26.6)

							As Reported
						Pro forma	Three Months
	As Reported					Year Ended	Ended
	Year Ended December 31,					December 31,	March 31,

	1998	1999	2000	2001	2002	2000	2002	2003

	(dollars in millions)
Income tax benefit	5.7	(34.1)	6.7	21.7	5.5	5.4	1.4	10.4
German tax rate reduction	—	—	1.5	—	—	1.5	—	—
Hanna reversal of income tax reserve	—	—	—	—	—	10.5	—	—

Total — impact on after-tax income (expense) before discontinued operations and cumulative effect of a change in accounting	$(8.9)	$53.7	$(9.1)	$(35.9)	$(9.3)	$3.9	$(2.3)	$(16.2)

(a)	These costs include severance, employee outplacement, external outplacement consulting, lease termination, facility closing costs and the writedown of the carrying value of plants and equipment related to restructuring initiatives associated with former Geon operations. In connection with the acquisition of Hanna and resulting formation of PolyOne, management developed several initiatives to capture the strategic value of the combined former Geon and former Hanna businesses. Included in the initiatives was the closing of excess manufacturing capacity of the Elastomers business and establishing Centers of Manufacturing Excellence within the North American Plastic Compounds and Colors operations. The 2003 expense relates to the January 16, 2003 announcement to reduce approximately 400 staff personnel and the March 26, 2003 announcement to exit an Engineered Films plant.

(b)	These are plant and phaseout costs associated with the restructuring initiatives described in (a) above that are to be recognized as period costs versus when the restructuring initiative was approved.

(c)	The 2003 expense relates to the cumulative effect of a change in accounting upon OxyVinyls’ adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” The year 2002 costs include our share of OxyVinyls’ employee severance and liabilities associated with the temporary idling of a plant in December 2001 plus the 2002 asset writeoff and decommissioning costs related to the permanent closing of specific production assets included in the idled plant. The costs in 2001, in addition to OxyVinyls’ costs and liabilities associated with the temporary idling of a plant, included other OxyVinyls’ employee severance costs and employee severance and restructuring costs of Australian Vinyls Corporation, or AVC.

(d)	These costs were a direct result of the acquisition of Hanna and the formation of PolyOne and relate primarily to the executive separation costs for former Geon executives resulting from employment change-in-control provisions triggered by the formation of PolyOne and severance costs paid to former Geon employees terminated as a result of the formation of PolyOne.

(e)	This item is the loss on our divestiture of our 37.4% investment in the PVC resin operations of AVC of $1.5 million in 2002 and $9.5 million in 2001. AVC was a joint venture with Orica Limited that had PVC resin and PVC compounding operations. The compounding operations of AVC were transferred to a newly-formed joint venture that has the same ownership percentages as AVC. We and Orica then sold our interests in AVC, which was announced on January 11, 2002, and we recognized a loss on the divestiture of the investment. Additionally, in December 2002, we recognized a pre-tax impairment loss on our investment in Techmer PM, LLC, or Techmer, an unconsolidated equity investment (owned 51%) of $3.6 million, in connection with the then-pending sale of our investment in Techmer.

(f)	This is the gain recognized at the time of the formation of OxyVinyls.

(3)	Goodwill comprised $444.0 million of the $476.8 million of goodwill and other intangibles, net reported as of December 31, 2002. Goodwill comprised $446.8 million of the $481.5 million and $444.1 million of the $475.9 million of goodwill and other intangibles, net reported as of March 31, 2002 and March 31, 2003, respectively.

(4)	EBITDA is defined as income before discontinued operations and cumulative effect of a change in accounting, income taxes, net interest expense, net other expense and depreciation and amortization expense. EBITDA excludes net other expense because the financing cost of the receivables sale facility is the largest component. EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance in accordance with GAAP. We present EBITDA because management believes that EBITDA could be useful for investors in assessing our operating performance and our performance relative to our financial obligations. Additionally, EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. EBITDA, as used by PolyOne, is not necessarily comparable with similarly titled measures of other companies. The table below presents a reconciliation from income (loss) before discontinued operations and cumulative effect of a change in accounting to EBITDA.

						Pro forma	As Reported
	As Reported					Year Ended	Three Months
	Year Ended December 31,					December 31,	Ended March 31,

	1998	1999	2000	2001	2002	2000	2002	2003

	(dollars in millions)
Income (loss) before discontinued operations and cumulative effect of a change in accounting	$13.8	$106.2	$15.2	$(47.1)	$(6.6)	$50.8	$(3.9)	$(19.3)
Income tax expense (benefit)	9.8	67.8	9.4	(27.1)	(5.2)	7.2	(2.6)	(12.3)
Interest expense, net	14.8	15.6	34.7	38.4	41.5	51.5	8.3	12.3
Other expense, net	2.6	3.6	4.6	6.3	9.2	3.6	2.6	3.1
Depreciation and amortization	57.9	44.4	56.6	89.2	72.5	99.0	17.8	18.5

EBITDA	$98.9	$237.6	$120.5	$59.7	$111.4	$212.1	$22.2	$2.3

(5)	This amount includes business acquisitions for cash, net of cash acquired and the M.A. Hanna Company consolidation for stock, net of cash received and transaction costs paid in 2000.

(6)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, discontinued operations and the cumulative effect of a change in accounting and exclude undistributed earnings (loss) of affiliates and minority interest, except for the pre-tax loss of 50% or less owned affiliates for which PolyOne has guaranteed debt, and capitalized interest, but include fixed charges and amortization of previously capitalized interest. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, a portion of rental expense representing an interest factor and interest expense of 50% or less owned affiliates that incur pre-tax loss for which PolyOne has guaranteed debt.

(7)	Earnings for the years ended December 31, 2001 and December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency for 2001 and 2002 amounted to $67.8 million and $0.1 million, respectively. Earnings for the three-month periods ended March 31, 2002 and March 31, 2003 were inadequate to cover fixed charges. The coverage deficiency for the three-month periods ended March 31, 2002 and March 31, 2003 amounted to $6.8 million and $33.6 million, respectively.

RISK FACTORS

      An investment in the exchange notes involves risk. In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors and information under “Forward-Looking Statements,” which appears elsewhere in this prospectus, before deciding whether to exchange any outstanding notes.

Risks Relating to Our Debt, Including the Exchange Notes

Our high level of debt could impair our financial health and prevent us from fulfilling our obligations under the exchange notes.

      As of March 31, 2003, on a pro forma basis after giving effect to the offering of the outstanding notes, the initial sale of accounts receivable under our new receivables sale facility and the application of the net proceeds, including the application of the proceeds held in escrow to repay all of our existing 9.375% senior notes due September 2003, we would have had total outstanding consolidated debt of approximately $801.3 million. Approximately $10.2 million of our total outstanding consolidated debt as of March 31, 2003 was debt of our subsidiaries. As of March 31, 2003, we had also guaranteed $42.3 million of OxyVinyls’ borrowings from Occidental Chemical Corporation and $91.4 million of SunBelt’s outstanding senior secured notes.

      Our high level of debt and our debt service obligations could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	reduce the amount of money available to finance our operations, capital expenditures and other activities;

•	increase our vulnerability to economic downturns and industry conditions;

•	limit our flexibility in responding to changing business and economic conditions, including increased competition and demand for new products and services;

•	place us at a disadvantage when compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

      We may incur substantial additional debt in the future, and we may do so in order to finance future acquisitions and investments. The addition of further debt to our current high level of debt could intensify the leverage related risks that we now face.

The terms of our debt impose restrictions on our operations.

      The indenture governing the outstanding notes and the exchange notes and the amended and restated agreement governing our revolving credit facility each includes a number of significant restrictive covenants. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	incur more debt;

•	pay dividends and make distributions or repurchase stock;

•	make investments;

•	create liens;

•	sell assets;

•	enter into certain types of transactions with affiliates; and

•	merge or consolidate or transfer and sell assets.

      In addition, the agreements governing our revolving credit facility and our new receivables sale facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. If we are unable to meet those ratios and tests, we would be unable to borrow under our revolving credit facility and sell accounts receivable under our new receivables sale facility, and, if that happens, we may not be able to fund our operations.

      A breach of any of the covenants or other provisions in the agreement governing our revolving credit facility could result in a default under that facility. Upon the occurrence of an event of default under that facility, the lenders could elect to declare all amounts outstanding under the facility to be immediately due and payable and foreclose on the collateral securing the facility, as well as terminate all commitments to extend further credit, which could adversely affect our ability to fund our operations. If the lenders under that facility accelerate the repayment of our borrowings, we cannot assure you that we would have sufficient assets to repay the obligations under the facility. In addition, in some instances, this would create an event of default under the indenture governing the outstanding notes and the exchange notes.

Holders of secured debt would be paid first and would receive payments from assets used as security before you receive payments if we were to become insolvent.

      The exchange notes will not be secured by any of our assets or the assets of our subsidiaries. The indenture governing the outstanding notes and the exchange notes, the indentures governing our existing notes and debentures, and our guarantee of the SunBelt notes permit us to incur future secured debt up to specified limits. If we were to become insolvent, holders of any current and future secured debt, including debt under our revolving credit facility, would be paid first and would receive payments from the assets used as security before you receive any payments. You may therefore not be fully repaid if we become insolvent.

Assets of our subsidiaries may not be available to make payments on the exchange notes.

      Our subsidiaries have no obligations to make payments in respect of the exchange notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, the creditors of that subsidiary, including trade creditors, will generally be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to us as a shareholder. After paying their own creditors, our subsidiaries may not have any remaining assets available for payment to holders of the exchange notes. As a result, the exchange notes are effectively junior in right of payment to the obligations of our subsidiaries. As of March 31, 2003, on a pro forma basis after giving effect to the offering of the outstanding notes, the initial sale of accounts receivable under our new receivables sale facility and the application of the net proceeds, including the application of the proceeds held in escrow to repay all of our existing 9.375% senior notes due September 2003, the total debt of our subsidiaries owed to third parties would have been approximately $10.2 million.

Key terms of the exchange notes will be suspended if the exchange notes achieve investment grade ratings.

      Most of the restrictive covenants in the indenture governing the outstanding notes and the exchange notes will not apply during any period in which the exchange notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services and in which no default or event of default has occurred. Ratings are given by these rating agencies based upon analyses that include many subjective factors. We cannot assure you that the exchange notes will achieve or maintain investment grade ratings, nor can we assure you that investment grade ratings, if granted, will reflect all of the factors that would be important to holders of the exchange notes.

We may not have sufficient funds to purchase exchange notes upon a change of control.

      Upon a change of control, we would be required to make an offer to purchase all outstanding exchange notes. However, we cannot assure you that we would have or would be able to borrow sufficient funds at the time of any change of control to make any required repurchases of exchange notes.

An active liquid trading market for the exchange notes may not develop.

      Prior to this offering, there has been no public market for the exchange notes. The exchange notes are a new class of securities that have never been traded. We cannot assure you that an active trading market for the exchange notes will develop or, if one does develop, that it will be sustained. Also, it is possible that the market for the exchange notes will be volatile. This volatility in price may affect your ability to resell your exchange notes or the timing of their sale.

If you do not exchange your outstanding notes, you may have difficulty transferring them at a later time.

      We will issue exchange notes in exchange for the outstanding notes after the exchange agent receives your outstanding notes, the letter of transmittal and all related documents. You should allow adequate time for delivery if you choose to tender your outstanding notes for exchange. Outstanding notes that are not exchanged will remain subject to restrictions on transfer and will not have rights to registration.

      If you do participate in the exchange offer for the purpose of participating in the distribution of the exchange notes, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds outstanding notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. If any outstanding notes are not tendered in the exchange or are tendered but not accepted, the trading market for such outstanding notes could be negatively affected due to the limited amount expected to remain outstanding following the completion of the exchange offer.

Risks Relating to Our Business

Demand for and supply of our products and services may be adversely affected by numerous factors, some of which we cannot predict or control, which could adversely affect our results of operations.

      Numerous factors may affect the demand for and supply of our products and services, including:

•	changes in the market acceptance of our products and services;

•	declines in the general level of industrial production;

•	declines in general economic conditions;

•	changes in world or regional plastic, rubber or PVC consumption growth rates;

•	changes in capacity in the PVC, VCM or chlor-alkali industries; and

•	changes in environmental regulations that would limit our ability to sell our products and services in specific markets.

      If any of these factors occur, the demand for and supply of our products and services could suffer, which would adversely affect our results of operations.

Increased raw material and energy costs could reduce our income.

      The primary raw material in our Performance Plastics business segment is PVC resin. The majority of our PVC resin is purchased from our Resin and Intermediates business segment equity affiliate, OxyVinyls, pursuant to a long-term supply contract. However, the price of PVC resin fluctuates under this contract in tandem with the prices of raw materials that are used in the manufacture of PVC resin, primarily petroleum and natural gas. In recent months, the price of petroleum has risen significantly, particularly due to the unstable political conditions in the Persian Gulf and the threat of war between the United States and Iraq, as well as due to recent developments in Venezuela. Any increase in the costs of energy would also increase our production costs. Although we attempt to pass on higher raw material and energy costs to our customers, given our competitive markets, it is often not possible to pass on all of these increased costs.

Our sales and operating results are sensitive to global economic conditions and cyclicality and could be adversely affected during economic downturns.

      Demand for our products is affected by general economic conditions and the business conditions of the industries in which we sell our products and services. The business of most of our customers, particularly our industrial, automotive, construction and electronics customers, are, to varying degrees, cyclical and have historically experienced periodic downturns. Presently, the United States and other world markets have been experiencing an economic downturn that began in the latter half of 2000. Additionally, the war between the United States and Iraq may lead to financial, economic and political instability, which could lead to a further deterioration in general economic conditions. Any additional downturns in general economic conditions could adversely affect the demand for our products and services and our sales and operating results. In addition, downturns in our customers’ industries, even during periods of strong general economic conditions, could adversely affect our sales and our operating results.

We may be unable to achieve, or may be delayed in achieving, our strategic value capture initiatives, which may adversely affect our results of operations and cash flow.

      We have launched a number of strategic value capture initiatives, including our restructuring initiatives, to improve operating efficiencies and reduce operating costs. Although we have achieved a substantial amount of our estimated annual cost savings associated with these strategic value capture initiatives, we are still pursuing additional cost savings through various strategic value capture initiatives such as our Aligning for Profitable Growth program. We may be unable to sustain the cost savings that we have achieved, or if we are unable to achieve, or meet any unexpected delays in achieving, any additional cost savings, our results of operations and cash flow may be adversely affected. Additionally, even if we meet our goals pursuant to these initiatives, we may not receive the expected financial benefits of these initiatives.

We face competition from other polymer and chemical companies, which could adversely affect our sales and financial condition.

      We actively compete with companies producing the same or similar products, as well as, in some instances, with companies producing different products designed for the same uses. We encounter competition in price, delivery, service, performance, product innovation, product recognition and quality, depending on the product involved.

      Because of consolidation in the polymer and chemical industries, our competitors may become larger, which could make them more efficient, reducing their cost of materials and permitting them to be more price competitive. Increased size could also permit them to operate in wider geographic areas and enhance their ability to compete in other areas such as research and development and customer service, which could also reduce our profitability.

      Our competitors can be expected to continue to develop and introduce new and enhanced products, which could cause a decline in market acceptance of our products. In addition, our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers. An inability to compete successfully could have an adverse effect on our results of operations, financial condition and cash flows in any given period.

      We may experience increased competition from companies offering products based on alternative technologies and processes that may be more competitive or better in price or performance, causing us to lose customers and causing a decrease in our sales volume and operating profits.

      Additionally, some of our customers may be or may become large enough to justify developing in-house production capabilities. Any material reduction in orders to us by our customers as a result of a shift to in-house production could adversely affect our sales and operating profits.

Because our operations are conducted worldwide, they are affected by risks of doing business abroad.

      We generate revenue from export sales, or sales outside the United States by our domestic operations, as well as from our operations conducted outside the United States. Revenue from non-United States operations (principally Canada, Mexico, Europe and Asia) amounted to approximately 23% in 2002, 21% in 2001 and 19% in 2000 of total revenue during these respective periods. Long-lived assets of our non-United States operations represented approximately 26%, 24% and 24% of total long-lived assets at December 31, 2002, 2001 and 2000, respectively.

      Our international operations are subject to the risks of doing business abroad, including the following:

•	fluctuations in currency exchange rates;

•	transportation delays and interruptions;

•	political and economic instability and disruptions;

•	restrictions on the transfer of funds;

•	the imposition of duties and tariffs;

•	import and export controls;

•	changes in governmental policies and regulatory environments;

•	labor unrest and current and changing regulatory environments;

•	the uncertainty of product acceptance by different cultures;

•	the risks of divergent business expectations or cultural incompatibility inherent in establishing joint ventures with foreign partners;

•	difficulties in staffing and managing multi-national operations;

•	limitations on our ability to enforce legal rights and remedies;

•	reduced protection for intellectual property rights in some countries; and

•	potentially adverse tax consequences.

      Any of these events could have an adverse effect on our international operations in the future by reducing the demand for our products, decreasing the prices at which we can sell our products or otherwise having an adverse effect on our business, financial condition or results of operations. We may not be able to continue to operate in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. In addition, these laws or regulations may be modified in the future, and we may not be able to operate in compliance with those modifications.

Our manufacturing operations are subject to hazards associated with polymer production and related storage and transportation of raw materials, products and wastes.

      Our manufacturing operations are subject to the usual hazards associated with polymer production and the related storage and transportation of raw materials, products and wastes, including, but not limited to:

•	pipeline leaks and ruptures;

•	explosions, fires, inclement weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	our inability to obtain or maintain any required licenses or permits;

•	transportation interruptions and environmental hazards such as chemical spills, discharges or releases of toxic or hazardous substances or gases; and

•	storage tank leaks and matters resulting from remedial activities.

      The occurrence of any of these operating problems at our facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole, during and after the period of such operational difficulties. These operating problems may also cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage. In addition, individuals could seek damages for alleged personal injury or property damage due to exposure to chemicals at our facilities or to chemicals otherwise owned or controlled by us. Furthermore, we are subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. Although we maintain property, business interruption and casualty insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential hazards incident to our business.

Our participation in joint ventures may adversely affect our results of operations.

      We participate in joint ventures both in the United States and abroad. In some joint ventures, such as SunBelt, we are equal partners with another corporation, while in others, such as OxyVinyls, we hold a minority interest. We may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan. In that case, our operations may be adversely affected or we may be required to increase our level of commitment to the joint venture. Also, differences in views among joint venture participants may result in delayed decisions or failures to agree on major issues. Any differences in our views or problems with respect to the operations of our joint ventures could have an adverse effect on our business, financial condition, results of operations or cash flows.

      OxyVinyls and SunBelt are our two largest equity investments. OxyVinyls is a manufacturer of PVC resin and chlor-alkali. SunBelt is a manufacturer of chlor-alkali. The earnings of each of these partnerships may be significantly affected by changes in the commodity cycle for hydrocarbon feedstocks and for chlor-alkali products. The principal factors impacting OxyVinyls’ profitability include the PVC resin spread (which is the PVC resin selling price less the material cost of chlorine and ethylene), caustic soda selling prices, natural gas prices and customer product demand. The principal factors impacting SunBelt’s profitability are caustic soda prices, chlorine prices and the cost of electricity. If the profitability of either OxyVinyls or SunBelt is adversely affected, we may receive less cash dividends from that partnership or may choose to make additional cash contributions to that partnership, which could adversely affect our results of operations.

Extensive environmental, health and safety laws and regulations impact our operations and assets, and compliance with these regulations could adversely affect our results of operations.

      Our operations on and ownership of real property are subject to extensive environmental, health and safety laws and regulations at both the national and lower governmental levels. The nature of our business exposes us to risks of liability under these laws and regulations due to the production, storage, transportation, recycling or disposal and/or sale of materials that can cause contamination or personal injury if released into the environment or workplace. Environmental laws may have a significant effect on the costs of these activities involving raw materials, finished products and wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions, remediation costs, or experience interruptions in our operations for violations arising under these laws.

      Also, federal and state environmental statutes impose strict, and under some circumstances joint and several, liability for the cost of investigations and remedial actions on any company that generated the waste, arranged for disposal of the waste, transported the waste to the disposal site, or selected the disposal site, as well as on owners and operators of the site. Any or all of the responsible parties may be required to bear all of the costs of clean up, regardless of fault, or legality of the waste disposal or ownership of the site, and may also be subject to liability for natural resource damages. We have been notified by federal and state environmental agencies and private parties that we may be a potentially responsible party, or PRP, in connection with several sites. We may incur substantial costs relating to some of these sites. It is possible that we will be identified as a PRP at more sites in the future. If that happens, substantial investigation or clean up costs could be assessed against us with respect to them.

      We are also conducting investigations and remediation at some of our active and inactive facilities, and have assumed responsibility for environmental liabilities based on pre-1993 operations at sites formerly owned or operated by us or our predecessors.

      Our policy is to accrue costs relating to environmental matters that have been identified and when it is probable that these costs will be incurred and can be reasonably estimated. However, accruals for estimated costs, including, among other things, the ranges associated with our accruals for future environmental compliance and remediation, may be too low or we may not be able to quantify the potential costs. We may be subject to additional environmental matters giving rise to liabilities or potential liabilities that have not yet been identified. We expect to continue to be subject to increasingly stringent environmental, health and safety laws and regulations. We anticipate that compliance will continue to require increased capital expenditures and operating costs, which could adversely affect our financial performance.

Lower investment performance by our pension plan assets will require us to increase our pension liability and expense, which may also lead us to accelerate funding of our pension obligations and divert funds from other uses.

      Lower investment performance by our pension plan assets caused by the decline in the stock market has increased our defined benefit pension plan obligations. We currently estimate that minimum funding requirements for our qualified defined benefit pension plans will be approximately $1 million in 2003 and $5 million in 2004. Market asset performance in 2003 will impact the final minimum funding requirements in 2005. As of December 31, 2002, we decreased by 25 basis points our assumption regarding the long-term rate of return on pension assets to 8.75%. An 8.75% return on assets in 2003, combined with the minimum contributions required in 2003 and 2004, would produce a projected minimum funding requirement by September 15, 2005 of approximately $45 million for our qualified defined benefit pension plans. We intend to continue funding in excess of the minimum required for the qualified defined benefit pension plans during 2003 and 2004, which would reduce any otherwise required funding by September 15, 2005. However, we cannot predict whether changing economic conditions or other factors will lead or require us to make contributions in excess of our current expectations, diverting funds we would otherwise apply to other uses. Additionally, we cannot assure you that we will have the funds necessary to meet any minimum pension funding requirements or that the minimum pension funding requirement required by September 15, 2005 will not exceed $45 million.

We have a significant amount of goodwill, and any future goodwill impairment charges could adversely impact our results of operations.

      As of March 31, 2003, we had goodwill of $444.1 million recorded on our balance sheet. We completed the transitional impairment review required by Statement of Financial Accounting Standards No. 142, or SFAS No. 142, during the first quarter of 2002 for each of our business segments. As a result, we recognized an after-tax loss of $53.7 million as a cumulative effect of an accounting change related to our Engineered Films operations. An annual impairment assessment will be required for each of our business segments, and we have elected July 1 as our annual assessment date. We determined that there was no additional goodwill impairment impact as of the annual assessment on July 1, 2002 or through December 31, 2002. However, the occurrence of a potential indicator of impairment such as a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, would result in our having to perform another first step valuation analysis, as required under SFAS No. 142, for some or all of our reporting units prior to the required annual assessment. These types of events and the resulting analysis could result in additional charges for goodwill and other asset impairments in the future. Any additional future impairment of goodwill could result in one or more of the following financial impacts:

•	violation of required financial ratios under the agreements governing our debt; and

•	extension of security to the exchange notes and our existing notes and debentures.

      Any violation of required financial ratios could limit our ability to access existing or future capital resources. Any extension of security to the notes and our existing notes and debentures could impact the cost of future financing and/or our ability to issue new debt. Limitations on our ability to access existing or future capital resources could jeopardize our ability to pay the principal and interest of our debt, including the exchange notes.

FORWARD-LOOKING STATEMENTS

      You should carefully review the information contained in or incorporated by reference into this prospectus. In this prospectus, statements that are not reported financial results or other historical information are “forward-looking statements.” Forward-looking statements give our current expectations or forecasts of future events and are not guarantees of future performance. They are based on our management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

      You can identify these forward-looking statements by the fact that they do not relate strictly to historic or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective changes in raw material costs or product pricing or product demand, savings and cash flows from strategic value capture initiatives, future performance or results of current and anticipated market conditions and market strategies, sales efforts, expenses, the outcomes of contingencies such as legal proceedings, and financial results. Among the factors that could cause actual results to differ materially are the following:

•	an inability to achieve or delays in achieving estimated and actual savings related to consolidation and restructuring programs;

•	delays in achieving or inability to achieve our strategic value capture initiatives, including cost reduction and employee productivity goals, or achievement of less than anticipated financial benefit from these initiatives;

•	the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local businesses and other political, economic and regulatory risks;

•	changes in U.S., regional or world polymer and/or rubber consumption growth rates affecting our markets;

•	changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online in the PVC, chlor-alkali, VCM or other industries in which we participate;

•	fluctuations in raw material prices, quality and supply and in energy prices and supply, in particular fluctuations outside the normal range of industry cycles;

•	production outages or material costs associated with scheduled or unscheduled maintenance programs;

•	costs or difficulties and delays related to the operation of joint venture entities;

•	lack of day-to-day operating control, including procurement of raw materials, of equity or joint venture affiliates;

•	partial control over investment decisions and dividend distribution policy of OxyVinyls and our other minority equity holdings;

•	an inability to launch new products and/or services that strategically fit our businesses;

•	the possibility of goodwill impairments;

•	an inability to obtain or maintain any required licenses or permits;

•	an inability to comply with any environmental laws and regulations; and

•	a delay or inability to achieve targeted debt levels through divestitures or other means.

      We cannot guarantee that any forward-looking statements will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove to be inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider any forward-looking statements.

      We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consider any additional disclosures that we make on related subjects in our filings with the SEC. You should understand that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange notes. Because we are exchanging the exchange notes for the outstanding notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our debt.

CAPITALIZATION

      The following table sets forth our consolidated cash and cash equivalents, amount of receivables sold under our former receivables sale facility and capitalization as of March 31, 2003 on a historical basis in accordance with generally accepted accounting principles and on an as adjusted basis for the offering of the outstanding notes. The “as adjusted” presentation gives effect to the sale of the outstanding notes. The table should be read in conjunction with the consolidated financial statements of PolyOne and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial data of PolyOne included in or incorporated by reference into this prospectus.

	As of March 31, 2003

	Historical	As Adjusted

	(dollars in millions)
Cash and cash equivalents	$50.3	$50.3

Restricted cash (1)	$—	$87.8

Amount of receivables sold under former receivables sale facility (2)	$196.1	$27.5

Total debt:
Revolving credit facility (2)	$35.0	$—
Short-term lines of credit	1.2	1.2
9.375% senior notes due September 2003 (1)(3)	89.3	89.3	(4)
6.875% debentures due December 2005	78.4	78.4
10 5/8% senior notes due May 2010	—	300.0
Medium-term notes due 2004 — 2011	155.7	155.7
8.875% senior notes due May 2012	198.4	198.4
7.500% debentures due December 2015	50.0	50.0
Other borrowings	17.6	17.6

Total debt	625.6	890.6	(4)

Shareholders’ equity	572.7	572.7

Total capitalization	$1,198.3	$1,463.3

(1)	We placed $87.8 million of the net proceeds from the offering of the outstanding notes into escrow, which amount may only be used to repay our existing 9.375% senior notes due September 2003. Our existing 9.375% senior notes pay interest semi-annually at a rate of 9.375% and mature on September 15, 2003.

(2)	As of March 31, 2003, $35.0 million was outstanding under our revolving credit facility, and approximately $196.1 million of accounts receivable had been sold under our former receivables sale facility. We used approximately $88 million of the net proceeds from the offering of the outstanding notes to repay the amounts outstanding under our revolving credit facility at May 6, 2003. We also used approximately $197.2 million of the net proceeds from that offering to repurchase the undivided interest in our previously sold receivables, and we immediately sold an undivided interest of approximately $86.4 million of accounts receivable under our new receivables sale facility at May 6, 2003.

(3)	Amount indicates the carrying amount of the 9.375% senior notes due September 2003, which includes a deferred gain classified as debt in connection with cash received from the termination of an interest swap agreement.

(4)	The total debt as of March 31, 2003 after giving full effect to (a) the offering of the outstanding notes, (b) the repayment of all amounts outstanding under our revolving credit facility in connection with the amendment and restatement of that facility and (c) the retirement of our former receivables sale facility, including the application of the proceeds held in escrow to repay all of our existing 9.375% senior notes due September 2003, as shown elsewhere in this prospectus, would have been $801.3 million. Such amount is the net of $890.6 million total debt shown above after giving effect to the issuance of the outstanding notes less the $89.3 million associated with the existing 9.375% senior notes to be repaid.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table presents our selected historical consolidated financial data. The selected historical statement of income data for each of the five years in the period ended December 31, 2002 and the selected balance sheet data as of December 31, 2002 have been derived from our audited consolidated financial statements and related notes incorporated by reference into this prospectus. The selected historical statement of income data for the three months ended March 31, 2002 and 2003 and the selected balance sheet data as of March 31, 2002 and 2003 have been derived from our unaudited interim condensed consolidated financial statements and related notes. PolyOne was formed on August 31, 2000 from the consolidation of The Geon Company and M. A. Hanna Company. This consolidation was accounted for as a purchase business combination, with Geon as the acquiring entity. Accordingly, our audited results under GAAP for the year ended December 31, 2000 reflect the operating results of Geon for the eight months prior to the consolidation and of PolyOne for four months (which include the operating results of Hanna from the date of consolidation). The audited results for the years ended December 31, 1999 and 1998 are those of Geon only.

      In December 2002, we acquired Transcolor and sold our 70% interest in Softer. With the sale of Softer, all historical operating results of Softer have been reported separately as a discontinued operation.

      You should read the following information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus and our audited consolidated financial statements and related notes and our unaudited interim condensed consolidated financial statements and related notes incorporated by reference into this prospectus. The information below is not necessarily indicative of our results for future periods.

						Three Months
	Year Ended December 31,					Ended March 31,

	1998	1999	2000	2001	2002	2002	2003

	(dollars in millions, except per share data)
Income statement data (1)(2):
Sales	$1,284.4	$1,261.2	$1,861.3	$2,581.1	$2,498.2	$596.3	$645.5
Operating costs and expenses:
Cost of sales	1,084.3	1,028.9	1,577.1	2,162.4	2,098.2	490.1	552.1
Selling and administrative	90.3	97.4	189.1	297.7	302.6	79.4	71.8
Depreciation and amortization	57.9	44.4	56.6	89.2	72.5	17.8	18.5
Employee separation and plant phaseout	14.6	0.5	2.8	36.1	1.1	0.9	24.9
Merger and integration costs	—	—	9.5	5.9	—	—	—
Loss on divestiture of equity investments	—	—	—	9.5	5.1	1.5	—
Loss (income) from equity affiliates and minority interest	(3.7)	(9.7)	(37.7)	9.8	(20.2)	2.2	(5.6)
Operating income (loss)	41.0	99.7	63.9	(29.5)	38.9	4.4	(16.2)
Interest expense, net	14.8	15.6	34.7	38.4	41.5	(8.3)	(12.3)
Other expense, net	2.6	3.6	4.6	6.3	9.2	(2.6)	(3.1)
Income (loss) before discontinued operations and cumulative effect of a change in accounting	13.8	106.2	15.2	(47.1)	(6.6)	(3.9)	(19.3)
Discontinued operations	—	—	0.7	1.0	1.4	0.3	—
Cumulative effect of a change in accounting	—	(1.5)	—	—	(53.7)	(53.7)	—

Net income (loss)	$13.8	$104.7	$15.9	$(46.1)	$(58.9)	$(57.3)	$(19.3)

									Three Months
	Year Ended December 31,								Ended March 31,

	1998		1999		2000		2001	2002	2002	2003

	(dollars in millions, except per share data)
Diluted earnings (loss) per share:
Before discontinued operations and a change in accounting	$0.29		$2.18		$0.25		$(0.52)	$(0.07)	$(0.04)	$(0.21)
Discontinued operations	—		—		0.01		0.01	0.01	—	—
Change in accounting method	—		(0.03)		—		—	(0.59)	$(0.60)	—

Net income (loss)	$0.29		$2.15		$0.26		$(0.51)	$(0.65)	$(0.64)	$(0.21)

Dividends per common share	$0.25		$0.25		$0.25		$0.25	$0.25	$0.625	$—

Balance sheet data (at period end):
Current assets	$234.7		$357.7		$796.5		$477.2	$514.2	$573.7	$602.5
Goodwill and other intangibles (3)	81.5		183.1		540.3		537.3	476.8	481.5	475.9
Total assets	802.0		1,162.6		2,430.6		2,051.5	1,997.5	2,058.5	2,059.7
Current liabilities	256.8		440.7		746.8		491.7	493.9	565.8	565.4
Total debt	187.1		353.3		682.2		446.1	583.9	492.7	625.6
Shareholders’ equity	214.1		334.7		827.6		713.4	579.7	653.4	572.7
Other data (1):
EBITDA (2)(4)	$98.9		$237.6		$120.5		$59.7	$111.4	$22.2	$2.3
Cash flow from (used by) operations	106.6		114.6		88.2		303.4	(32.7)	(30.7)	(34.6)
Cash flow from (used by) investing activities	(94.9)		(243.6)		16.3		(72.4)	(78.6)	(10.0)	2.8
Cash flow from (used by) financing activities	(45.2)		164.8		(117.4)		(249.7)	136.4	45.7	41.5
Capital expenditures	40.7		60.1		60.7		78.1	75.1	10.5	6.2
Business acquisitions, net of cash acquired (5)	57.1		233.5		2.4		—	11.4	—	15.8
Ratio of earnings to fixed charges (6)(7)	1.7	x	6.0	x	1.5	x	—	—	—	—

(1)	The income statement data and the other data are based on financial information from the income statement, which includes the operating results for acquisitions and other transactions from the date thereof. The historical results include the following business acquisitions from the acquisition date indicated: Plast-O-Meric, Inc., and the Wilflex Division of Flexible Products Company, from June 1, 1998; Adchem, Inc. from September 1, 1998; Acrol Holdings Limited from July 1, 1999; O’Sullivan Corporation from July 8, 1999; and Dennis Chemical Company, Inc. from September 8, 1999. In addition, the 1999 results of operations reflect the formation of Oxy Vinyls, LP on April 30, 1999 and the contribution of substantially all of PolyOne’s former PVC resin operations to Oxy Vinyls, LP. In connection with this, PolyOne also acquired businesses from Occidental Chemical Corporation and formed a powder compounding joint venture, all of which are reflected in PolyOne’s consolidated results of operations from May 1, 1999.

Below is a summary of 2000 pro forma operating results, which assumes the consolidation of Geon and Hanna occurred prior to the period presented. The unaudited pro forma financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Year Ended December 31,
2000

(dollars in millions)
Income statement data, pro forma (unaudited):
Sales	$3,069.2
Operating income	113.1
Income before discontinued operations	50.8
Net income	52.4
Other data, pro forma (unaudited):
Depreciation and amortization	99.0
EBITDA(4)	212.1

(2)	The historical operating results include special items such as gains and losses associated with specific strategic initiatives such as restructuring or consolidation of operations, gains and losses associated with the divestment and formation of joint ventures and certain one-time items. For a summary and an explanation of these special items, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Summary of Special Items.”

(3)	Goodwill comprised $444.0 million of the $476.8 million of goodwill and other intangibles, net reported as of December 31, 2002. Goodwill comprised $446.8 million of the $481.5 million and $444.1 million of the $475.9 million of goodwill and other intangibles, net reported as of March 31, 2002 and March 31, 2003, respectively.

(4)	EBITDA is defined as net income before discontinued operations and cumulative effect of a change in accounting, income taxes, net interest expense, net other expense and depreciation and amortization expense. EBITDA excludes net other expense because the financing cost of the receivables sale facility is the largest component. EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance in accordance with GAAP. We present EBITDA because management believes that EBITDA could be useful for investors in assessing our operating performance and our performance relative to our financial obligations. Additionally, EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. EBITDA, as used by PolyOne, is not necessarily comparable with similarly titled measures of other companies. The table below presents a reconciliation from income (loss) before discontinued operations and cumulative effect of a change in accounting to EBITDA.

							As Reported
						Pro forma	Three Months
	As Reported					Year Ended	Ended
	Year Ended December 31,					December 31,	March 31,

	1998	1999	2000	2001	2002	2000	2002	2003

	(dollars in millions)
Income (loss) before discontinued operations and cumulative effect of a change in accounting	$13.8	$106.2	$15.2	$(47.1)	$(6.6)	$50.8	$(3.9)	$(19.3)
Income tax expense (benefit)	9.8	67.8	9.4	(27.1)	(5.2)	7.2	(2.6)	(12.3)
Interest expense, net	14.8	15.6	34.7	38.4	41.5	51.5	8.3	12.3
Other expense, net	2.6	3.6	4.6	6.3	9.2	3.6	2.6	3.1
Depreciation and amortization	57.9	44.4	56.6	89.2	72.5	99.0	17.8	18.5

EBITDA	$98.9	$237.6	$120.5	$59.7	$111.4	$212.1	$22.2	$2.3

(5)	This amount includes business acquisitions for cash, net of cash acquired and the M.A. Hanna Company consolidation for stock, net of cash received and transaction costs paid in 2000.

(6)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, discontinued operations and the cumulative effect of a change in accounting and exclude undistributed earnings (loss) of affiliates and minority interest, except for the pre-tax loss of 50% or less owned affiliates for which PolyOne has guaranteed debt, and capitalized interest, but include fixed charges and amortization of previously capitalized interest. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, a portion of rental expense representing an interest factor and interest expense of 50% or less owned affiliates that incur pre-tax loss for which PolyOne has guaranteed debt.

(7)	Earnings for the years ended December 31, 2001 and December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency for 2001 and 2002 amounted to $67.8 million and $0.1 million, respectively. Earnings for the three-month periods ended March 31, 2002 and March 31, 2003 were inadequate to cover fixed charges. The coverage deficiency for the three-month periods ended March 31, 2002 and March 31, 2003 amounted to $6.8 million and $33.6 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and the notes to those statements and other financial information included elsewhere in or incorporated by reference into this prospectus. This prospectus contains forwarding-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.”

Overview

      We are a leading global polymer services company, with worldwide annual sales of approximately $2.5 billion. We were formed on August 31, 2000 from the consolidation of The Geon Company and M.A. Hanna Company.

      Our consolidation was accounted for as a purchase business combination, with Geon as the acquiring entity. Accordingly, our reported results under GAAP for the year ended December 31, 2000 reflect the operating results of Geon for eight months prior to the consolidation and of PolyOne for four months (which include the operating results of Hanna from the date of consolidation).

      In the commentary that follows, “pro forma results” are also provided for the 2000 operating results because of the significant and pervasive impact of the merger on comparative data. The 2000 pro forma operating results assume that the consolidation of Geon and Hanna occurred prior to the period presented. Further, the 2000 pro forma operating results assume that Hanna’s sale of its Cadillac Plastic business, recognized in the second and third quarters of 2000, occurred prior to the period presented. The 2000 pro forma operating results do not include any then-future profit improvements and cost savings or associated costs, including restructuring costs expected or subsequently resulting from the integration of Geon and Hanna. The 2000 pro forma operating results are provided for illustrative purposes only, and do not necessarily indicate the operating results that would have occurred.

      In December 2002, we sold our 70% interest in Softer, an Italian compounder of thermoplastic materials. With the sale, all historical operating results of this business have been reported separately as a discontinued operation. The business was previously included within our Performance Plastics business segment. For more information regarding this discontinued operation, see note D to our audited consolidated financial statements, which are incorporated by reference into this prospectus.

      Our 2002 sales and operating results were significantly impacted by the continued weakness in the manufacturing sector of the U.S. economy. The U.S. industrial manufacturing economic index (excluding high technology) for 2002 averaged approximately 1% below the 2001 average and 7% below the index peak in June 2000. Commencing in the second half of 2000, the slowdown of the U.S. economy has significantly reduced customer product demand and resulted in lower sales and earnings in both our consolidated businesses and the operations of our equity affiliates. While lower sales in 2002 resulted primarily from economic conditions, some market share losses occurred in the North American color and additive concentrate, vinyl compound, and elastomer and performance additive markets. In 2002, however, we saw some recovery in demand and margins of both the U.S. PVC resin industry and the chlor-alkali industry, in which we have equity affiliates. Partially offsetting the negative U.S. economic forces were our continuing initiatives to restructure our operations following the consolidation and formation of PolyOne in 2000. At the end of 2002, approximately three-quarters of the strategic value capture initiatives, which consist of specific programs to structurally reduce material, manufacturing, logistics, and selling and administrative costs and to increase sales growth, announced in 2001 had been realized, with the remainder expected to be realized in 2003.

      The weakness in the manufacturing sector of the U.S. economy continued in the first quarter of 2003. The U.S. industrial manufacturing economic index (excluding high technology) for the first quarter of 2003 was slightly below the same quarter in 2002 and the previous quarter. The 2003 first quarter U.S. industrial manufacturing economic index (excluding high technology) was approximately 8% below the peak in the second quarter of 2000.

      Europe realized minimal economic growth in the first quarter of 2003 versus a current forecast for the year of approximately 1%. In Asia, 2003 economic growth continues at a strong pace, although some forecasts are being revised downward due in part to the SARS illness.

Summary of Consolidated Operating Results

					Three Months
	Year Ended December 31,				Ended March 31,

				Pro Forma
	Reported Results			Results	Reported Results

	2002	2001	2000	2000	2003	2002

	(dollars in millions, except per share data)
Sales	$2,498.2	$2,581.1	$1,861.3	$3,069.2	$645.5	$596.3

Operating income (loss)	38.9	(29.5)	63.9	113.1	(16.2)	4.4

Net income (loss)	(58.9)	(46.1)	15.9	52.4	(19.3)	(57.3)
(Income) from discontinued operations — after tax	(1.4)	(1.0)	(0.7)	(1.6)	—	(0.3)
Cumulative effect of change in accounting — after-tax expense	53.7	—	—	—	—	53.7
Income (loss) before discontinued operations and cumulative effect of a change in accounting — after tax	$(6.6)	$(47.1)	$15.2	$50.8	$(19.3)	$(3.9)

Earnings (loss) per share, diluted	$(0.65)	$(0.51)	$0.26	$0.57	$(0.21)	$(0.64)
Earnings (loss) per share before discontinued operations and cumulative effect of a change in accounting, diluted	$(0.07)	$(0.52)	$0.25	$0.55	$(0.21)	$(0.04)
Effect on earnings per share of excluding special items, increase (decrease)	$0.10	$0.40	$0.15	$(0.04)	$0.18	$0.03
Effect on earnings per share of excluding goodwill amortization expense, increase	$0.00	$0.17	$0.09	$0.16	$0.00	$0.00

Other data:
Net cash provided (used) by:
Operating activities of continuing operations	$(32.7)	$303.4	$88.2		$(34.6)	$(30.7)
Investing activities of continuing operations	$(78.6)	$(72.4)	$16.3		$2.8	$(10.0)
Financing activities of continuing operations	$136.4	$(249.7)	$(117.4)		$41.5	$45.7

EBITDA (1)	$111.4	$59.7	$120.5	$212.1	$2.3	$22.2

Reconciliation (1):
Income (loss) before discontinued operations and cumulative effect of a change in accounting — after tax	$(6.6)	$(47.1)	$15.2	$50.8	$(19.3)	$(3.9)
Income tax expense (benefit)	(5.2)	(27.1)	9.4	7.2	(12.3)	(2.6)
Interest expense, net	41.5	38.4	34.7	51.5	12.3	8.3
Other expense, net	9.2	6.3	4.6	3.6	3.1	2.6
Depreciation and amortization	72.5	89.2	56.6	99.0	18.5	17.8

EBITDA (1)	$111.4	$59.7	$120.5	$212.1	$2.3	$22.2

(1)	EBITDA is defined as income before discontinued operations and cumulative effect of a change in accounting, income taxes, net interest expense, net other expense and depreciation and amortization expense. EBITDA excludes net other expense because the financing cost of the receivables sale facility is the largest component. EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance in accordance with GAAP. We present EBITDA because management believes that EBITDA could be useful for investors in assessing our operating performance and our performance relative to our financial obligations. Additionally, EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. EBITDA, as used by PolyOne, is not necessarily comparable with similarly titled measures of other companies. The table above presents a reconciliation from income (loss) before discontinued operations and cumulative effect of a change in accounting to EBITDA.

First Quarter 2003 Results of Operations

      Our first quarter 2003 sales of $645.5 million were $49.2 million, or 8%, higher than the first quarter 2002, representing the first year-over-year quarterly sales increase of over 1% since the U.S. economic slowdown began in the third quarter 2000. All business segments reported sales increases in the first quarter 2003 compared to the same period a year ago. The International Plastic Compounds and Colors product group within the Performance Plastics business segment realized a 40% sales increase in the first quarter 2003, which included the effects of the December 2002 Transcolor acquisition and currency translation. Excluding the effects of the Transcolor acquisition and currency translation, the International Plastic Compounds and Colors product group’s sales increase was 6% and for PolyOne in total the sales increase in the first quarter 2003 compared to the first quarter 2002 was 4%.

      We reported an operating loss of $16.2 million for the first quarter 2003, a decrease of $20.6 million over the same period last year. In the first quarter, EBITDA was $2.3 million in 2003 and $22.2 million in 2002. Exceeding the decrease in EBITDA was the 2003 increased costs of special items of $23.4 million between the quarters. The special items in the periods primarily relate to restructuring initiatives, loss on the sale of an equity investment and a change in an equity affiliate’s accounting. The 2003 first quarter $3.5 million increase in EBITDA before special items was a result of a $9.4 million increase in the Resin and Intermediates business segment, which was partially offset by a $7.2 million decrease in the Performance Plastics business segment. Within our consolidated businesses (all business segments excluding Resin and Intermediates), lower product material margins, particularly in vinyl compounds and specialty resins, more than offset benefits from the previously announced strategic value capture initiatives, which included approximately $3 million in selling and administrative cost savings from the staff reductions announced in January 2003 and the incremental margin on increased sales. In comparing the first quarter of 2003 versus the first quarter of 2002, the strategic value capture initiatives are estimated to have contributed $23 million to pre-tax earnings, of which $5 million was from growth efforts and approximately $18 million from cost reduction programs. The largest cost reductions came from the initiatives to restructure our North American manufacturing operations and material sourcing programs.

      Interest expense in the first quarter 2003 of $12.5 million increased $4 million compared to the same quarter in 2002. Impacting 2003 interest expense was the second quarter 2002 issuance of $200 million aggregate principal amount of senior debt at 8.875%, net of the debt retired upon issuance, offset by reduced average amounts outstanding under our revolving credit facility in 2003 compared to 2002.

      The effective income tax rate benefit for the first quarter 2003 was 39% compared with a benefit of 40% for the first quarter 2002. The difference in the effective benefits for the quarter is principally due to lower foreign income taxes.

      The first quarter 2003 net loss was $19.3 million versus a net loss of $57.3 million in the first quarter of 2002. The first quarter 2002 net loss included an after-tax charge for the cumulative effect of a change in accounting of $53.7 million and income of $0.3 million from discontinued operations. The first quarter 2003 loss included special charges of $16.2 million compared to the first quarter 2002 charges of $2.3 million.

      Performance Plastics had first quarter 2003 sales of $447.6 million, an increase of $40.9 million, or 10%, over the first quarter 2002. Excluding foreign currency impacts and the Transcolor acquisition, this increase was $15.1 million, or 4%. A breakdown of the 2003 first quarter segment sales, by primary product group, is as follows:

	Three Months Ended March 31,
	2003 vs. 2002

	2003	2003	2003
	Sales $	Sales $	Shipment Lbs.
	% of	% Change vs.	% Change vs.
	Total	2002	2002

North American Plastic Compounds and Colors:
Vinyl Compounds	34%	6%	4%
Colors and Additives	11	6	13
Engineered Materials	8	3	-4
International Plastic Compounds and Colors	24	40	28
Specialty Resin and Formulators	15	—	-2
Engineered Films	8	-4	2

Total Performance Plastics	100%	10%	5%

      Leading the 2003 first quarter sales growth was the International Plastic Compounds and Colors product group. The International Plastic Compounds and Colors group sales increase benefited $10.4 million from the December 2002 acquisition of Transcolor and approximately $15.4 million from favorable euro to U.S. dollar currency exchange. Before the effects of the Transcolor acquisition and currency translation, the 2003 first quarter International Plastic Compounds and Colors sales were 6% above the 2002 first quarter. The increased Vinyl Compound sales were primarily due to increased demand in the dry blend and pipe & fittings markets and a 2% increase in the average sales price. The North America Colors and Additives sales growth was largely attributable to increased sales of general purpose color products, specifically those sold into the pipe & fittings and film markets. The lower 2003 first quarter sales for Engineered Films was primarily the result of lower automotive sales due to changes in platform programs partially offset by increases in custom films from new products. EBITDA before special items in the first quarter 2003 was $19.5 million, a decrease of $7.2 million compared to the first quarter 2002. The decrease in EBITDA before special items resulted from margin compression in Vinyl Compounds, Specialty Resins and Engineered Films due to the impact of higher PVC resin and VCM costs and was partially offset by the incremental margin on increased sales and lower costs from restructuring initiatives. The first quarter 2003 U.S. industry average PVC resin selling price was approximately 11.5 cents per pound, or nearly 50% above the same period in 2002.

      Elastomers and Performance Additives sales were $94.0 million in the first quarter 2003, a $2.3 million increase compared to the same quarter in 2002. In the first quarter 2003 compared to the first quarter 2002, compounding sales increased $3.1 million, primarily due to growth in captive conversion, partially offset by small sales decreases in rolls and performance additives.

      EBITDA before special items in the first quarter 2003 was $5.3 million, $0.2 million below the same quarter in 2002. The incremental margin from increased sales was offset by lower average margins resulting from product mix, competitive price reductions and energy related higher raw material costs.

      Distribution sales in the first quarter 2003 were $135.9 million, 13% higher than the same quarter in 2002. The sales improvement resulted largely from using our Distribution business segment for small-volume sales of our vinyl compounds instead of relying on a third-party distributor.

      EBITDA before special items in the first quarter 2003 was $3.3 million, $1.2 million above first quarter 2002. The 2003 increased EBITDA before special items was primarily due to the incremental margin on higher sales and to lower selling and administrative costs, partially offset by lower material margins. While product selling prices in general have increased, they have not yet kept pace with material cost increases, particularly for commodity resins and vinyl compounds.

      Resin and Intermediates EBITDA before special items, consisting of equity income from joint ventures, allocated overhead support cost and costs associated with past operations, was $4.1 million for the first quarter 2003, $9.4 million higher than the first quarter 2002. Our share of equity earnings before special items in the first quarter 2003 compared to the first quarter 2002 increased from OxyVinyls and SunBelt by $3.5 million and $5.4 million, respectively.

      OxyVinyls first quarter 2003 versus first quarter 2002 earnings benefited from higher average industry PVC resin selling prices of approximately 11.5 cents per pound. However, much of the benefit from higher resin selling prices was offset by increased ethylene and chlorine costs. The net result was an increase of approximately 2.5 cents per pound in the average industry spread of resin selling prices over ethylene and chlorine costs. The run-up in higher natural gas costs in the first quarter 2003, which averaged $3.85 per million BTUs above the same quarter in 2002, offset a portion of the improved resin spread. The SunBelt earnings improvement was primarily driven by an increase in the selling price of chlorine of approximately $180 per ton in the first quarter 2003 versus the same period a year ago.

      Other consists primarily of corporate governance costs that are not allocated to business segments and inter-segment profit elimination. EBITDA before special items was an expense of $3.3 million in the first quarter 2003 compared to $3.6 million of expense in the same quarter of 2002.

Business Segment Information

      Senior management uses operating income before special items and EBITDA before special items to assess performance and allocate resources to business segments. For a reconciliation from operating income to operating income before special items to EBITDA before special items and EBITDA to EBITDA before special items, see the following table. Operating income before special items and EBITDA before special items are non-GAAP measures and should not be considered an alternative to any other measure of performance in accordance with GAAP. We present operating income before special items and EBITDA before special items when discussing the results of operations of our business segments because senior management believes such measures are useful in assessing the underlying earnings power and operating cash flows of each business segment. Special items include gains and losses associated with specific strategic initiatives such as restructuring or consolidation of operations, gains and losses attributable to divestment of joint ventures, and certain one-time items. Accordingly, senior management believes that excluding special items provides insight into the underlying results of operations of each of our business segments. Operating income before special items and EBITDA before special items may not be comparable to similarly titled financial performance measures presented by other companies.

				Three Months Ended
	Year Ended December 31,			March 31,

			Pro Forma
	Reported Results		Results	Reported Results

	2002	2001	2000	2003	2002

	(dollars in millions)
Sales:
Performance Plastics	$1,718.8	$1,764.6	$2,110.2	$447.6	$406.7
Elastomers and Performance Additives	363.9	402.6	482.2	94.0	91.7
Distribution	519.7	462.6	506.7	135.9	120.4
Resin and Intermediates	—	—	—	—	—
Other	(104.2)	(48.7)	(29.9)	(32.0)	(22.5)

	$2,498.2	$2,581.1	$3,069.2	$645.5	$596.3

EBITDA before special items:
Performance Plastics	$97.2	$119.2	$148.4	$19.5	$26.7
Elastomers and Performance Additives	23.1	26.8	45.3	5.3	5.5
Distribution	8.8	2.5	14.6	3.3	2.1
Resin and Intermediates	11.4	(12.6)	27.9	4.1	(5.3)
Other	(16.9)	(15.1)	(11.2)	(3.3)	(3.6)

	$123.6	$120.8	$225.0	$28.9	$25.4

				Three Months Ended
	Year Ended December 31,			March 31,

			Pro Forma
	Reported Results		Results	Reported Results

	2002	2001	2000	2003	2002

	(dollars in millions)
Operating income (loss) before special items:
Performance Plastics	$41.5	$51.0	$71.5	$4.8	$13.3
Elastomers and Performance Additives	11.4	10.2	26.5	2.2	2.3
Distribution	7.0	(0.4)	11.3	2.9	1.6
Resin and Intermediates	10.6	(12.6)	27.9	4.0	(5.3)
Other	(17.6)	(16.6)	(11.2)	(3.5)	(3.8)

	$52.9	$31.6	$126.0	$10.4	$8.1

Reconciliation:
Operating income (loss)	$38.9	$(29.5)	$113.1	$(16.2)	$4.4
Special items, expense	14.0	61.1	12.9	26.6	3.7

Operating income before special items	52.9	31.6	126.0	10.4	8.1
Depreciation and amortization	72.5	89.2	99.0	18.5	17.8
Accelerated depreciation in special items	(1.8)	—	—	—	(0.5)

EBITDA before special items	$123.6	$120.8	$225.0	$28.9	$25.4

EBITDA	111.4	59.7	212.1	2.3	22.2
Impact of special items, expense	12.2	61.1	12.9	26.6	3.2

EBITDA before special items	$123.6	$120.8	$225.0	$28.9	$25.4

      For additional information regarding reported business segment disclosures, see note T to our audited consolidated financial statements and note L to our unaudited interim condensed consolidated financial statements, which are incorporated by reference into this prospectus.

2002 Results of Operations

      Our total sales for 2002 were $2.5 billion after adjusting to exclude sales from Softer, a decrease of $82.9 million, or 3%, from 2001. The Distribution business segment was our only business segment to demonstrate 2002 sales improvements compared with 2001, due primarily to increased sales of vinyl compounds produced by our Performance Plastics business segment. Prior to 2002, most of these sales were made through a third-party distributor. The 2002 sales of vinyl compounds produced by our Performance Plastics business segment through the Distribution business segment also increased our 2002 inter-segment sales elimination.

      Operating income was $38.9 million in 2002 compared with a loss of $29.5 million in 2001. The operating loss in 2001 includes amortization expense related to goodwill of $18.0 million. Effective January 1, 2002, we no longer amortize goodwill. EBITDA was $111.4 million in 2002 and $59.7 million in 2001. The change in EBITDA between 2002 and 2001 was due primarily to special items incurred during each year. Special items in both years related primarily to restructuring initiatives and the sale of equity investments and are summarized and explained in the table titled “Summary of Special Items” below. Special items totaled expense of $14.0 million in 2002 and $61.1 million in 2001. Accordingly, before the impact of special items, EBITDA in 2002 was $2.8 million higher than in 2001. This modest increase was driven by the net effect of improved earnings of our Resin and Intermediates business segment and the benefit of strategic value capture initiatives less lower sales and margin compression that occurred primarily in our vinyl compounds and specialty resins product groups.

      The net loss in 2002 was $58.9 million and included an after-tax charge for the cumulative effect of a change in goodwill accounting of $53.7 million. The 2002 loss before discontinued operations and cumulative effect of a change in accounting was $6.6 million, or $40.5 million better than the comparable amount in 2001. The 2002 loss included special charges of $9.3 million compared with 2001 expense of $35.9 million.

      Interest expense increased $1.7 million to $42.4 million for 2002. Impacting 2002 interest expense was our second quarter issuance of $200 million aggregate principal amount of senior debt at 8.875%, net of the debt retired upon issuance, offset by the favorable impact of interest rate swap agreements. Additionally, the average amount outstanding under our revolving credit facility was reduced in 2002 compared with 2001.

      Other expense, net, includes the finance costs associated with our former receivables sale facility, foreign currency gains and losses, and other miscellaneous expenses. For 2002, other expense, net, was $9.2 million compared with $6.3 million for 2001. The 2002 increase of $2.9 million in other expense, net, compared with 2001 was due to a litigation settlement gain recognized in 2001. Additionally, for 2002, costs associated with our former receivables sale facility decreased $3.3 million. The decrease in receivables sale facility costs resulted from lower interest rates in 2002, along with a lower average level of receivables sold during 2002 compared with 2001.

      The effective income tax rate benefit in 2002 was 44.1% compared with a benefit of 36.5% in 2001. The benefit was due principally to the effect of permanent differences, such as non-deductible goodwill amortization in 2001.

      Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this statement, we ceased amortization of all goodwill and indefinite-lived intangible assets. During the first quarter of 2002, we also completed the transitional review for goodwill impairment required under SFAS No. 142. The review indicated that goodwill related to the 1999 acquisition of our Engineered Films operations was impaired as of January 1, 2002. Accordingly, we measured and recognized a pre-tax charge of $54.7 million ($53.7 million after tax) as a cumulative effect of a change in accounting principle. The year 2001 included pre-tax goodwill amortization of $18.0 million ($14.6 million after tax).

      Performance Plastics had 2002 sales of $1.7 billion, a decrease of 3% from 2001. A breakdown of 2002 segment sales, by primary product group, is as follows:

			2002
	2002	2002	Shipment
	Sales $	Sales $	Lbs.
	% of	% Change	% Change
	Total	vs. 2001	vs. 2001

North American Plastic Compounds and Colors	56%	-9%	-4%
International Plastic Compounds and Colors	20	15	7
Specialty Resins and Formulators	15	3	4
Engineered Films	9	-4	-3

Total Performance Plastics	100%	-3%	-1%

      Total Performance Plastics 2002 sales of $1.7 billion were $45.8 million below 2001 and primarily reflect lower sales in North American Plastic Compounds and Colors, partially offset by strong demand in Asia and the favorable euro currency exchange impact, which increased U.S. dollar reported sales by $15.9 million, or 5%. North American Plastic Compounds and Colors has experienced softened demand in nearly all markets for vinyl, in addition to lower average selling prices compared with 2001. Vinyl compound volumes declined 6% while sales revenue declined 8% during 2002, with the most notable product platform deterioration occurring within the wire and cable applications. Contributing to the lower 2002 sales was some loss in market share in the North American color and additive concentrate and vinyl compound markets. The market share loss in the vinyl compound market resulted both from defending selling price and customers taking production in-house.

      EBITDA before special items was $97.2 million in 2002, a decrease of $22.0 million from 2001, reflecting lower segment sales and lower vinyl compound and specialty resin margins, partially offset by the impact of strategic value capture initiatives in addition to economy-driven cost reduction programs totaling $10 million to $12 million. In 2002, seven plants within our Performance Plastics business segment were closed as part of our restructuring initiatives.

      Elastomers and Performance Additives sales in 2002 were $363.9 million, a decrease of $38.7 million, or 10%, from 2001. The decline in year-over-year sales was the result of lower sales volumes in the compounding and tire-tolling platforms. Within compounding, approximately one-half of the sales volume decrease was due to customers taking production back in-house, while another one-third of the sales volume decrease was due to low-margin business for which we chose not to compete. In addition, we lost approximately $3 million of sales in Canada as a result of the closing of our Canadian facility in the fourth quarter of 2001.

      EBITDA before special items was $23.1 million in 2002, a $3.7 million decrease from 2001, resulting largely from the aforementioned sales declines, partially offset by the full-year savings from the plant facility shutdowns in the second half of 2001.

      Distribution sales in 2002 were $519.7 million, an increase of $57.1 million, or 12%, from 2001. The sales improvements resulted largely from using our Distribution business segment for small-volume sales of our vinyl compounds instead of relying on a third-party distributor.

      EBITDA before special items for 2002 was $8.8 million compared with $2.5 million for 2001. The improvement in 2002 EBITDA before special items compared with 2001 was due principally to increased sales volumes in this volume-sensitive business and improved material margins in the first half of 2002.

      Resin and Intermediates operating income before special items for 2002 was $10.6 million, an increase of $23.2 million from 2001, resulting from higher OxyVinyls’ earnings of $25.2 million. Average industry PVC resin market selling prices were approximately $0.015 per pound higher in 2002 compared with 2001, with the average industry resin spread over raw material costs increasing a similar amount, as lower ethylene costs offset higher chlorine costs. Also, OxyVinyls’ earnings were reduced by a lower average industry caustic soda selling price of approximately $120 per ton, while lower average natural gas costs of approximately $1 per million BTU added to earnings.

      Other consists primarily of corporate governance costs that is not allocated to business segments and inter-segment profit elimination. EBITDA before special items for the year was a loss of $16.9 million compared with a loss of $15.1 million for 2001. The year 2002 includes the elimination of a $1.1 million pre-tax inter-segment profit in the Distribution business segment’s inventories related primarily to our vinyl compounds.

2001 Results of Operations

      Reported Results. Our total sales for 2001 were $2.6 billion, an increase of $719.8 million from 2000. This increase was due to only four months of former Hanna operations being included in the 2000 reported sales. Year 2001 sales were below 2000 on a comparable basis; see the pro forma commentary that follows.

      Operating earnings for 2001 were a loss of $29.5 million compared with income of $63.9 million in 2000. Operating earnings in 2001 included special charges of $61.1 million, and in 2000 included special charges of $16.7 million. The $44.4 million increase in special items related primarily to significant 2001 restructuring initiatives. EBITDA before considering special items decreased by $16.8 million compared with 2000 on the same basis. This decrease in 2001 earnings was due primarily to an earnings decrease of $40.5 million from the Resin and Intermediates business segment equity affiliates, which was partially offset by a full year’s inclusion of the former Hanna operations.

      Interest expense increased over the prior year, due primarily to only four months of the debt assumed in the Hanna acquisition being included in the 2000 reported results, net of a decline in interest expense associated with a reduction in the average amounts outstanding under our revolving credit facility during 2001. Interest income remained relatively flat with the prior year. Other expense increased due to the increased use of our receivables sale facility, which accounted for an increase in expense of $2.3 million.

      The net loss in 2001 was $46.1 million. Before discontinued operations, the loss was $47.1 million compared with income of $15.2 million in 2000. The 2001 net loss included after-tax expense from special items totaling $35.1 million, which was an expense increase of $26.8 million from 2000. The effective income tax rate in 2001 was a benefit of 36.5% compared with expense of 38.2% in 2000. The lower effective income tax rate reflected principally the effect of permanent differences such as non-deductible goodwill on pre-tax losses.

      Pro Forma Results. Total sales for 2001 were $2.6 billion, a decrease of $488.1 million, or 16%, from pro forma results for 2000. Decrease in customer sales demand in 2001 reflected the substantial weakening of the North American economy across all business segments. We were particularly impacted by the industrial, automotive, electronic and some construction markets. Automotive production was down 10% (domestic producers were even weaker) in 2001 compared with 2000. Industrial production fell 4.3% in 2001 compared with the prior year. Average U.S. industrial capacity utilization in 2001 fell to 77%, five percentage points below 2000, and reached the lowest level since 1983 in the fourth quarter of 2001. Management estimated that operating income in 2001 was down approximately $135 million as a direct result of the sales volume decline from 2000.

      The operating loss in 2001 was $29.5 million. The operating loss included 2001 special charges of $61.1 million, or $48.2 million more than the 2000 pro forma expense. EBITDA before considering special items decreased by $104.2 million compared with 2000 on the same basis. This decrease in 2001 earnings was driven by lower sales volumes (approximately $135 million) across all business segments and weaker results in the equity earnings of the Resin and Intermediates business segment, partially offset by cost-reduction initiatives associated with the merger integration and announced restructuring programs (estimated at approximately $69 million). The 2001 loss before discontinued operations was $47.1 million, $97.9 million below the comparable pro forma amount in 2000. The 2001 net loss included after-tax expense from special items of $35.1 million, which was an expense increase of $39.8 million from pro forma results of 2000.

      Performance Plastics had 2001 sales of $1.8 billion, a decrease of $345.6 million, or 16%, from pro forma 2000. A breakdown of 2001 segment sales, by primary product group, is as follows:

			2001
	2001	2001	Shipment
	Sales $	Sales $	Lbs.
	% of	% Change	% Change
	Total	vs. 2000	vs. 2000

North American Plastic Compounds and Colors	57%	-20%	-19%
International Plastic Compounds and Colors	20	-7	-3
Specialty Resins and Formulators	14	-11	-12
Engineered Films	9	-15	-16

Total Performance Plastics	100%	-16%	-16%

      Total Performance Plastics 2001 sales declines were driven by general economic weakness. Sales were also affected in International Plastic Compounds and Colors by unfavorable euro currency exchange of approximately 3%. Engineered Films was severely impacted by the decline in automotive production, as was Specialty Resins and Formulators, but to a lesser extent. Slowdown in certain residential construction markets impacted sales, such as Specialty Resins in flooring and North American Plastic Compounds and Colors in windows and other residential applications. In addition, the electronics market affected us globally in wire and cable and business machines. In North American Plastic Compounds and Colors and Europe, the wire and cable business was also severely impacted by changes in the telecommunications industry. As a result, sales in the North American wire and cable market were down approximately 25% year-over-year. Due to economy-related price pressure from competitors, we decided to give up business and market share in some market segments rather than match price, but the impact of this decision was relatively small.

      EBITDA before special items in 2001 was $119.2 million, a decrease of $29.2 million from pro forma 2000 results. The decrease in earnings was driven primarily by the substantial decline in sales volume, partially offset by cost-saving initiatives. In 2001, three plants within Performance Plastics were closed in connection with our restructuring initiatives.

      Elastomers and Performance Additives sales in 2001 were $402.6 million, a decrease of $79.6 million, or 17%, from pro forma 2000. The decrease in 2001 sales was driven primarily by reduced domestic demand from producers of automotive parts, which impacted both the elastomers and additives markets. Of the 17% year-over-year change, 2% was due to reduced tolling of rubber compounds for tires and the remaining 15% was due primarily to lower volumes related to the automotive and industrial markets. Moreover, the impact of lower automotive production was exacerbated by our relatively strong market share with Ford, General Motors and DaimlerChrysler, which collectively lost market share in the North American market in 2001.

      EBITDA before special items in 2001 was $26.8 million, a decline of $18.5 million compared with pro forma 2000. Cost-saving initiatives, including the “lean” manufacturing initiative, reduced costs, but were not sufficient to offset the adverse earnings impact from the sales volume declines previously noted. During 2001, three manufacturing plants were closed in this business segment.

      Distribution had sales in 2001 of $462.6 million, a decrease of $44.1 million, or 8.7%, from pro forma 2000. The decrease resulted primarily from lower sales volumes (6.7%) in North America and from passing lower material costs to customers. The Mexican operations’ sales, which account for approximately 9% of this business segment’s sales, increased in 2001 by 2% compared with 2000. EBITDA before special items in 2001 was $2.5 million, a decrease of $12.1 million from pro forma 2000. The decrease in earnings was driven by lower sales volumes and margin erosion, including losses of $1.3 million attributed to the sale of non-prime inventories.

      Resin and Intermediates operating earnings before special items, consisting of equity income from equity affiliates and allocated overhead support cost and cost associated with past operations, were a loss of $12.6 million in 2001, or a decrease of $40.5 million from 2000. The 2001 equity earnings, before a $4.3 million charge for employee severance and liabilities associated with the temporary idling of a plant, decreased $34.1 million from 2000 levels for OxyVinyls and $9.4 million from 2000 levels for SunBelt. The decreases in equity earnings were driven by lower average industry PVC resin and chlor-alkali selling prices and higher energy costs for OxyVinyls in 2001.

      The domestic PVC resin industry capacity utilization in 2001 was 86% compared with 91% in 2000. The domestic PVC resin industry average selling price decreased by $0.07 per pound year-over-year; however, due largely to lower ethylene and chlorine costs, the 2001 PVC resin industry spread (selling prices less the cost of ethylene and chlorine) was generally flat compared with 2000. Our equity earnings were negatively impacted by lower PVC resin spreads due to OxyVinyls’ customer/product mix in 2001. OxyVinyls’ 2001 combined pricing of the co-products caustic soda and chlorine decreased approximately 5% from 2000. In 2001 compared with 2000, energy costs adversely impacted OxyVinyls’ equity earnings by approximately $5 million.

      Other consisted primarily of corporate governance costs not allocated to the business segments. These unallocated costs before special items were $16.6 million in 2001 compared with $11.2 million in 2000. Our 2001 corporate costs incurred decreased more than 20% from 2000 pro forma costs.

Summary of Special Items

					Three Months Ended
	Year Ended December 31,				March, 31,

				Pro Forma
	Reported Results			Results	Reported Results

	2002	2001	2000	2000	2003	2002

	(dollars in millions, except per share data)
Employee separation and plant phaseout costs (1)	$(1.1)	$(36.1)	$(2.8)	$(2.8)	$(24.9)	$(0.9)
Period plant phaseout costs incurred (2)	(1.1)	(0.2)	—	—	(0.9)	(0.1)

Equity affiliate — employee severance, liabilities associated with the temporary idling of a plant and facility asset writeoff and decommissioning costs (3)	(4.9)	(9.4)	—	—	(0.8)	(0.7)
Merger and integration costs (4)	—	(5.9)	(9.5)	(8.5)	—	—
Loss on divestiture of equity investments (5)	(5.1)	(9.5)	—	—	—	(1.5)
Acquired profit in inventory	—	—	(2.8)	—	—	—
Directors’ pension termination	—	—	(0.8)	(0.8)	—	—
Writeoff of debt placement cost	—	—	(0.8)	(0.8)	—	—

Subtotal — impact on EBITDA (expense)	(12.2)	(61.1)	(16.7)	(12.9)	(26.6)	(3.2)
Plant phaseout accelerated depreciation (2)	(1.8)	—	—	—	—	(0.5)
Subtotal — impact on operating income (loss)	(14.0)	(61.1)	(16.7)	(12.9)	(26.6)	(3.7)
Investment writedown	(0.8)	(0.6)	—	—	—	—
Litigation settlement gain	—	4.1	—	—	—	—
Other restructuring costs	—	—	(0.6)	(0.6)	—	—

Total — impact on pre-tax (expense)	(14.8)	(57.6)	(17.3)	(13.5)	(26.6)	(3.7)
Income tax benefit	5.5	21.7	6.7	5.4	10.4	1.4
German tax rate reduction	—	—	1.5	1.5	—	—
Hanna reversal of income tax reserve	—	—	—	10.5	—	—

Total — impact on after-tax income (expense)	$(9.3)	$(35.9)	$(9.1)	$3.9	$(16.2)	$(2.3)

Diluted earnings per share impact, income (expense)	$(0.10)	$(0.40)	$(0.15)	$0.04	$(0.18)	$(0.03)

(1)	These costs include severance, employee outplacement, external outplacement consulting, lease termination, facility closing costs and the writedown of the carrying value of plants and equipment related to restructuring initiatives associated with former Geon operations. In connection with the acquisition of Hanna and resulting formation of PolyOne, management developed several initiatives to capture the strategic value of the combined former Geon and former Hanna businesses. Included in the initiatives were the closing of excess manufacturing capacity of the Elastomers business and the establishment of Centers of Manufacturing Excellence within the North American Plastic Compounds and Colors operations. This resulted in several announcements in 2001 that five former Geon plants and 12 former Hanna plants would be closed. The initiatives also included the termination of corporate and other positions at former Geon and former Hanna locations. The plans and activities related to the former Geon plants and personnel were finalized and approved during 2001. The costs related to the former Geon activities were classified as employee separation and plant phaseout. The 2003 expense relates to the January 16, 2003 announcement to reduce approximately 400 staff personnel and the March 26, 2003 announcement to exit an Engineered Films plant. The 2002 expense was associated with the consolidation of certain activities related to the Formulator operations in the Performance Plastics business segment, which resulted in 43 employees being terminated in 2002.

(2)	These are plant and phaseout costs associated with the Geon restructuring initiatives described in (1) above that are to be recognized as period costs versus when the restructuring initiative was approved.

(3)	The 2003 expense relates to the cumulative effect of a change in accounting upon OxyVinyls’ adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” The year 2002 costs include our share of OxyVinyls’ employee severance and liabilities associated with the temporary idling of a plant in December 2001, plus the 2002 asset writeoff and decommissioning costs related to the permanent closing of specific production assets included in the idled plant. The costs in 2001, in addition to OxyVinyls’ costs and liabilities associated with the temporary idling of a plant, included other OxyVinyls’ employee severance costs and employee severance and restructuring costs of AVC.

(4)	These costs were a direct result of the acquisition of Hanna and the formation of PolyOne and relate primarily to the executive separation costs for former Geon executives resulting from employment change-in-control provisions triggered by the formation of PolyOne and severance costs paid to former Geon employees terminated as a result of the formation of PolyOne.

(5)	This item is the loss on our sale of our 37.4% investment in the PVC resin operations of AVC of $1.5 million in 2002 and $9.5 million in 2001. AVC was a joint venture with Orica Limited that had PVC resin and PVC compounding operations. The compounding operations of AVC were transferred to a newly formed joint venture that has the same ownership percentages as AVC. We and Orica then sold our interests in AVC, as announced on January 11, 2002, and we recognized a loss on the sale of the investment. Additionally, in December 2002, we recognized a pre-tax impairment loss on our investment in Techmer, an unconsolidated equity investment (owned 51%) of $3.6 million, in connection with the then-pending sale of our investment in Techmer.

Cash Flows

      For the first three months of 2003, operating activities utilized $34.6 million of cash, driven by a seasonal increase in sales that resulted in a $57.8 million increase in commercial working capital (trade accounts receivable before receivables sold, FIFO inventories and accounts payable) and by cash restructuring costs of $12.0 million. Also providing cash was $36.2 million increase in the level of receivables sold during the quarter.

      Investing activities for the first three months of 2003 provided $2.8 million, consisting primarily of the proceeds from the sale of an equity affiliate, offset by capital expenditures and the final funding related to the acquisition of Transcolor.

      Cash provided by financing activities during the first three months of 2003 was $41.5 million primarily reflecting borrowings made under the revolving credit facility. No dividends were paid in the first quarter of 2003.

      Operating activities of continuing operations utilized $32.7 million of cash in 2002, a $336.1 million change from 2001 operating activities. The 2002 utilization of cash was driven by a $46.5 million increase in commercial working capital (trade accounts receivable before receivables sold, FIFO inventories and accounts payable). Excluding business acquisitions and divestments, the increase in commercial working capital was $59.9 million, consisting of a decrease in accounts payable of $64.5 million and a reduction of trade accounts receivable and inventory of $4.6 million. The 2002 versus 2001 decrease in cash from operating activities of $336.1 million related largely to changes in operating working capital, which included a $175.1 million swing in the level of accounts receivable sold. Additionally, the inventory reduction in 2001 was essentially maintained in 2002 and the days of accounts payable outstanding at December 31, 2002 were reduced from December 31, 2001. Other 2002 uses of cash included $17.0 million in cash payments related to employee separation and plant phaseout obligations and a decrease of $57.6 million in the utilization of our former receivables sale facility. Partially offsetting the 2002 uses of cash were $70.4 million of earnings before discontinued operations and change in accounting and depreciation and amortization, net of income from equity affiliates and minority interests, dividends and distributions received, and deferred taxes. In 2001, net cash from continuing operating activities totaled $303.4 million and resulted primarily from a commercial working capital (trade receivables before the receivables sale facility, FIFO inventories and accounts payable) decrease of $156.0 million due to 2001 management initiatives, lower fourth-quarter sales and an increase of $117.5 million in the former receivables sale facility.

      Investing activities for continuing operations in 2002 used $78.6 million, consisting primarily of capital expenditures of $75.1 million and the acquisition of Transcolor, offset by cash proceeds from the sale of Softer and other assets. Nearly half of the capital spending is associated with the North American Plastic Compounds and Colors manufacturing restructuring and the new business information system. Investing activities in 2001 consisted primarily of capital expenditures of $78.1 million.

      Financing activities of continuing operations in 2002 consisted largely of an increase in long-term debt from the April 2002 issuance of $200 million aggregate principal amount of 8.875% senior notes due 2012, partially offset by the funds used to repay a loan held by one of our German subsidiaries. Additionally, dividends of $22.7 million were paid and net proceeds of $7.0 million were received from the exercise of stock options. In 2001, financing activities included the reduction of short-term debt of $230.2 million and the payment to shareholders of dividends totaling $22.9 million.

Capital Resources and Liquidity

      The following table summarizes our obligations related to long-term debt, leases and guarantees as of December 31, 2002:

	Payments Due by Period

		Less than
	Total	1 Year	1-3 Years	4-5 Years	After 5 Years

	(dollars in millions)
Long-term debt	$583.0	$90.9	$148.7	$39.7	$303.7
Capital lease obligations	0.2	0.1	0.1	—	—
Operating leases	50.1	16.6	23.0	5.4	5.1
Standby letters of credit	26.2	24.4	1.8	—	—
Guarantees	142.4	57.1	18.3	12.2	54.8

Total long-term debt, lease and guarantee obligations	$801.9	$189.1	$191.9	$57.3	$363.6

      As of March 31, 2003, we had existing facilities to access capital resources (former receivables sale facility, revolving credit facility, uncommitted short-term credit lines and existing senior unsecured notes and debentures) totaling approximately $966 million. As of March 31, 2003, we had utilized approximately $822 million of these facilities (long-term debt of $589.3 million, short-term debt of $36.1 million, capital leases of $0.2 million and receivables sold of $196.1 million), including $571.1 million of existing senior unsecured notes and debentures, of which $87.8 million is payable in September 2003 and, therefore, is classified as a current liability. The effective available funds under these facilities can vary, depending on the level of qualified receivables outstanding, ratings on our existing senior unsecured notes and debentures and debt-related financial ratios.

      Of the capital resource facilities available to us as of March 31, 2003, only the portion of the former receivables sale facility that was actually sold provided security in connection with the transfer of ownership of these receivables. Each indenture governing our existing senior unsecured notes and debentures and our guarantee of the SunBelt notes allows for a specific level of secured debt, above which security must be provided on each such indenture. Our new receivables sale facility will not constitute debt under the indenture governing the outstanding notes and the exchange notes or the indentures governing our existing senior unsecured notes and debentures. As of March 31, 2003, we had guaranteed unconsolidated equity affiliate debt of $91.4 million for SunBelt and $42.3 million for OxyVinyls. The OxyVinyls guarantee is expected to expire in the second quarter of 2003.

      As part of a comprehensive refinancing that addressed the maturity of our 9.375% senior notes due September 2003 and replaced our former accounts receivable sale facility, in addition to the offering of the outstanding notes, we entered into a new three-year $225 million accounts receivable sale facility and amended and restated our revolving credit facility. The new receivables sale facility replaced our former receivables sale facility. The security that had been extended to our existing notes and debentures and our guarantee of the SunBelt notes because borrowings under our revolving credit facility exceeded specified levels under the indentures governing our existing notes and debentures and our guarantee of the SunBelt notes terminated when the borrowings under our revolving credit facility were reduced below such levels.

      Our revolving credit facility, as amended and restated, has a three-year term and provides for up to $50.0 million in borrowings. However, the maximum amount that we may borrow is limited to 95% of the amount that may be borrowed and secured from time to time without triggering the requirement under the indenture governing the outstanding notes and the exchange notes and the indentures governing our existing notes and debentures to secure the outstanding notes and the exchange notes and our existing notes and debentures equally and ratably with the borrowings under the revolving credit facility. Our revolving credit facility makes available up to $35.0 million for the issuance of standby letters of credit. Our obligations under the revolving credit facility are secured by substantially all of our domestic intellectual property and inventory and some of our domestic real property.

      Our amended and restated revolving credit facility and our new receivables sale facility require, among other things, that we comply with interest coverage and borrowed debt-to-adjusted EBITDA ratios. Additionally, our financing arrangements limit payments for purposes such as capital expenditures, acquisitions and dividends. The following table summarizes the defined financial covenant ratios for the remainder of 2003 under the amended and restated revolving credit facility and the new receivables sale facility:

		Borrowed Debt-
	Interest	to Adjusted
	Coverage Ratio	EBITDA Ratio
	(Minimum)	(Maximum)

Agreement compliance
Second quarter of 2003	None	None
Third quarter of 2003	1.00	11.00
Fourth quarter of 2003	1.00	9.00

      The effective available funds under the new or revised facilities can vary, depending on the level of qualified receivables outstanding, and debt-related financial ratios. As of May 6, 2003, after giving effect to the offering of the outstanding notes and the initial sale of accounts receivable under our new receivables sale facility, approximately $130 million of the existing capital resource facilities were available and not yet drawn.

      Our new receivables sale facility allows us to sell accounts receivable and realize proceeds of up to $225.0 million. However, the maximum amount of proceeds that we may receive is limited to 85% of the amount of eligible domestic accounts receivable sold. We retain servicing responsibilities on these accounts receivable. The new receivables sale facility also makes available up to $50.0 million for the issuance of standby letters of credit. Although our former receivables sale facility contained a provision that allowed the purchasers of the accounts receivable to terminate the facility if our senior debt ratings fell below specified levels, the new receivables sale facility does not contain such a provision.

      For additional information regarding our amended and restated revolving credit facility and our new receivables sale facility, including information regarding the financial and other covenants contained in our revolving credit facility and our new receivables sale facility, you should refer to “Description of Other Debt — Revolving Credit Facility” and “— New Receivables Sale Facility.”

      The realization of profitable operations will be important to (1) maintaining the existing levels of available capital resources, (2) the execution of our announced restructuring initiatives and (3) repaying and/or refinancing any existing obligations as they become due. In 2002, EBITDA was $111.4 million and special items included in EBITDA were expense of $12.2 million. Together, EBITDA and special items totaled approximately $124 million. In the first quarter of 2003, EBITDA was $2.3 million and special items included in EBITDA were expense of $26.6 million. Together, EBITDA and special items totaled $28.9 million, or $3.5 million above the comparable amount for the first quarter of 2002. The value capture initiatives and the 2003 reduction in selling and administrative costs, net of 2003 estimated specific program cost increases, are projected to increase the 2003 cash flow of operations by between $57 million and $77 million. EBITDA must cover expenditures for financing costs (interest expense and discount on sale of accounts receivable, which are projected to be approximately $72 million in 2003), spending associated with restructuring, capital expenditures and cash to fund sales growth through increased working capital requirements. Cash spending for the previously announced restructuring programs (North American Plastic Compounds and Colors manufacturing improvements, business unit initiatives and the recent selling and administrative cost-reduction program) are projected to be between $40 million and $45 million for 2003. Additionally, in March 2003, we announced that we intend to exit our Yerington, Nevada Engineered Films plant. If we are unable to quickly sell this plant, our plant closure costs are projected to be approximately $2.7 million. Capital expenditures for 2003 are projected to be approximately $50 million. In December 2002, we announced that we would discontinue the payment of dividends commencing in the first quarter of 2003.

      We currently estimate minimum funding requirements for our qualified defined benefit pension plans of approximately $1 million in 2003 and $5 million in 2004. Market asset performance in 2003 will impact the final minimum funding requirements in 2005. As of December 31, 2002, we decreased by 25 basis points our assumption regarding the long-term rate of return on pension assets to 8.75%. An 8.75% return on assets in 2003, combined with the minimum contributions required in 2003 and 2004, would produce a projected minimum funding requirement by September 15, 2005 of approximately $45 million (each 1% return on asset variance in 2003 from 8.75% impacts the 2005 minimum funding by approximately $1 million). However, we intend to continue funding in excess of the minimum required for the qualified defined benefit pension plans during calendar 2003 and 2004, which would reduce any otherwise required funding by September 15, 2005.

      Based on our current projected operations, our management believes that we should be able to continue to manage and control working capital, discretionary spending and capital expenditures, and that cash flow that we generate from operations, along with borrowing capacity under our revolving credit facility and our new receivables sale facility, will be adequate to fund our operations and meet our debt service requirements for the foreseeable future.

Assets

      Total assets were $2.060 billion at March 31, 2003, an increase of $1.2 million from March 31, 2002.

Liabilities and Equity

      At March 31, 2003, short-term bank debt was $36.2 million compared with $64.2 million at March 31, 2002. The balance sheet long-term debt, including current portion and capital leases, totaled $589.4 million at March 31, 2003 compared with $428.5 million at March 31, 2003. As of March 31, 2003, $91.0 million of the long-term debt is due in 2003.

      In April 2002, we completed a private placement of $200 million aggregate principal amount of 8.875% senior notes due 2012 to certain institutional investors. A portion of these proceeds was used to repay a loan held by a German subsidiary of ours. In May 2003, we completed a private placement of $300 million aggregate principal amount of 10 5/8% senior notes due 2010 to certain institutional investors. A portion of these proceeds has been placed into escrow and can only be used to repay our 9.375% senior notes due September 2003.

      In September 2000, our Board of Directors authorized the repurchase of up to 9.6 million, or approximately 10%, of our outstanding common shares. Through December 31, 2000, we repurchased 2.6 million shares at an average cost of $7.15 per share. No common shares were repurchased in 2001, 2002 or 2003. Also, we paid $22.9 million in cash dividends to our shareholders in 2001 and $22.7 million in cash dividends to our shareholders in 2002. No dividends have been paid in 2003.

      At March 31, 2003, PolyOne had total shareholders’ equity of $572.7 million, which was a decrease of $80.7 million from March 31, 2002. The decrease in equity was due primarily to an adjustment to our minimum pension liability in the amount of $60.5 million and dividends paid in the amount of $16.9 million.

Accounting Policies and Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates, judgments and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. On an ongoing basis, we evaluate the accounting policies and estimates that we use to prepare our financial statements. We base our estimates on historical experience and assumptions believed to be reasonable under certain facts and circumstances. In preparing these financial statements, our management has made its best estimates and judgments of certain amounts included in the financial statements related to the accounting policies and estimates described in the text that follows. The application of these critical accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. For additional information regarding our accounting policies, see note C to our audited consolidated financial statements, which are incorporated by reference into this prospectus.

Environmental Accrued Liability

      We have accrued $53.6 million to cover future environmental remediation expenditures and believe that none of these matters, either individually or in the aggregate, will have a material adverse effect on our capital expenditures, earnings, cash flow or liquidity. The accrual represents our best estimate of the remaining probable remediation costs based upon information and technology currently available. Our estimate of the liability may be revised as new regulations or technologies are developed or additional information is obtained. For additional information regarding our environmental accrued liability, see note P to our audited consolidated financial statements and note M to our unaudited interim condensed consolidated financial statements, which are incorporated by reference into this prospectus.

Restructuring Accruals

      We have recorded accruals in connection with restructuring our businesses, as well as the integration of acquired businesses. These accruals principally include estimates related to employee separation costs, the closure and/or consolidation of facilities, contractual obligations and the valuation of certain assets including property, plant and equipment and inventories. Actual amounts could differ from the original estimates.

      Restructuring-related accruals are reviewed on a quarterly basis and changes to the initial plans are appropriately recognized when identified. Changes to plans associated with restructuring existing businesses are generally recognized as employee separation and plant phaseout costs in the period the change occurs. Under EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” changes to plans associated with the integration of acquired businesses are recognized as an adjustment to the acquired business’ original purchase price (goodwill) if recorded within one year of the acquisition. After one year, a reduction of goodwill is recorded if the actual costs incurred are less than the original reserve. More than one year subsequent to an acquisition, if the actual costs incurred exceed the original reserve, the excess is recognized as an employee separation and plant phaseout cost. No such changes occurred during 2002.

      In 2001, we announced several manufacturing improvements and restructuring plans to close 17 U.S. and Canadian facilities. As of December 31, 2002, all but four of these facilities were closed. Three of the remaining facilities are projected to cease operations by mid-2003. In January 2003, we decided to continue operating the fourth facility. Accordingly, in the first quarter of 2003, the reserve of approximately $0.3 million associated with this facility (which relates to an acquired business) was reversed and recognized as a reduction to goodwill of the acquired business.

      As of March 31, 2003, an accrued liability of $34.0 million remained for future employee severance and cash plant closing costs. In addition, as of March 31, 2003, the net property carrying value to be realized for the plants closed or to be closed was $10.8 million (some assets will be transferred to other locations as production ceases).

Equity Investment

      In December 2001, OxyVinyls, of which we own a 24% interest, announced the temporary idling of its Deer Park, Texas chlor-alkali plant due to low industry capacity utilization and low product market selling prices. As of December 31, 2001, OxyVinyls had accrued $13.8 million for future employee severance and liabilities associated with the temporary idling of the Deer Park plant. In 2002, OxyVinyls recognized an additional $2.2 million of expense associated with the temporary plant idling plus an additional expense of $17.0 million in the third quarter related to the permanent closing of specific production assets included in the idled plant. The permanent closing costs included $14.5 million for the impairment of the fixed assets as well as $2.5 million for decommissioning costs. As of March 31, 2003, OxyVinyls had a remaining accrual of $3.1 million for future employee severance liabilities and decommissioning costs. The plant had a net property carrying value by OxyVinyls at March 31, 2003 of approximately $120.7 million, which is anticipated to be realized through future operations upon the restart of the plant. Although chlorine demand in all major market segments increased steadily in 2002, particularly VCM, domestic demand for co-product caustic soda was flat year-over-year and exports from the U.S. declined. In the first quarter of 2003, selling prices of chlorine remained generally in line with the previous quarter, while caustic soda selling prices increased modestly from historically low levels. OxyVinyls will maintain the Deer Park chlor-alkali plant in a standby mode pending further strengthening in overall economic conditions and improved demand for caustic soda.

Goodwill

      As of March 31, 2003, we had $444.1 million of goodwill resulting from the acquisition of businesses. New accounting standards adopted in 2002 required an initial review of goodwill for impairment and the cessation of all goodwill amortization. In making the goodwill impairment assessment, our management relies on a number of factors, including operating results, business plans, projections, anticipated future cash flows, transactions and market place data. Changes in forecasted operations and changes in discount rates can materially affect these estimates. There are inherent uncertainties related to these factors and our management’s judgments in applying them to the analysis of goodwill impairment. Because our management’s judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated or understated. As announced in April 2002, the adoption of the new rules resulted in an impairment of our recorded goodwill of $54.7 million ($53.7 million after tax).

      In addition to the transitional impairment assessment, an annual assessment is required for all reporting units. We have elected to make July 1 the annual assessment date. We determined that there was no additional goodwill impairment impact as of the annual assessment on July 1, 2002 or through December 31, 2002. However, the occurrence of a potential indicator of impairment such as a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, would result in our having to perform another first-step valuation analysis, as required under SFAS No. 142, for some or all of our reporting units prior to the required 2003 annual assessment. These types of events and the resulting analysis could result in additional charges for goodwill and other asset impairments in the future. Any future goodwill impairment could result in violation of financial ratios required by our debt agreements.

      During the first quarter of 2003, we recorded a reduction to goodwill of $0.3 million for the reversal of a business combination reserve associated with a facility no longer being closed. This reduction was offset by an increase to goodwill due to currency translation. We intend to complete our 2003 annual impairment test for goodwill during the third quarter of 2003.

Deferred Tax Benefit for Operating Loss Carryforwards

      As of March 31, 2003, we had a net deferred tax asset of $18.1 million, which included a deferred tax asset of $109.2 million for operating loss carryforwards for tax purposes. The tax benefit recorded in the first quarter of 2003 included a benefit of $15.1 million related to domestic losses because we are forecasting income for the year 2003. Accordingly, no additional valuation allowance is deemed necessary at this time. The operating loss carryforwards are expected to be utilized against future earnings, thereby reducing taxes that would otherwise be paid. For additional information regarding our deferred tax benefit, see note R to our audited consolidated financial statements, which are incorporated by reference into this prospectus.

      Deferred tax assets are reviewed for realization and a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Pensions and Post-retirement Benefits

      The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on our management’s assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The discount rates used to determine the present value of future benefits are based on yields of investment grade AA quality or better fixed-income securities. The weighted-average discount rate used to value pension plan and post-retirement obligations was 6.75% at December 31, 2002 compared with 7.25% at December 31, 2001. Annual expense amounts are determined based on the discount rate at the end of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will not be subject to year-to-year variability. The rate for computing 2002 and 2001 expense was 9.0%. We have reduced the assumed long-term rate on pension assets for 2003 to 8.75%. During 2002, the fair market value of pension plan assets decreased. Actual pension plan asset performance will either reduce or increase unamortized losses, which will ultimately affect net income. The rate of compensation increase for 2002 and 2001 was 4% to 7%, averaging approximately 4.25%, and reflects the average projected future increases over the next five years.

      The rate of increase in medical costs over the next five years was increased to reflect both actual experience and projected expectations. The health care cost trend rate assumption has a significant effect on the amounts reported. Employees hired after December 31, 1999 are not eligible to participate in the post-retirement plan.

      The overall effect of these assumption changes will be to increase pension and post-retirement expenses in fiscal 2003 to an estimated $36 million from $25.0 million in 2002.

Contingencies

      We are subject to various investigations, claims, and legal and administrative proceedings covering a wide range of matters that arise in the ordinary course of business activities. Any liability that may result from these proceedings, and any liability that is judged to be probable and estimable, has been accrued. Any potential liability not accrued is not currently expected to have a material adverse effect on our future financial position, net income or cash flows.

Stock Options Granted to Employees

      In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” was issued by the Financial Accounting Standards Board. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition when a company voluntarily changes to the fair value-based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to the employees. As allowed by SFAS No. 123, we adopted the disclosure-only provisions of the standard and do not recognize expense for stock options granted to employees.

Market Risk

      We are exposed to foreign currency exchange risk in the ordinary course of business because our products are provided in numerous countries around the world, and collection of revenues and payment of certain expenses may give rise to currency exposure. Our management has reviewed our exposure to this risk and has concluded that our exposure in this area is adequately hedged with foreign currency exchange contracts, and that our exposure to this risk is not material to fair values, cash flows or earnings. For additional information regarding foreign currency exchange risk, refer to note V to our audited consolidated financial statements, which are incorporated by reference into this prospectus.

BUSINESS

PolyOne Corporation

      We are a leading global polymer services company with operations in thermoplastic compounds, specialty vinyl resins, specialty polymer formulations, engineered films, color and additive systems, elastomer compounds and additives, and thermoplastic resin distribution. We provide value to our customers by linking polymer formulation technology with our manufacturing and supply chain processes to meet our customers’ unique needs. We were formed on August 31, 2000 as a result of the consolidation of The Geon Company and M.A. Hanna Company. In 2002, we had sales of $2.5 billion, approximately 15% of which were from markets outside of North America.

      We operate within four business segments: Performance Plastics, Elastomers and Performance Additives, Distribution, and Resin and Intermediates. Performance Plastics manufactures plastic compounds, colorants, additives, specialty vinyl resins, specialty formulations (liquid polymer systems) and engineered films to the specifications of manufacturers of plastic products throughout North America, Europe and Asia. We believe that Elastomers and Performance Additives is the leading North American independent merchant compounder of customized, high performance rubber materials for automotive and industrial applications. Distribution is the second largest independent North American distributor of thermoplastic resins and plastic compounds. Resin and Intermediates consists primarily of our 24% equity interest in OxyVinyls and our 50% equity interest in SunBelt and provides us with backward integration for our vinyl compounding, specialty vinyl resin and vinyl engineered film operations.

* Excluding corporate, eliminations and other of $104.2 million

Competitive Strengths

      Leading Market Positions. Over 70% of our North American 2002 sales were generated in product lines in which we believe we maintain leading positions, as demonstrated in the following table:

Performance Plastics		Elastomers and Performance Additives		Distribution

Product Line	Market Position	Product Line	Market Position	Product Line	Market Position

Rigid PVC Compounds	#1	Merchant Compounding	#1	Independent Distribution	#2
Flexible PVC Compounds	#1	Rolls	#1
Color Concentrates	#2	Pre-dispersed Rubber Additives	#2
Specialty PVC Resins	#1

      Broad Product Portfolio and Technical Support Services. We have a broad portfolio of thermoplastic polymer compounds and color concentrates, thermoset elastomer compounds, liquid polymer systems and additives, which allows us to deliver technology-based solutions to meet the specifications of our customers. We believe that this makes us a preferred supplier to customers who have needs for diversified and customized products. Through our comprehensive design and technical support services, we work directly with customers to formulate the right polymer compound to meet specific end-use applications. In addition, we leverage our research and development capabilities and market knowledge to create new generations of products and services. Our research and development centers are equipped with state-of-the-art analytical, synthesis, polymer characterization and testing equipment. These centers are supported by our pilot plants and our new Solutions Center, which simulate specific production processes for rapid translation of new technology into new products.

      Diverse Customers and Industries Served. We serve customers across a variety of industries, such as building materials (construction), automotive, consumer non-durables and packaging. Our largest customer accounted for approximately 1% of our fiscal 2002 sales, with our top 10 customers accounting for approximately 8% of our fiscal 2002 sales. We believe this diversification helps to protect our business from negative shifts in any one customer or industry.

      Significant Economies of Scale. Our size and market position provide benefits of scale. For example, our broad manufacturing base provides sufficient capacity and operating flexibility to meet any incremental demand that may be created from new product development or an improving economy. We also maintain purchasing and supply chain advantages relative to most of our competitors due to both our size and the efficiency with which our centralized purchasing and our information systems source materials for our facilities. Our market position also makes us an ideal partner for our raw materials suppliers for joint development and marketing of new materials and applications. For example, we recently entered into an agreement with DuPont Dow Elastomers under which we will manufacture and market new thermoplastic elastomer compounds based on DuPont Dow’s polyolefin elastomer technology.

      Backward Integration Through Resin and Intermediates Equity Affiliates. Our Resin and Intermediates equity affiliates provide us with backward integration for our vinyl compounding, specialty vinyl resin and vinyl engineered film operations. We purchase all of our VCM and the majority of our PVC resin from our equity affiliate, OxyVinyls. At the same time, most of the chlorine manufactured at our other principal equity affiliate, SunBelt, is used for internal consumption by OxyVinyls in the production of PVC resin and VCM. Our investments in OxyVinyls and SunBelt also provide us with a natural hedge against increased raw material costs to the extent that OxyVinyls and SunBelt are able to increase prices to their other customers at the same time these raw materials increase our cost of production.

      Strong Management Team With Extensive Industry Experience. Our senior management team consists of professionals with significant experience in our company and broad talents and expertise in the polymer services industries. Our six executive officers have an average of over 20 years of industry experience. Moreover, our executive officers are supported by managers within each business segment who have extensive experience within their respective operating segments.

Business Strategies

      We intend to strengthen our position as a leading global polymer services company through the following strategies:

      Expand our Position as a Preferred Polymer Supplier. We seek to strengthen our position as a leading global polymer services company by reliably providing products and services that meet the needs and specifications of our customers. To further this strategy, we have created teams of product specialists that are capable of providing a broad set of materials and solutions. We also seek to assure our global customers that the product specifications developed in one part of the world will be replicated for their needs globally.

      Become the Most Efficient, Low-Cost Supplier. We strive to be the most efficient, reliable, cost-competitive supplier to our customers. To achieve this, we are improving operational efficiencies and reducing costs across all of our operations. These initiatives, described below under “— Operating Improvement Initiatives,” will allow us to compete for additional business while improving operating results.

      Segmenting Customers for Profitable Growth. In addition to reducing costs, we are driving profitable growth through segmenting customers and simplifying our work processes. By segmenting our customer base more effectively, we will be able to focus on customers who can generate growth and profitability and to more accurately price our products and services. In our North American Plastic Compounds and Colors operations, we have simplified our work processes by transitioning from numerous market-based sales teams to distinct product-focused teams, which allows us to simplify our service and respond more quickly to our customers’ needs.

      Increase Our Global Presence. Global expansion represents a significant growth opportunity. In 2002, we generated 15% of our total sales from markets outside of North America. In 2002, sales in Europe increased approximately 7% from 2001 to $291.9 million, while sales in Asia increased approximately 53% from 2001 to $78.0 million. Our growth in Europe and Asia mirrors that of our customers, who have expanded operations globally and often request that we establish a global presence to provide products and services locally.

      Achieve Strategic Growth Initiatives. We continue to target opportunities to improve sales growth through strategic alliances and development of new technologies. For example, we recently created a strategic alliance with Noveon, Inc. to develop and distribute a line of electrostatic dissipative compounds for the electronics industry and a strategic alliance with Nanocor Inc. to manufacture and market nanocomposites made from polyolefin, polyvinyl chloride and related polymers. These strategic alliance partners have teamed with us to utilize our market position and broad customer base to commercialize their technological innovations.

      Reduce Debt. We have announced our intention to decrease our debt by $200 million to $300 million over the intermediate term. In order to achieve this goal, we will dedicate a substantial portion of cash flow generated from operations and the net proceeds from any sale of non-strategic assets to debt reduction. We have also suspended our quarterly dividend on our common shares. We believe that reducing debt will provide us with increased financial flexibility, as well as better position us to return to investment grade status.

Operating Improvement Initiatives

      In 2001, we launched a number of restructuring initiatives to improve operating efficiencies and reduce costs. By year-end 2002, we had achieved approximately $135 million in annualized pre-tax cost savings compared to pro forma 2000 average costs, excluding approximately $15 million of annualized cost savings from sales growth initiatives. By year-end 2003, we expect to realize an additional $44 million to $81 million of annualized pre-tax cost savings through these restructuring initiatives. In addition, in January 2003, we announced an additional restructuring initiative expected to produce annualized pre-tax cost savings of $35 million to $45 million by year-end 2003. The following table and discussion summarizes these restructuring initiatives and the related cost savings:

				Additional
			Annualized	Savings
	Target Savings		Fourth Quarter	Through 2003
			2002 Savings
Restructuring Initiative	Low	High	Achieved	Low	High

	(dollars in millions)
Modernize facilities and operational efficiencies	$76	$90	$48	$28	$42
Selling, general and administrative costs	43	45	39	4	6
Sourcing costs	50	67	44	6	23
Transportation and logistics	10	14	4	6	10

	$179	$216	$135	$44	$81
January 2003 restructuring	35	45	—	35	45

Total	$214	$261	$135	$79	$126

      Modernize Facilities and Improve Operational Efficiencies. To improve our manufacturing processes and eliminate inefficiencies, we are modernizing and consolidating our facilities. Through December 31, 2002, we had closed 13 facilities in North America, with three additional facilities targeted for closure in

2003. In our North American Plastic Compounds and Colors operations, we invested approximately $35 million in capital expenditures to expand and improve certain existing facilities and have established 13 Centers of Manufacturing Excellence. Through the consolidation and modernization of our facilities and certain business unit initiatives, we have achieved approximately $48 million of cost savings through 2002 and expect to achieve an additional $28 million to $42 million of cost savings through 2003.

      Reduce Selling, General and Administrative Costs. Our goal is to reduce selling, general and administrative costs to less than 10% of our total sales. Through salaried headcount reductions, we have achieved approximately $39 million of cost savings through 2002 and expect to achieve another $4 million to $6 million of cost savings through 2003. Furthermore, in January 2003, we announced the elimination, primarily in the first quarter, of approximately 400 salaried positions, and we centralized some administrative functions. We anticipate that this action, along with non-personnel reductions, will produce additional cost savings of approximately $35 million to $45 million through 2003.

      Reduce Sourcing Costs. We have targeted cost savings of $50 million to $67 million in our direct raw materials, equipment, supplies and services purchases. These cost savings will be realized through leveraging our global sourcing needs and reducing our overall number of products. These initiatives include only long-term sourcing arrangements and are independent of market price changes for raw materials. Through these initiatives, we have achieved approximately $44 million of cost savings through 2002.

      Optimize Transportation and Warehousing Logistics. We have targeted between $10 million and $14 million of cost savings through the optimization of transportation and warehousing costs across North America and have achieved approximately $4 million of cost savings through 2002. These savings are being achieved primarily through implementation of a transportation management system, which is anticipated to be completed at our U.S. sites during the second half of 2003.

      Manage Capital Spending. During 2002 and 2001, our total capital spending was $153.2 million, including approximately $80 million that we spent to create our global information system and to upgrade our manufacturing facilities as described above. With these upgrades now complete, we anticipate that our capital expenditures in 2003 will decline to approximately $50 million. In the future, we expect our capital spending to approximate our annual depreciation and amortization. In 2002, our depreciation and amortization was $72.5 million.

Polymer Industry Overview

      Polymers are a class of organic materials that are produced through the conversion of natural gas or crude oil components into monomers such as ethylene, propylene, butane and styrene. These monomers are then polymerized into chains called polymers, or plastic resin, in its most basic form. Various additives are often combined with a base resin to create unique or enhanced properties necessary for end-use products. These combinations are generally referred to as plastic compounds. Plastic compounds have advantages over metals, wood, rubber and other traditional materials, which have and continue to result in their replacement across a wide spectrum of applications ranging from automobile parts to construction materials due to plastic’s low cost and comparatively better performance. Plastics have a reputation for durability, aesthetics, easy handling and high performance. We participate in the plastic compounding sector of the polymer industry through our Performance Plastics business segment.

      Large petroleum companies produce a majority of the base resins because these commodity chemical manufacturers have direct access to the raw materials needed for production. Raw materials make up approximately 75% of the variable cost for the production of the base resin. Accordingly, the cost or material margin of a base resin fluctuates in tandem with the prices of raw materials used during production, primarily petroleum or natural gas and power or electricity. Through our equity interests in OxyVinyls and SunBelt, we have the economic benefits of a base resin producer for one of our major raw materials: polyvinyl chloride resin.

      There are two primary categories of polymers: thermoplastics and thermosets. Thermoplastics, which make up about 90% of the resin market, are characterized by their ability to be reshaped repeatedly into new forms after the application of heat and pressure. Thermoplastics offer versatility and a wide range of applications. There are five major types of thermoplastics: polyethylene, polyvinyl chloride, polypropylene, polystyrene and polyester. Each type of thermoplastic has unique qualities and characteristics that make it appropriate for use in a particular product. Our Performance Plastics business segment, which accounts for approximately 66% of our total sales, is primarily comprised of compounded thermoplastics. In addition, our Distribution business segment, which accounts for approximately 20% of our total sales, is a distributor of a wide range of thermoplastic resins and compounds.

      Thermoplastic resins are found in numerous end-use products and in a variety of markets, including packaging, building and construction, transportation, furniture and furnishings, consumer and institutional products, electrical, adhesives, inks and coatings. Each category of thermoplastic resin has unique characteristics (such as flexibility, strength or durability) suitable for incorporation into a particular end-product. For example, the packaging industry, which is the largest plastic consumer, requires plastics that can help keep food fresh and free of contamination while providing a variety of options for product display and offering advantages in terms of weight, energy and user friendliness. In the building and construction industry, which is the second largest plastic consumer, plastic has provided an economic and energy efficient replacement for traditional building materials including piping applications, building siding, flooring, insulation, windows and doors and a growing list of both structural and interior or decorative uses. In the transportation industry, plastic has proven to be durable, lightweight and corrosion resistant while offering fuel savings, design flexibility and high performance to designers facing today’s complex transportation needs.

      A thermoset polymer is a polymer that solidifies or “sets” irreversibly when heated. Thermosets are valued for their durability, resilience and strength. Examples of thermoset polymers are rubber, polyurethanes, unsaturated polyesters and epoxies. Our Elastomers and Performance Additives business segment, which accounts for approximately 14% of our total sales, participates in the thermoset compounding market. Thermosets are used in automotive applications, building and construction and a wide variety of consumer products. Typical applications include seals, belts and hoses for the automotive industry and electrical insulation, caskets and seals for the construction and manufacturing industries.

Polymer Value Chain

      The polymer value chain is best described by looking at the various steps along the chain between the resin producer and the final assembled end-product. While value is added at each step in the process, competitive intensity tends to vary depending on the degree of available value to be captured. There are also varying degrees of backward and forward integration along the chain. At the beginning of the process, polymer or base resin producers generate the basic materials that are used in plastic production. This value step is characterized by scale, operating efficiencies and possible backward integration into basic raw materials. At this stage in the process, technology drives operating cost improvements more than product uniqueness.

      These polymers or plastics are then generally combined or compounded with various additives to formulate the desired plastic with distinctive properties specified by designers or engineers. These properties include strength, color and durability. The resin producers can and do participate in this step. However, compounding technology is distinct from polymerization processing. Large resin producers have tended to participate in the custom compounding market only where high volume applications match their desire for long production runs and economies of scale. The compounding of more specialized compounds has become the market where independent compounders, such as PolyOne, have proven to be successful due to their ability to customize products for specific end-use applications.

      Our customers generally participate in the next step in the value chain where plastic compounds are formed into the desired shape or part through various polymer processes such as molding or extrusion. The final step in the polymer value chain is assembly of various formed plastic parts into a final application.

Independent Thermoplastic Compounding Industry*

      The independent compounding industry is highly fragmented, with approximately 450 competitors in 2001. We were the largest independent plastic compounder in the United States in 2001 with approximately a 13% share of the market. The following chart summarizes the U.S. plastic compounding market:

Note: GE Plastics’ position does not reflect the 2002 acquisition of LNP Engineering Plastics, Inc.

      According to Frost & Sullivan, total revenues of the U.S. plastic compounding market were estimated to be approximately $10.4 billion in 2002. By 2007, revenues in the U.S. plastic compounding market are expected to grow to $13.0 billion. It is estimated that the U.S. plastic compounding market is approximately 40% of the worldwide plastic compounding market.

Independent Thermoset/ Elastomer Compounding Industry

      Our Elastomers and Performance Additives business segment participates in the independent thermoset compounding industry. We operate primarily in non-tire rubber compounding markets. We currently estimate that consumption of industrial (non-tire) rubber compounds for the NAFTA region is approximately 8 billion pounds. We estimate this market has historically grown at the same rate as the overall manufacturing economy. Within the industrial market, rubber parts manufacturers compound approximately 6 billion pounds for captive, or in-house, consumption and the remaining 2 billion pounds is compounded by independent merchant custom compounders. Within the custom compounding industry, one of the largest growth opportunities is through the outsourcing of production by rubber parts manufacturers who currently compound their own rubber in-house. This outsourcing has traditionally been greatest during periods of high economic growth when compounding capacity of these producers is stretched. Another area of growth is in high-end specialty elastomers, like fluoroelastomers, that exhibit a higher temperature threshold, greater chemical resistance and superior wear performance. Within these markets, we believe we are the largest custom compounder in North America. Other custom compounders include Airboss of America Corp., Dyna-Mix, Inc., Teknor Apex Company and Thona Group.

Thermoplastic Resin and Compound Distribution

      In thermoplastic resin and compound distribution, we are the second largest independent thermoplastic resin distributor in North America. We compete against the General Polymers division of Ashland Distribution Company, which is the leading independent resin distributor in North America, and other smaller regional distributors. Growth in the thermoplastic resin and compound distribution market is directly correlated to growth in the market for base polymer resins.

*According to the 2002 U.S. Plastic Compounding Markets Study (7961-37) by Frost & Sullivan, portions of which are reprinted with permission from Frost & Sullivan.

Business Segments

      We operate within four business segments: Performance Plastics, Elastomers and Performance Additives, Distribution, and Resin and Intermediates.

      For additional information regarding each of our business segments, you should refer to our audited consolidated financial statements and related notes and our unaudited interim condensed consolidated financial statements and related notes, which are incorporated by reference into this prospectus, especially note T to our audited consolidated financial statements and note L to our unaudited interim condensed consolidated financial statements.

Performance Plastics

      Our Performance Plastics business segment is a leading independent merchant compounder of plastics for manufacturers in North America and Europe. We also have a growing presence in Asia. We engage in the custom compounding of plastic materials to the specifications of manufacturers of molded and extruded plastic products. We are also a leading North American manufacturer of custom formulated colorants in the form of color concentrates, liquid dispersions, dry colorants and additives for customers in the plastic industry, and the leading North American producer of specialty vinyl resins. Our formulator operations process dispersion resins along with different additives to produce liquid or solid plastisol compounds. In addition, we produce formulations using urethanes and latex polymers. Through our engineered films operations, we also process flexible compounds into rolls of various-gauge films for use in automotive interior applications, construction, industrial and consumer markets.

      Our Performance Plastics business segment also includes our 50% equity interest in the DH Compounding Company and our 50% equity interest in Geon/ Polimeros Andinos. We sold our 51% equity interest in Techmer, which was previously included in our Performance Plastics business segment, in January 2003. For more information regarding our Performance Plastics business segment equity affiliates, see note H to our audited consolidated financial statements and note F to our unaudited interim condensed consolidated financial statements, which are incorporated by reference into this prospectus.

      Performance Plastics had 2002 sales of $1.7 billion, representing 66% of our total sales. In 2002, we received $10.4 million of cash from dividends and distributions from our Performance Plastics business segment equity affiliates.

      Included in the Performance Plastics business are four product groups: North American Plastic Compounds and Colors, International Plastic Compounds and Colors, Specialty Resins and Formulators, and Engineered Films. Our Performance Plastics business segment has substantial and growing market positions in Europe and Asia.

     North American and International Plastic Compounds and Colors

      North American and International Plastic Compounds and Colors consist of three product sub-groups: vinyl compounds, colors and additives, and engineered materials.

      Vinyl Compounds. We are the leading manufacturer of vinyl compounds in North America. Our vinyl compounds combine polyvinyl chloride resins with a broad range of additives that offer product versatility, particularly when fire resistance, chemical resistance or weatherability is required. In 2002, this product sub-group accounted for approximately 37% of our Performance Plastics business segment’s sales.

      Colors and Additives. We are a leading North American producer of color concentrates. Our color and additive concentrates allow plastic processors to create multiple color effects or enhance the performance of base polymers. Our color concentrates are plastic compounds that contain a high concentration of color pigments or additives predispersed in a polymer carrier medium and supplied in pellet, liquid, flake or powder form. Our additive concentrates include a wide variety of products, but are commonly categorized by the function performed, such as UV stabilizers, slip/antiblocks, antistats, blowing agents, antioxidants, lubricants and stabilizers. Our colors and additives are used throughout the plastic industry, particularly in the packaging, automotive, consumer, pipe, wire and cable industries. Our colors and additives are also incorporated into other end-products such as stadium seating, toys, houseware, vinyl siding, pipe, food packaging and medical packaging. In 2002, this product sub-group accounted for approximately 20% of our Performance Plastics business segment’s sales.

      Engineered Materials. Our engineered materials consist of reinforced and filled compounds and thermoplastic elastomer compounds. With our compounding expertise, we have the ability to expand the performance range and structural properties of traditional engineered thermoplastics. We combine our knowledge of base polymers, lubricants, fillers and reinforcements as well as a wide range of functional additives to enable us to tailor our compounds to meet our customers’ unique application requirements. Our compounds incorporate commodity resins like polyethylene and polypropylene, engineering resins like nylon, polycarbonate and polyesters, and other high performance resins.

      In addition, we have a broad product line of thermoplastic elastomer compounds, including thermoplastic olefins, thermoplastic vulcanizates and styrene block copolymers. In 2002, this product sub-group accounted for approximately 19% of our Performance Plastics business segment’s sales.

     Specialty Resins and Formulators

      We are the leading North American producer of specialty vinyl resins. Specialty resins represent approximately 10% of the PVC resin market and are usually compounded in a liquid form for flexible product applications. Our specialty vinyl resins are largely customized to specific end-use applications and are marketed on service and performance. Our specialty vinyl resins are used in end-products such as vinyl flooring, carpeting, automotive instrument and door panels, coated fabrics, medical examination gloves and foam products. Approximately 9% of our specialty vinyl resins are used by our formulators business as one of its primary raw materials.

      Formulator products consist primarily of liquid systems with a base resin comprised of specialty vinyl resins, polyurethane or latex. We custom compound and manufacture PVC inks and powders, polyurethane, latex, specialty additives and colorants that meet the specific needs of our customers’ applications. Examples of applications for our formulator products include inks for textiles in the consumer industry; armrests, headrests and oil filters in the automotive industry; coil coatings, sheet vinyl and carpet backing in the construction industry; and decals, coatings and tool handles in the industrial industry.

      In 2002, the Specialty Resins and Formulators product group accounted for approximately 15% of our Performance Plastics business segment’s sales.

     Engineered Films

      We compound and process various polymers into rolls of film of various-gauge thickness and widths for use in the automotive, industrial and consumer goods industries. Our films for the automotive industry include a broad range of engineering vinyl and thermoplastic olefin films, compact sheet, and laminates that are used in instrument and door panels, air bag doors and glove compartment panels. Our custom films consist of a broad range of vinyl and olefin alloy calendered films, sheeting and laminates formulated to meet the processing and performance needs of our customers, and are used in end-products such as binders, check-book covers, in-ground pool liners, flooring, medical bloodbags, wall coverings and wood laminates.

      In 2002, the Engineered Films product group accounted for approximately 9% of our Performance Plastics business segment’s sales.

Elastomers and Performance Additives

      We believe that our Elastomers and Performance Additives business segment is the leading North American independent merchant compounder of customized, high performance rubber materials for automotive and industrial applications. Elastomers and Performance Additives had 2002 sales of $363.9 million, representing 14% of our total sales.

      We specialize in developing rubber compound formulations for rubber parts manufacturers and strive to capture outsourcing business from companies that currently compound rubber in-house. Our rubber compounding products are most commonly used in the manufacture of hoses, belts, seals and gaskets for the automotive industry in addition to sealants and roofing for industrial and construction applications. We also provide specialty products consisting of performance additives, rolls and high performance elastomers. These products are focused on applications requiring performance characteristics such as higher temperature threshold, greater chemical resistance and superior wear performance.

Distribution

      Our Distribution business segment is a distributor of up to 3,500 grades of engineering and commodity resins and plastic compounds from approximately 13 major suppliers, including our own vinyl compounds. We purchase bulk quantities of base plastic resins, such as polyethylene, polypropylene, polystyrene, and polyvinyl chloride, and resell them in truckload and less-than-truckload amounts to more than 4,700 customers nationwide. Our supplier base includes major global resin producers such as Atofina, Basell, BP Amoco, Bayer, Dow, DuPont, Eastman, Huntsman and Nova Chemicals. These products are sold to custom molders and extruders who convert them into plastic products sold to a number of different industries and end-use markets. We currently operate over 30 stocking locations, including 10 repackaging plants, across North America that are strategically located in proximity to our customers, which provides us with a competitive advantage over other regional plastic distributors. Distribution had 2002 sales of $519.7 million, representing 20% of our total sales.

Resin and Intermediates

      The results of our Resin and Intermediates business segment are reported on an equity income basis and consist primarily of our 24% equity interest in OxyVinyls and our 50% equity interest in SunBelt. OxyVinyls is North America’s second largest and the world’s third largest producer of PVC resin. OxyVinyls is our principal supplier of PVC resin and VCM. In 2002, our purchases of PVC resin and VCM were approximately 15% and 20% of OxyVinyls’ PVC resin and VCM sales, respectively. In 2002, OxyVinyls had capacity of approximately 4.6 billion pounds of PVC resin, 5.0 billion pounds of VCM (an intermediate chemical in the production of PVC), 560 thousand tons of chlorine and 620 thousand tons of caustic soda. In 2002, SunBelt had capacity of approximately 250 thousand tons of chlorine and 275 thousand tons of caustic soda. Most of the chlorine manufactured at OxyVinyls and SunBelt is used for internal consumption by OxyVinyls in the production of PVC resin and VCM. Caustic soda is sold on the merchant market to customers in industries such as pulp and paper, chemical, construction and consumer products.

      In addition to providing us with a secure and high quality supply of PVC resin, our Resin and Intermediates business segment provides us with virtual backward integration for one of our major raw materials, PVC resin. First, our supply of PVC resin and VCM from OxyVinyls is at competitive prices based on long-term supply contracts between OxyVinyls and us. Second, our equity investments in OxyVinyls and SunBelt provide a natural hedge against increased raw material prices to the extent OxyVinyls and SunBelt are able to pass on increased raw material costs to their other customers. Finally, the equity position in chlorine and caustic soda through both OxyVinyls and SunBelt provides economic integration to the chlorine chain. For more information regarding our Resin and Intermediates business segment equity affiliates, see note H to our audited consolidated financial statements and note F to our unaudited interim condensed consolidated financial statements, which are incorporated by reference into this prospectus.

      In 2002, we received $20.2 million of cash from dividends, distributions and returns of investments net of new investments from our Resin and Intermediates business segment equity affiliates.

Competition

      The production of compounded plastics and the manufacture of custom formulated color and additives systems for the plastics industry is highly competitive, with product quality, service and price to customers being principal factors affecting competition.

      The custom compounding of rubber materials and the manufacture of rubber colorants and additives are highly competitive with product quality, service and price to customers being principal factors affecting competition.

      The distribution of polymer resin is highly competitive, with product quality, service and price to customers being principal factors affecting competition.

Raw Materials

      In our Performance Plastics business segment, the primary raw materials are PVC resin, VCM, other resins, plasticizers, inorganic and organic pigments, and chemicals, all of which are in adequate supply. We are a party to long-term supply contracts with OxyVinyls under which the majority of our PVC resin and all of our VCM requirements will be supplied. The supply contracts have initial terms that expire in 2013 and have provisions for renewal after the initial contract term. We believe the supply contracts should assure availability of PVC resin and VCM, technical development and support, and competitively priced PVC resin and VCM. We further believe that the pricing under these supply contracts provides PVC resin at a competitive cost to us.

      In our Elastomer and Performance Additives business segment, the primary raw materials are natural and synthetic rubbers, resins and chemicals, all of which are available in adequate supply.

Patent and Trademarks

      We own numerous patents and trademarks, which are important in that they protect inventions and product names against infringement by others and thereby enhance our position in the marketplace. The patents vary in duration of up to 20 years, and the trademarks have an indefinite life that is based upon continued use.

Research and Development

      We have developed substantial research and development capability. Our efforts are devoted to (1) developing new products to satisfy defined market needs, (2) providing quality technical services to assure the continued success of our products for our customers’ applications, (3) providing technology for improvements to our products, processes and applications and (4) providing support to our manufacturing plants for cost reduction, productivity and quality improvement programs. We operate a research and development center that supports our compounding and specialty resin operations. The laboratory is equipped with state-of-the-art analytical, synthesis, polymer characterization and testing equipment and pilot plants and polymer compounding operations that simulate specific production processes for rapid translation of new technology into new products.

      We incurred costs of $19.4 million in 2002, $18.8 million in 2001 and $21.4 million in 2000 for product research and product development. In 2003, we expect spending to show a small increase over 2002.

Methods of Distribution

      Our Performance Plastics, Elastomers and Performance Additives and Distribution business segments primarily sell products through their direct sales personnel. The Performance Plastics business segment supplements its direct sales personnel with distributors, including PolyOne Distribution, and/or commissioned sales agents for various products and geographic areas. Our products are primarily transported to customers using truck carriers, with some customer product pick-ups at our operating facilities in all three of these business segments. In addition, our Performance Plastics business segment ships products to some customers using railroad cars.

Employees

      As of March 31, 2003, we had approximately 7,200 employees.

Environmental, Health and Safety

      We are subject to various environmental laws and regulations concerning production, use and sale of chemicals, emissions to the air, discharges to waterways and other releases of materials into the environment; the generation, handling, storage, transportation, treatment and disposal of waste materials; or otherwise relating to the protection of the environment. We endeavor to ensure the safe and lawful operation of our facilities in manufacturing and distribution of products and believe we are in material compliance with applicable laws and regulations.

      We maintain a disciplined environmental and occupational safety and health compliance program and conduct periodic internal and external regulatory audits at our domestic plants in order to identify and categorize potential environmental exposures, including compliance issues, and measures to address them. This is an effort that has required and may continue to require process or operational modifications and the installation of pollution control devices and cleanups. We incurred environmental expense of $3.7 million in 2002, $3.9 million in 2001 and $2.2 million in 2000.

      We believe that compliance with current governmental regulations at all levels will not have a material adverse effect on our financial condition. However, the risk of additional costs and liabilities is inherent in certain plant operations and certain products produced at our plants, as is the case with other companies involved in the plastics PVC industry. We cannot assure you that we will not incur additional costs and liabilities in the future. Other developments, such as increasingly strict environmental, safety and health laws, regulations and related enforcement policies, discovery of unknown conditions and claims for damages to property, persons or natural resources resulting from plant emissions or products could also result in additional costs and liabilities to us.

      A number of foreign countries and domestic local communities have enacted, or have under consideration, laws and regulations relating to the use and disposal of plastic materials. Widespread adoption of these laws and regulations, or public perception, may have an adverse impact on plastic materials. Although many of our major markets are in durable, longer-life applications that could reduce the impact of any such environmental regulation, we cannot assure you that more stringent regulation of use and disposal of plastics would not have an adverse effect on our business.

      We conduct a comprehensive occupational safety and health program and believe we are in material compliance with applicable requirements.

      We have been notified by federal and state environmental agencies and by private parties that we may be a potentially responsible party in connection with the investigation and remediation of several environmental sites. While government agencies assert that potentially responsible parties are jointly and severally liable at these sites, in our experience, interim and final allocation of liability costs are generally made based on the relative contribution of waste. However, where such allocations of costs based on relative contribution of waste have been made, we cannot assure you that our allocation will not be increased due to the failure of other relevant third parties to pay their share of such costs. In addition, we conduct investigations and remediation at several of our active and inactive facilities, and have assumed responsibility for environmental liabilities based on pre-1993 operations at sites formerly owned or operated by us or our predecessors. We believe that our potential continuing liability with respect to such sites will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. In addition, we initiate corrective and preventive environmental projects of our own at our operations. Based on current information and estimates prepared by our environmental engineers and consultants, we, at March 31, 2003, had accruals totaling $53.6 million to cover probable future environmental expenditures relating to previously contaminated sites. The accrual represents our best estimate within our range of estimated costs associated with probable remediation, based upon information and technology currently available and our view of the most likely remedy. Depending upon the results of future testing, the ultimate remediation alternatives undertaken, changes in regulations, new information and other factors, it is possible that we could incur costs in excess of the accrual at March 31, 2003. Our estimate of the liability may be revised as new regulations or technologies are developed or additional information is obtained.

Properties

      As of March 31, 2003, PolyOne, which is headquartered in Cleveland, Ohio, operated facilities in the United States and foreign countries. Substantially all of our facilities are owned. During 2002 and the three months ended March 31, 2003, we generally made effective use of our productive capacity at our principal facilities. We believe that the quality and productive capacity of our facilities are sufficient to maintain our competitive position for the foreseeable future. The charts below list the principal facilities of our business segments.

Performance Plastics Facilities:

Vinyl Compounding	Specialty Dispersion Resin	Plastisol Formulators	Engineered Films

Avon Lake, Ohio
Long Beach, California
Louisville, Kentucky
Niagara Falls, Ontario,
  Canada
Orangeville, Ontario,
  Canada
Pasadena, Texas
Plaquemine, Louisiana
St. Remi de Naperville,
  Quebec, Canada
Terre Haute, Indiana
Valleyfield, Quebec,
  Canada
Cartagena, Colombia
  (joint venture)
Melbourne, Australia
(joint venture)	Pedricktown, New Jersey Henry, Illinois	Bolton, England
Kennesaw, Georgia
Los Angeles, California
Massillon, Ohio
North Baltimore, Ohio
St. Louis, Missouri
Sullivan, Missouri
Sussex, Wisconsin
Widnes, England
Hyde, England
Dartford, England
		Newton, Aycliffe, England	Burlington, New Jersey Lebanon, Pennsylvania Winchester, Virginia Yerington, Nevada

Color Concentrates and Additives	Engineered Materials

Broadview Heights, Ohio
Glendale, Arizona
Vonore, Tennessee
Suwanee, Georgia
Florence, Kentucky
Elk Grove Village, Illinois
Fort Worth, Texas
Lehigh, Pennsylvania
Norwalk, Ohio
St. Peters, Missouri
Toluca, Mexico
Assesse, Belgium
Tossiat, France
Bendorf, Germany
Angered, Sweden
Manchester, England
Pudong (Shanghai), China
Glostrup, Denmark
Bangkok, Thailand (joint venture)
Gyor, Hungary	Macedonia, Ohio
Dyersburg, Tennessee
Bethlehem, Pennsylvania
Seabrook, Texas
Gaggenau, Germany
Barbastro, Spain
Jurong, Singapore
Suzhou, China
Melle, Germany
Istanbul, Turkey (joint venture)
Dortmund, Germany

Resin and Intermediates Facilities:

OxyVinyls joint venture — various locations in North America
SunBelt joint venture — McIntosh, Alabama
Welvic Australia Pty Ltd. joint venture — various locations in Australia

Elastomers and Performance Additives Facilities:

Burton, Ohio
Jonesborough, Tennessee
DeForest, Wisconsin
Queretaro, Mexico
Kennedale, Texas
Dyersburg, Tennessee
Wynne, Arkansas
Santa Fe Springs, California

Distribution Facilities:

Lemont, Illinois
Ayer, Massachusetts
Massillon, Ohio
Rancho Cucamonga, California
Statesville, North Carolina
Denver, Colorado
Chesterfield Township, Michigan
Eagan, Minnesota
Hazlewood, Missouri
Grand Prairie, Texas
Mississauga, Ontario, Canada
Mexico — various locations

Litigation

      In addition to the matters regarding the environment described above under “— Environmental, Health and Safety,” we are involved in various pending or threatened claims, lawsuits and administrative proceedings, all arising from the ordinary course of business concerning commercial, product liability, employment and environmental matters, which seek remedies or damages. In addition, we have been named in various lawsuits involving multiple claimants and defendants relating to alleged asbestos exposure in the past by, among others, workers and their families at plants owned by us or our predecessors or on board ships owned or operated by us or our predecessors. We believe that any liability that may be finally determined should not have a material adverse effect on our financial condition taken as a whole.

MANAGEMENT

      The following table sets forth the names, ages and positions for each of our directors and executive officers as of March 31, 2003.

Name	Age	Position

Thomas A. Waltermire	53	Chairman of the Board, Chief Executive Officer and President
V. Lance Mitchell	43	Group Vice President, Global Plastics
John E. Quinn	55	Vice President and General Manager, Elastomers and Performance Additives
Wendy C. Shiba	52	Vice President, Chief Legal Officer and Secretary
Kenneth M. Smith	48	Vice President, Chief Information and Chief Human Resources Officer
W. David Wilson	49	Vice President and Chief Financial Officer
J. Douglas Campbell	61	Director
Carol A. Cartwright	61	Director
Gale Duff-Bloom	63	Director
Wayne R. Embry	66	Director
Robert A. Garda	64	Director
Gordon D. Harnett	60	Director
David H. Hoag	63	Director
D. Larry Moore	66	Director
Farah M. Walters	58	Director

      Thomas A. Waltermire, Chairman of the Board, Chief Executive Officer and President. Mr. Waltermire has been Chairman of the Board, Chief Executive Officer and President of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Waltermire served as Chief Executive Officer from May 1999, as well as Chairman of the Board of Directors from August 1999, of Geon. Mr. Waltermire served as a director of Geon from 1998 until the consolidation. Mr. Waltermire also served as President of Geon from February 1998 to May 1999, as well as Executive Vice President and Chief Operating Officer of Geon from May 1997 to February 1998 and as Vice President and Chief Financial Officer of Geon from 1993 to May 1997. Mr. Waltermire serves on the Board of Directors of Nucor Corporation.

      V. Lance Mitchell, Group Vice President, Global Plastics. Mr. Mitchell has been Group Vice President, Global Plastics of PolyOne since January 2003. Mr. Mitchell served as Group Vice President, Plastic Compounds and Colors of PolyOne from the consolidation of Geon and Hanna in September 2000 to January 2003. Prior to the consolidation, Mr. Mitchell served as Vice President and General Manager, Compounds of Geon from May 1997. Mr. Mitchell also served as Business Director, Compounds of Geon from November 1993 to May 1997.

      John E. Quinn, Vice President and General Manager, Elastomers and Performance Additives. Mr. Quinn has been Vice President and General Manager, Elastomers and Performance Additives of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Quinn served as President of M.A. Hanna Rubber Compounding from May 1998. From 1991 to May 1998, Mr. Quinn served as General Manager Noryl® Resins Business of GE Plastics, a plastics and resins business unit of General Electric Company.

      Wendy C. Shiba, Vice President, Chief Legal Officer and Secretary. Ms. Shiba has been Chief Legal Officer since November 2001, as well as Vice President and Secretary since December 2001, of PolyOne. Until joining PolyOne in November 2001, Ms. Shiba served as Vice President from 1997, as well as Secretary and Assistant General Counsel from 1993, of Bowater Incorporated, a pulp and paper company.

      Kenneth M. Smith, Vice President, Chief Information and Chief Human Resources Officer. Mr. Smith has been Chief Human Resources Officer of PolyOne since January 2003 and Vice President and Chief Information Officer of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Smith served as Vice President, Information Systems of Geon from August 1999. Mr. Smith also served as Chief Information Officer of Geon from August 1997 to August 1999 and as Director of Information Systems of Geon from 1993 to August 1997.

      W. David Wilson, Vice President and Chief Financial Officer. Mr. Wilson has been Vice President and Chief Financial Officer of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Wilson served as Vice President and Chief Financial Officer of Geon from May 1997. Mr. Wilson also served as Director of Business Management — Resins of Geon from 1995 to May 1997.

      J. Douglas Campbell, Director. Mr. Campbell has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Campbell served as a director of Geon from 1993. Mr. Campbell served as President and Chief Executive Officer and was a director of Arcadian Corporation, a nitrogen chemicals and fertilizer manufacturer, from December 1992 until his retirement in 1997. From 1966 to 1992, Mr. Campbell held various positions with Standard Oil (Ohio) and British Petroleum.

      Carol A. Cartwright, Director. Ms. Cartwright has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Ms. Cartwright served as a director of Hanna from 1994. Ms. Cartwright has served as President of Kent State University, a public higher education institution, since 1991. Ms. Cartwright serves on the Boards of Directors of KeyCorp, FirstEnergy Corp and The Davey Tree Expert Company.

      Gale Duff-Bloom, Director. Ms. Duff-Bloom has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Ms. Duff-Bloom served as a director of Geon from 1994. Ms. Duff-Bloom served as President of Company Communications and Corporate Image of J. C. Penney Company, Inc., a major retailer, from June 1999 until her retirement in April 2000. Ms. Duff-Bloom served as President of Marketing and Company Communications of J. C. Penney from February 1996 to June 1999 and as Senior Executive Vice President and Director of Personnel and Company Communications of J. C. Penney from 1995 to February 1996.

      Wayne R. Embry, Director. Mr. Embry has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Embry served as a director of Hanna from 1990. Mr. Embry served as President and Chief Operating Officer, Team Division, of the Cleveland Cavaliers, a professional basketball team, from 1986 until his retirement in June 2000. Mr. Embry serves on the Boards of Directors of Kohl’s Corporation and the Federal Reserve Bank of Cleveland.

      Robert A. Garda, Director. Mr. Garda has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Garda served as a director of Hanna from 1998. Mr. Garda has served as the Executive-in-Residence of The Fuqua School of Business, Duke University, since 1997. Mr. Garda served as an independent consultant from 1995 to 1997. Mr. Garda served as President and Chief Executive Officer of Aladdin Industries, a leading supplier of thermal insulated food and beverage ware products, from 1994 to 1995. From 1967 to 1994, Mr. Garda was with McKinsey & Company and served as a director from 1978 to 1994. Mr. Garda serves on the Boards of Directors of Insect Biotechnology, Inc., VSV Group, Inc. and GED, Inc.

      Gordon D. Harnett, Director. Mr. Harnett has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Harnett served as a director of Hanna from 1997. Mr. Harnett has served as Chairman, President and Chief Executive Officer of Brush Engineered Materials Inc., an international supplier and producer of high performance engineered materials, since January 1991. Mr. Harnett serves on the Boards of Directors of The Lubrizol Corporation, EnPro Industries, Inc. and National City Bank.

      David H. Hoag, Director. Mr. Hoag has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Hoag served as a director of Hanna from 1999. Mr. Hoag served as Chairman of The LTV Corporation, a steel manufacturer, from 1991 until his retirement in February 1999, and as Chief Executive Officer from 1991 until September 1998. Mr. Hoag serves on the Boards of Directors of Brush Engineered Materials Inc., The Chubb Corporation, The Lubrizol Corporation and NACCO Industries, Inc.

      D. Larry Moore, Director. Mr. Moore has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Mr. Moore served as a director of Geon from 1994. Mr. Moore served as President and Chief Operating Officer of Honeywell Inc., a multinational manufacturer of controls for use in homes, buildings, industry, and space and aviation, from 1993 until his retirement in 1997.

      Farah M. Walters, Director. Ms. Walters has been a director of PolyOne since the consolidation of Geon and Hanna in September 2000. Prior to the consolidation, Ms. Walters served as a director of Geon from 1998. Ms. Walters served as President and Chief Executive Officer of University Hospitals Health System and University Hospitals of Cleveland from 1992 until her retirement in June 2002. Ms. Walters serves on the Boards of Directors of Kerr-McGee Corporation and Alpharma Inc.

DESCRIPTION OF OTHER DEBT

Revolving Credit Facility

      In connection with the offering of the outstanding notes, we amended and restated our senior secured revolving credit facility with Citicorp USA, Inc., as administrative agent and lender, and various financial institutions, as lenders.

      The revolving credit facility provides for up to $50.0 million in borrowings. However, the maximum amount that we may borrow is limited to 95% of the amount that may be borrowed and secured from time to time without triggering the requirement under the indenture governing the outstanding notes and the exchange notes and the indentures governing our existing notes and debentures to secure the outstanding notes and the exchange notes and our existing notes and debentures equally and ratably with the borrowings under the revolving credit facility. Borrowings under the revolving credit facility are available for working capital and general corporate purposes. The revolving credit facility makes available up to $35.0 million for the issuance of standby letters of credit.

Security

      Our obligations under the revolving credit facility are secured by substantially all of our domestic inventory and intellectual property and some of our domestic real property.

Interest Rates

      Advances under the revolving credit agreement bear interest, at our option, at either a base rate or a eurodollar rate, in each case plus an applicable margin. The base interest rate is a fluctuating rate equal to the highest of (1) Citibank, N.A.’s base rate, (2) a three-month certificate of deposit rate plus 0.5% and (3) the Federal Funds Effective Rate plus 0.5%. The applicable margin for the base rate will vary from 1.75% to 2.50% depending on our leverage ratio and initially is 2.50%. The eurodollar rate is a periodic fixed rate equal to the London Inter-Bank Offer Rate, or LIBOR. The applicable margin for the eurodollar rate will vary from 2.75% to 3.50% depending on our leverage ratio and initially is 3.50%.

Optional and Mandatory Prepayments

      Our revolving credit facility permits us to prepay our borrowings in whole or in part, at our option, subject to minimum prepayment amounts and, in the case of prepayments of borrowings bearing interest at a eurodollar rate other than at the end of the applicable interest period, reimbursement of the lenders’ reemployment costs.

Fees

      Our revolving credit facility requires us to pay our lenders a quarterly unused commitment fee based on our average daily usage of the facility. This fee will be 0.500% if our average daily usage is at least 75%, 0.750% if our average daily usage is more than 50% but less than 75%, and 0.875% if our average daily usage is 50% or less.

Covenants

      Our revolving credit facility contains affirmative and negative covenants customary for such financings, including, but not limited to, covenants limiting our ability to:

•	create liens to secure debt;

•	merge, consolidate or sell all or substantially all of our assets;

•	pay dividends on or purchase or redeem our capital stock;

•	make investments in other persons;

•	prepay, redeem and repurchase debt;

•	make capital expenditures; and

•	enter into certain types of transactions with affiliates.

Our revolving credit facility also requires us to meet certain financial tests relating to our leverage ratio and our interest coverage ratio.

Default

      Our revolving credit facility contains events of default customary for such financings, including, but not limited to:

•	nonpayment of principal, interest or fees;

•	inaccuracies of representations and warranties;

•	violations of covenants;

•	cross-defaults to other debt;

•	unsatisfied judgments;

•	events of bankruptcy and insolvency;

•	certain adverse employee benefit liabilities; and

•	the occurrence of a change of control.

Other Debt

      As of March 31, 2003, we had an aggregate principal amount of $572.8 million of debt securities outstanding. The specific amounts, maturity and interest rates of these debt securities are set forth in the following table.

	Principal	Carrying
	Amount	Amount(1)	Interest Rate	Maturity

	(dollars in millions)
6.875% Geon Debentures	$75.0	$78.4	6.875%	December 15, 2005
7.500% Geon Debentures	$50.0	$50.0	7.500%	December 15, 2015
9.375% Hanna Senior Notes	$87.8	$89.3	9.375%	September 15, 2003
Hanna Medium Term Notes	$20.0	$20.4	6.875%	December 1, 2004
	$20.0	$20.0	6.740%	December 22, 2005
	$20.0	$20.1	7.070%	June 26, 2006
	$20.0	$20.0	7.110%	June 25, 2007
	$10.0	$9.8	7.160%	June 24, 2008
	$10.0	$9.9	6.890%	September 22, 2008
	$20.0	$18.8	6.910%	October 6, 2009
	$20.0	$18.4	6.520%	February 23, 2010
	$20.0	$18.3	6.580%	February 23, 2011
8.875% PolyOne Senior Notes	$200.0	$198.4	8.875%	May 1, 2012

Total	$572.8	$571.8

(1)	Includes the net effect of interest swap agreements and original issue discount.

6.875% Debentures and 7.500% Debentures

      The 6.875% debentures and the 7.500% debentures were both issued under the same indenture, dated as of December 1, 1995. These senior debt securities are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. The indenture does not directly limit the amount of other debt that may be incurred by us or our subsidiaries. Subject to several enumerated exceptions, the indenture prohibits us and our subsidiaries from securing any debt with any property or assets without providing that the 6.875% debentures and the 7.500% debentures shall be secured equally and ratably with the secured debt for so long as the secured debt remains secured except to the extent amount of the secured debt, along with the value of permitted sale and lease-back transactions, does not exceed 5% of our consolidated tangible assets, as defined in the indenture. The indenture also contains prohibitions against sale and lease-back transactions.

9.375% Senior Notes

      The 9.375% senior notes were issued under an indenture, dated as of September 15, 1991. These senior debt securities are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. The indenture limits our ability to pay dividends and make distributions on, or repurchase, our capital stock. The indenture does not directly limit the amount of other debt that may be incurred by us or our subsidiaries. Subject to several enumerated exceptions, the indenture prohibits us and certain of our subsidiaries from securing any debt or other obligation with any principal property or shares of capital stock or debt of certain of our subsidiaries without providing that the 9.375% senior notes shall be secured equally and ratably with the secured debt or other obligation for so long as the secured debt or other obligation remains secured except to the extent the amount of the secured debt or other obligation, along with the value of permitted sale and lease-back transactions, does not exceed 10% of our consolidated net tangible assets, as defined in the indenture. The indenture also contains prohibitions against sale and lease-back transactions.

      We used a portion of the net proceeds from the offering of the outstanding notes, together with the initial sale of accounts receivable under our new receivables sale facility, to fund into escrow $87.8 million to repay all of our existing 9.375% senior notes, which mature on September 15, 2003.

Medium Term Notes

      The medium term notes were each issued under the same indenture, dated as of November 9, 1996. These senior debt securities are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. The indenture does not directly limit the amount of other debt that may be incurred by us or our subsidiaries. Subject to several enumerated exceptions, the indenture prohibits us and our subsidiaries from securing any obligation with any principal property or shares of capital stock or debt of certain of our subsidiaries without providing that the medium term notes shall be contemporaneously secured equally and ratably except to the extent the amount of the secured obligation, along with the value of permitted sale and lease-back transactions, does not exceed 10% of our total consolidated stockholders’ equity, as defined in the indenture. The indenture also contains prohibitions against sale and lease-back transactions.

8.875% Senior Notes

      The 8.875% senior notes were issued under an indenture, dated as of April 23, 2002. These senior debt securities are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. The indenture does not directly limit the amount of other debt that may be incurred by us or our subsidiaries. Subject to several enumerated exceptions, the indenture prohibits us and our subsidiaries from securing any debt with any property or assets without providing that the 8.875% senior notes shall be secured equally and ratably with the secured debt for so long as the secured debt remains secured except to the extent the amount of the secured debt, along with the value of permitted sale and lease-back transactions, does not exceed 10% of our consolidated net tangible assets, as defined in the indenture. The indenture also contains prohibitions against sale and lease-back transactions.

New Receivables Sale Facility

      In connection with the offering of the outstanding notes, we entered into a new receivables sale facility through one of our subsidiaries, PolyOne Funding Corporation, with Citicorp USA, Inc., as administrative agent and purchaser, and various financial institutions, as purchasers.

      The new receivables sale facility allows us to sell accounts receivable and realize proceeds of up to $225.0 million. However, the maximum amount of proceeds that we may receive is limited to 85% of the amount of eligible domestic accounts receivable. The purchasers will purchase an undivided interest in the designated pool of accounts receivable. We retain servicing responsibilities on these accounts receivable. The new receivables sale facility makes available up to $50.0 million for the issuance of standby letters of credit that will be issued by Citibank, N.A.

Yield and Fees

      The purchasers under our new receivables sale facility are entitled to receive a yield, at our option, at either an alternate base rate or a LIBOR rate, in each case plus an applicable margin. The alternate base rate is a fluctuating rate equal to the highest of (1) Citibank, N.A.’s base rate, (2) a three-month certificate of deposit rate plus 0.5% and (3) the Federal Funds Effective Rate plus 0.5%. The applicable margin is 2.0% for an alternate base rate yield and 3.0% for a LIBOR rate yield for an initial period ending on the first day of the month following the date that we first deliver our audited financial statements for the fiscal year ended December 31, 2003. Thereafter, the applicable margin will be based on the average monthly excess availability under the facility and will vary from 1.750% to 2.250% for an alternate base rate yield and from 2.750% to 3.250% for a LIBOR rate yield.

      Our new receivables sale facility requires us to pay the purchasers a monthly unused commitment fee based on the average monthly excess availability under the facility. The rate of this fee is 0.625% for an initial period ending on the first day of the month following the date that we first deliver our audited financial statements for the fiscal year ended December 31, 2003. Thereafter, the rate of this fee will vary from 0.500% to 0.750% based on the average monthly excess availability under the facility.

      We are also required to pay the purchasers and Citibank, N.A. a letter of credit fee based on the average monthly excess availability under the facility. The rate of the fee payable to the purchasers is 2.75% for an initial period ending on the first day of the month following the date that we first deliver our audited financial statements for the fiscal year ended December 31, 2003. Thereafter, the rate of this fee will vary from 2.50% to 3.00% based on the average monthly excess availability under the facility.

Covenants

      Our new receivables sale facility contains affirmative and negative covenants customary for such financings, including, but not limited to, covenants limiting our ability to:

•	extend, amend or modify the terms of accounts receivable;

•	change our credit and collection policy in respect of accounts receivable;

•	change payment instructions in respect of accounts receivable;

•	sell assets;

•	pay dividends on or purchase or redeem our capital stock;

•	prepay, redeem and repurchase debt;

•	make capital expenditures; and

•	enter into certain types of transactions with affiliates.

Our new receivables sale facility also requires us to meet certain financial tests relating to liquidity and our interest coverage ratio.

Default

      Our new receivables sale facility contains events of default customary for such financings, including, but not limited to:

•	nonpayment of principal, interest or fees;

•	inaccuracies of representations and warranties;

•	violations of covenants;

•	cross-defaults to debt;

•	unsatisfied judgments;

•	events of bankruptcy and insolvency;

•	failure to maintain the accounts receivable pool at a specified level;

•	the occurrence of a change of control; and

•	the occurrence of a material adverse change.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      On May 6, 2003, we sold $300.0 million in principal amount at maturity of the outstanding notes in a private placement through initial purchasers to a limited number of “Qualified Institutional Buyers,” as defined under the Securities Act. In connection with the sale of the outstanding notes, we and the initial purchasers entered into a registration rights agreement, dated as of May 6, 2003. Under that agreement, we must, among other things, use our commercially reasonable efforts to file with the SEC a registration statement under the Securities Act covering the exchange offer and to cause that registration statement to become effective under the Securities Act. Upon the effectiveness of that registration statement, we must also offer each holder of the outstanding notes the opportunity to exchange its outstanding notes for an equal principal amount at maturity of exchange notes. You are a holder with respect to the exchange offer if you are a person in whose name any outstanding notes are registered on our books or any other person who has obtained a properly completed assignment of outstanding notes from the registered holder.

      We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

      In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes under the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act; and

•	you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Resale of the Exchange Notes

      Based on a previous interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991), Warnaco, Inc. (available October 11, 1991), and K-III Communications Corp. (available May 14, 1993), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold, and otherwise transferred by you, except if you are an affiliate of us, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “— Purpose and Effect of the Exchange Offer” apply to you.

      If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretation by the Staff of the SEC as set forth in the Morgan Stanley & Co. Incorporated no-action letter and other similar letters and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If our belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume or indemnify you against this liability.

      The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See

“Plan of Distribution.” In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, we have agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the day the exchange offer expires.

      As of the date of this prospectus, $300.0 million in principal amount at maturity of the outstanding notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the outstanding notes on this date. There will be no fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer; however, holders of the outstanding notes must tender their certificates therefor or cause their outstanding notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.

      The form and terms of the exchange notes will be the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. Following consummation of the exchange offer, all rights under the registration rights agreement accorded to holders of outstanding notes, including the right to receive additional incremental interest on the outstanding notes, to the extent and in the circumstances specified in the registration rights agreement, will terminate.

      We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the related indenture. Any outstanding notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See “— Consequences of Failure to Exchange.”

      We will be deemed to have accepted validly tendered outstanding notes when, as and if we will have given oral or written notice of its acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted outstanding notes will be returned, or, in the case of outstanding notes tendered by book-entry transfer, those unaccepted outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of those outstanding notes promptly after the expiration date of the exchange offer. See “— Procedures for Tendering.”

      Those who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

      The expiration date is 5:00 p.m., New York City time, on July 16, 2003, unless we, in our sole discretion, extend the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended. We may, in our sole discretion, extend the expiration date of the exchange offer or, upon the occurrence of particular events, terminate the exchange offer. The events that would cause us to terminate the exchange offer are set forth under “— Conditions.”

      To extend the exchange offer, we must notify the exchange agent by oral or written notice before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and make a public announcement of the extension.

      We reserve the right:

•	to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” are not satisfied by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner consistent with the registration rights agreement.

      Any delay in acceptances, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of the delay to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that constitutes a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the amendment and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during that extension period.

      Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

      When all the conditions to the exchange offer have been satisfied or waived, we will accept, promptly after the expiration date of the exchange offer, all outstanding notes properly tendered and will issue the exchange notes promptly after the expiration date of the exchange offer. See “— Conditions” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we will have given oral or written notice of our acceptance to the exchange agent.

      In all cases, issuance of the exchange notes for outstanding notes that are accepted for exchange under the exchange offer will be made only after timely receipt by the exchange agent of certificates for those outstanding notes or a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents; provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender of outstanding notes or in the satisfaction of conditions of the exchange offer by holders of the outstanding notes. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, if the holder withdraws any previously tendered outstanding notes, or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder desires to exchange, then the unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be returned promptly after the expiration or termination of the exchange offer, or, in the case of the outstanding notes tendered by book-entry transfer, those unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder.

Conditions

      Without regard to other terms of the exchange offer, we will not be required to exchange any exchange notes for any outstanding notes and may terminate the exchange offer before the acceptance of any outstanding notes for exchange and before the expiration of the exchange offer, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer;

•	the Staff of the SEC proposes, adopts or enacts any law, statute, rule or regulation or issues any interpretation of any existing law, statute, rule or regulation that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•	any governmental approval or approval by holders of the outstanding notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer.

      If we determine that any of these conditions are not satisfied, we may:

•	refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, or, in the case of outstanding notes tendered by book-entry transfer, credit those outstanding notes to an account maintained with The Depository Trust Company;

•	extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders who tendered the outstanding notes to withdraw their outstanding notes; or

•	waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the outstanding notes, if the exchange offer would otherwise expire during this period.

Procedure for Tendering

      To tender in the exchange offer, you must complete, sign and date an original or facsimile letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent before the expiration date of the exchange offer. You may also tender your outstanding notes by means of The Depository Trust Company’s Automatic Tenders Over the Participant Terminal System (“ATOP”), subject to the terms and procedures of that system. If delivery is made through ATOP, you must transmit any agent’s message to the exchange agent account at The Depository Trust Company. The term “agent’s message” means a message, transmitted to The Depository Trust Company and received by the exchange agent and forming a part of a book-entry transfer, that states that The Depository Trust Company has received an express acknowledgement that you agree to be bound by the letter of transmittal and that we may enforce the letter of transmittal against you. In addition:

•	the exchange agent must receive certificates, if any, for the outstanding notes, along with the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the transfer by book-entry of those outstanding notes before the expiration of the exchange offer, if the book-entry procedure is available, into the exchange agent’s account at The Depository Trust Company, as set forth in the procedure for book-entry transfer described below; or

•	you must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” before the expiration of the exchange offer.

      If you tender your outstanding notes and do not withdraw them before the expiration date of the exchange offer, you will be deemed to have an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date of the exchange offer. You should not send your letter of transmittal or outstanding notes to us. You may request your respective broker, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its outstanding notes should contact the registered holder promptly and instruct that registered holder to tender the outstanding notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender its outstanding notes on the owner’s own behalf, that owner must, before completing and executing the letter of transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in that owner’s name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership of outstanding notes may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the related outstanding notes tendered are tendered:

•	by a registered holder who has not completed the box entitled “Special Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, each of the following is deemed an eligible institution:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank;

•	a trust company having an officer or correspondent in the United States; or

•	an eligible guarantor institution as provided by Rule 17Ad-15 of the Exchange Act.

      If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as his, her or its name appears on the outstanding notes.

      If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or bond power, those persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless we waive such requirement.

      We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes, and withdrawal of tendered outstanding notes, in our sole discretion. All of these determinations by us will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of outstanding notes of defects or irregularities with respect to tenders of outstanding notes, neither we, nor the exchange agent, nor any other person will incur any liability for failure to give this notification. Tenders of outstanding notes will not be deemed to have been made until defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of outstanding notes, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer.

      In addition, we reserve the right, in our sole discretion, to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date of the exchange offer or, as set forth above under “— Conditions,” to terminate the exchange offer and, to the extent permitted by applicable law and the terms of our agreements relating to our outstanding debt, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

      If the holder of outstanding notes is a broker-dealer participating in the exchange offer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that broker-dealer will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes and otherwise agree to comply with the procedures described above under “— Resale of the Exchange Notes”; however, by so acknowledging and delivering a prospectus, that broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      In all cases, issuance of exchange notes under the exchange offer will be made only after timely receipt by the exchange agent of certificates for the outstanding notes or a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount of outstanding notes that the holder of the outstanding notes desires to exchange, the unaccepted or portion of non-exchanged outstanding notes will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company pursuant to the book-entry transfer procedures described below, the unaccepted or portion of non-exchanged outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of outstanding notes.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the outstanding notes at The Depository Trust Company for the purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of outstanding notes by causing The Depository Trust Company to transfer the outstanding notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “— Exchange Agent” on or before the expiration date of the exchange offer, unless the holder either (1) complies with the guaranteed delivery procedures described below or (2) sends an agent’s message through ATOP.

Guaranteed Delivery Procedures

      Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration of the exchange offer, the letter of transmittal, together with the certificate(s) representing the outstanding notes in proper form for transfer or a confirmation of book-entry transfer, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer and other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date of the exchange offer.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided, tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

      To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person who deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

•	specify the name in which any outstanding notes are to be registered, if different from the name of the person who deposited the outstanding notes to be withdrawn.

      We will determine all questions as to the validity, form and eligibility of the notices, which determinations will be final and binding on all parties. Any outstanding notes withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to those outstanding notes unless the outstanding notes withdrawn are validly retendered.

      Any outstanding notes that have been tendered but that are not accepted for payment will be returned to the holder of those outstanding notes, or in the case of outstanding notes tendered by book-entry transfer, will be credited to an account maintained with The Depository Trust Company, without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date of the exchange offer.

Termination of Certain Rights

      All rights given to holders of outstanding notes under the registration rights agreement will terminate upon the consummation of the exchange offer except with respect to our duty:

•	to use reasonable best efforts to keep the registration statement continuously effective during the 180-day period following the closing of the exchange offer; and

•	to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for outstanding notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described above under “— Resale of the Exchange Notes.”

Exchange Agent

      The Bank of New York has been appointed exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal, and requests for copies of the notice of guaranteed delivery with respect to the outstanding notes should be addressed to the exchange agent as follows:

By Hand or Overnight Delivery: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, Lobby Window New York, New York 10286 Attention: Mr. Kin Lau	By Registered or Certified Mail: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7E New York, New York 10286 Attention: Mr. Kin Lau

By Facsimile (for Eligible Institutions only): (212) 298-1915

By Telephone (to confirm receipt of facsimile): (212) 815-3750

Fees and Expenses

      We will pay the expenses of soliciting tenders in connection with the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone or in person by our officers and regular employees and by officers and regular employees of our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We, will however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer.

      We estimate that our cash expenses in connection with the exchange offer will be approximately $75,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among others.

      We will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes for exchange notes. The tendering holder of outstanding notes, however, will pay applicable taxes if certificates representing outstanding notes not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered, or:

•	if tendered, the certificates representing outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	if a transfer tax is imposed for any reason other than the exchange of the outstanding notes in the exchange offer.

      If satisfactory evidence of payment of the transfer taxes or exemption from payment of transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder and the exchange notes need not be delivered until the transfer taxes are paid.

Consequences of Failure to Exchange

      Participation in the exchange offer is voluntary. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

      Outstanding notes that are not exchanged for the exchange notes in the exchange offer will not retain any rights under the registration rights agreement and will remain restricted securities for purposes of the federal securities laws. Accordingly, such outstanding notes may not be offered, sold, pledged or otherwise transferred except:

•	to us or any of our subsidiaries;

•	to a “Qualified Institutional Buyer” within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	under an exemption from registration under the Securities Act provided by Rule 144, if available;

•	under an exemption from registration under the Securities Act provided by Rule 904, if available; or

•	under an effective registration statement under the Securities Act,

and in each case, in accordance with all other applicable securities laws and the terms of the indenture governing the outstanding notes.

Accounting Treatment

      For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. The expenses of the exchange offer will be amortized over the remaining term of the exchange notes.

DESCRIPTION OF NOTES

      The outstanding notes were, and the exchange notes will be, issued under an indenture (the “Indenture”) dated as of May 6, 2003 by and between the Company and The Bank of New York, as Trustee (the “Trustee”). All references in this section to “the Notes” include the outstanding notes and the exchange notes, unless the context requires otherwise. The following description is a summary of the specific provisions of the Indenture. It does not include all of the information included in the Indenture and may not include all of the information that you would consider important. This summary is qualified by reference to the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the Indenture, including the definitions of terms therein and those terms made a part of the Indenture by reference to the TIA.

      Definitions of certain terms are set forth under “— Certain Definitions” and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference. For purposes of this section, references to the “Company” include only PolyOne Corporation and not its Subsidiaries.

General

      The Exchange Notes are limited in aggregate principal amount to $300.0 million and will mature on May 15, 2010. Subject to compliance with the covenant described under “— Certain Covenants — Limitation on Debt,” we can issue an unlimited amount of additional Notes (“Additional Notes”) in the future as part of the same series or as an additional series. Any Additional Notes that we issue in the future will be identical in all respects to the Exchange Notes that we are issuing now, except that any Additional Notes issued in the future may have different issuance prices and will have different issuance dates. The Exchange Notes and any Additional Notes that we issue in the future will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase.

      The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as paying agent and registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially will be the Trustee’s corporate trust office. The Company may change any paying agent and registrar without notice to holders of the Notes. The Company will pay principal (and premium, if any) on the Notes at the Trustee’s corporate office in New York, New York. Interest may be paid at the Trustee’s corporate trust office, by check mailed to the registered address of the holders or, at the Company’s option, by wire transfer if instructions therefor are furnished by a holder. Any Notes that remain outstanding after the completion of the exchange offer, together with the Exchange Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture.

      Interest on the Exchange Notes will accrue at a rate of 10 5/8% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2003. We will pay interest to those persons who were holders of record on the May 1 or November 1 immediately preceding each interest payment date.

      Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

      The Debt of the Company evidenced by the Notes will rank senior in right of payment to all Subordinated Obligations of the Company and will rank pari passu in right of payment with all other existing or future unsubordinated Debt of the Company.

Optional Redemption

      Except as set forth in the following paragraph, the Notes will not be redeemable at the option of the Company prior to May 15, 2007. Beginning on that date, the Notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Redemption
Year	Price

2007	105.313%
2008	102.656%
2009 and thereafter	100.000%

      Notwithstanding the foregoing, at any time on or prior to May 15, 2006, the Company may at its option on any one or more occasions redeem Notes (including Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of Notes (including Additional Notes, if any) issued under the Indenture at a redemption price of 110.625% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes (including Additional Notes, if any) issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Selection and Notice

      If fewer than all the Notes issued under the Indenture are to be redeemed at any time, the Trustee, in its sole discretion, will select Notes for redemption on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest stops accruing on Notes or portions of them called for redemption.

Sinking Fund

      There will be no mandatory redemption or sinking fund payments for the Notes.

Repurchase at the Option of Holders Upon a Change of Control

      Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, thereon to the date of purchase (the “Change of Control Payment”) on a date that is not more than 90 days after the occurrence of such Change of Control (the “Change of Control Payment Date”); provided, however, that, notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to a Change of Control Offer in the event that it has mailed the notice to exercise its rights to redeem all of the Notes under “— Optional Redemption” at any time prior to the occurrence of a Change of Control Offer. Within 30 days following any Change of Control, unless the Company has mailed a redemption notice with respect to all outstanding Notes pursuant to “— Optional Redemption,” the Company will mail, or at the Company’s request the Trustee will mail, a notice to each holder offering to repurchase the Notes held by such holder pursuant to the procedures specified in such notice. The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

      On the Change of Control Payment Date, the Company will, to the extent lawful,

•	accept for payment all Notes or portions thereof validly tendered and not withdrawn pursuant to the Change of Control Offer,

•	deposit with the applicable Paying Agent (or, if the Company or any of its Restricted Subsidiaries is acting as the Paying Agent, segregate and hold in trust) an amount equal to the aggregate Change of Control Payments in respect of all Notes or portions thereof so tendered, and

•	deliver or cause to be delivered to the Trustee the Notes so accepted with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

      The Paying Agent will promptly mail or deliver to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

      Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of the Company’s Property. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if the Company disposes of less than all its Property by any of the means described above, the ability of a holder of Notes to require the Company to repurchase the Notes may be uncertain. In such a case, holders of the Notes may not be able to resolve this uncertainty without resorting to legal action.

      There can be no assurance that the Company will have the financial resources to purchase the Notes, particularly if a Change of Control triggers a similar repurchase requirement for, or results in the acceleration of, other Debt. The Senior Credit Facility will provide that certain events constituting a Change of Control could result in the acceleration of the maturity of the Senior Credit Facility. Future Debt of the Company might contain similar provisions. If a Change of Control occurs, the Company could try to refinance the Senior Credit Facility and any such future Debt. Accordingly, the Company might not be able to fulfill its obligation to repurchase any Notes if a Change of Control occurs. See “Risk Factors — Risks Relating to Our Debt, Including the Exchange Notes — We may not have sufficient funds to purchase exchange notes upon a change of control.”

      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the same or higher purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer otherwise required to be made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Certain Covenants

      Limitation on Debt. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Debt (including Acquired Debt), except that the Company or a Subsidiary Guarantor may Incur Debt (including Acquired Debt) if after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, (A) the Consolidated Interest Coverage Ratio would be greater than 2.00 to 1.00 and (B) no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence.

      The foregoing restrictions shall not apply to:

(a) Debt of the Company evidenced by the Offered Notes and the Exchange Notes issued in exchange for the Offered Notes;

(b) Debt of the Company under the Senior Credit Facility, provided that, after giving effect to any such Incurrence, the aggregate principal amount of all Debt Incurred pursuant to this clause (b) and then outstanding shall not exceed the greater of (i) $50.0 million, which amount shall be permanently reduced by the amount of Net Available Cash used to Repay Debt under the Senior Credit Facility, and not subsequently reinvested in Additional Assets or used to purchase Notes or Repay other Debt, pursuant to the covenant described under “— Limitation on Asset Sales,” and (ii) the sum of (A) 50% of the book value of the inventory of the Company and its Restricted Subsidiaries and (B) 85% of the accounts receivable of the Company and its Restricted Subsidiaries, in each case determined on a consolidated basis as of the most recently ended fiscal quarter of the Company for which financial statements of the Company are available;

(c) Debt of the Company or a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

(i) the aggregate principal amount of such Debt does not exceed the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed or leased, and

(ii) the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (c)) does not exceed $25.0 million;

(d) Debt of the Company owing to and held by any Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

(e) Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes, provided that the obligations under such agreements are directly related to payment obligations on Debt otherwise permitted by the terms of this covenant;

(f) Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by the Company or such Restricted Subsidiary in the ordinary course of business and not for speculative purposes;

(g) Debt under Commodity Price Protection Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes;

(h) Debt in connection with (i) one or more standby letters of credit issued by the Company or a Restricted Subsidiary in the ordinary course of business and (ii) other letters of credit, surety, performance, appeal or similar bonds, bankers’ acceptance, completion guarantees or similar instruments issued in the ordinary course of business of the Company or a Restricted Subsidiary, including letters of credit or similar instruments pursuant to self-insurance and workers’ compensation obligations;

(i) Debt of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business or in respect of netting services, overdraft protection and otherwise in connection with deposit accounts; provided that such Debt is extinguished within three Business Days of Incurrence of such Debt;

(j) Debt of the Company or any Restricted Subsidiary arising from agreements for indemnification and purchase price adjustment obligations Incurred or assumed in connection with the Acquisition or disposition of any Property including Capital Stock; provided that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by the Company and any Restricted Subsidiary, including the Fair Market Value of noncash proceeds;

(k) Debt of the Company to the extent the net proceeds thereof are promptly deposited to defease the Notes as described below under “— Defeasance;”

(l) Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of the Company or any of its Restricted Subsidiaries;

(m) the Incurrence of Debt by Foreign Subsidiaries (not including Debt Incurred pursuant to clause (o) below) in an aggregate principal amount outstanding at any one time not to exceed $25.0 million;

(n) Debt consisting of take-or-pay obligations on customary business terms contained in supply agreements entered into in the ordinary course of business;

(o) Debt of the Company or a Restricted Subsidiary outstanding on the Issue Date not otherwise described in clauses (a) through (n) above;

(p) Debt of the Company or any Subsidiary Guarantor (not including Debt under clause (o) above) in an aggregate principal amount outstanding at any one time not to exceed $25.0 million;

(q) the Guarantee by the Company or any Subsidiary Guarantor of Debt of the Company or any Subsidiary Guarantor, so long as in each case such Debt was Incurred pursuant to another provision of this covenant and is otherwise permitted under the Indenture;

(r) the Guarantee by any Restricted Subsidiary that is not a Subsidiary Guarantor of Debt of the Company or any Restricted Subsidiary, so long as in each case such Debt was Incurred pursuant to another provision of this covenant and the requirements of the covenant described under “— Guarantees by Restricted Subsidiaries” are met; and

(s) Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to the first paragraph of this covenant and clauses (a) and (o) above.

Notwithstanding anything to the contrary contained in this covenant,

(a) the Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Debt that is subordinated by its terms to any other Debt of the Company or any Restricted Subsidiary unless such Debt is subordinated by its terms to the Notes to at least the same extent and for so long as it is subordinated to such other Debt;

(b) the Company shall not, and shall not permit any Subsidiary Guarantor of the Notes to, Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Debt shall be subordinated to the Notes or any Guarantee of the Notes by such Subsidiary to at least the same extent as such Subordinated Obligations;

(c) the Company shall not permit any Restricted Subsidiary that is not a guarantor of the Notes to Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Debt of the Company or any Subsidiary which is a guarantor of the Notes; and

(d) (i) accrual of interest, accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Debt and (ii) the payment on Disqualified Stock in the form of additional shares of Disqualified Stock will not be deemed to be an Incurrence of Debt or an issuance of Disqualified Stock, as applicable, for purposes of this covenant.

      For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the categories described in clauses (a) through (s) of the second paragraph of this covenant or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify (or later reclassify, in whole or in part, in its sole discretion) such item of Debt in any manner that complies with this covenant, provided that all outstanding Debt under the Senior Credit Facility at the Issue Date shall be deemed to have been Incurred pursuant to clause (b) of the second paragraph of this covenant.

      Debt permitted by this covenant need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Debt.

      For the purposes of determining any particular amount of Debt under this covenant, Guarantees, Liens, obligations with respect to letters of credit and other obligations supporting Debt otherwise included in the determination of a particular amount will not be included.

      If obligations in respect of letters of credit are Incurred pursuant to the Senior Credit Facility and are being treated as Incurred pursuant to clause (b) of the second paragraph of this covenant and the letters of credit relate to other Debt, then such other Debt shall not be deemed to have been Incurred.

      For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Debt, with respect to any Debt which is denominated in a foreign currency, the dollar-equivalent principal amount of such Debt Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Debt was Incurred, and any such foreign denominated Debt may be Refinanced or subsequently Refinanced in an amount equal to the dollar-equivalent principal amount of such Debt on the date of such Refinancing whether or not such amount is greater or less than the dollar equivalent principal amount of the Debt on the date of initial Incurrence.

      Limitation on Restricted Payments. The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

(a) a Default or Event of Default shall have occurred and be continuing,

(b) the Company could not Incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under “— Limitation on Debt,” or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value at the time of such Restricted Payment) would exceed an amount equal to the sum (without duplication) of:

(i) 50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter for which financial statements are available (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

(ii) 100% of Capital Stock Sale Proceeds, plus

(iii) the sum of:

(A) the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt or Disqualified Stock that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

(B) the aggregate amount by which Debt of the Company or any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any Debt issued or sold on or prior to the Issue Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

(x) any such Debt or Disqualified Stock issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees, and

(y) the aggregate amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange, plus

(iv) an amount equal to the sum of:

(A) the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, Repayments of loans or advances or other transfers of Property or any other disposition or Repayment of such Investment, in each case to the Company or any Restricted Subsidiary from such Person, and

(B) the portion (proportionate to the Company’s equity interest in such Unrestricted Subsidiary) of the Fair Market Value of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment for purposes of clause (c) above) by the Company or any Restricted Subsidiary in such Person.

      Notwithstanding the foregoing limitation, the Company may:

(a) so long as no Default or Event of Default shall have occurred and be continuing (or result therefrom), pay dividends or distributions on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends or distributions could have been paid in compliance with the Indenture; provided, however, that such dividends or distributions shall be included in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(b) purchase, repurchase, redeem, legally defease, acquire or retire for value any (i) Capital Stock of the Company, any Restricted Subsidiary or any joint venture, or (ii) Subordinated Obligations, in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees); provided, however, that

(1) such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant, and

(2) the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from (and shall not have been included in) the calculation of the amount of Restricted Payments pursuant to clause (c)(ii) of the first paragraph of this covenant;

(c) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(d) repurchase, redeem or retire for value any Capital Stock of the Company or any of its Subsidiaries from current or former employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former employees), pursuant to the terms of agreements (including employment agreements, employee stock options or restricted stock agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that:

(1) the aggregate amount of such repurchases shall not exceed $5.0 million in any calendar year; and

(2) at the time of such repurchase, no Default or Event of Default shall have occurred and be continuing (or result therefrom);

provided further, however, that such repurchases shall be included in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(e) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “—Limitation on Asset Sales;” provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(f) purchase or redeem any Subordinated Obligations or Disqualified Stock, to the extent required by the terms of such Debt or such Disqualified Stock, as applicable, following a Change of Control; provided, however, that the Company has made a Change of Control Offer and has purchased all Notes tendered in connection with that Change of Control Offer; provided further, however, that such purchase or redemption shall be included in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(g) make Restricted Payments in an amount not to exceed $25.0 million in the aggregate, provided that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(h) purchase, repurchase, redeem, acquire or retire for value any Capital Stock of the Company upon the exercise of warrants, options or similar rights if such Capital Stock constitutes all or a portion of the exercise price or are surrendered in connection with satisfying any federal or state income tax obligation, including, without limitation, upon a cashless exercise of such warrants, options or other rights; provided, however, that such purchase, repurchase, redemption, acquisition or retirement shall be included in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(i) make cash payments in lieu of the issuance of fractional shares in connection with reverse stock-splits or the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(j) purchase or acquire shares of the Company’s Capital Stock in open-market purchases for matching contributions to any employees of the Company or its Subsidiaries pursuant to any employee stock purchase plan, deferred compensation plans or other benefit plans; provided, however, that such purchase or acquisition shall be excluded in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant;

(k) purchase, repurchase, redeem, acquire or retire for nominal value preferred stock purchase rights issued in connection with any shareholder rights plan that may be adopted by the Company; provided, however, that such purchase, repurchase, redemption, acquisition or retirement shall be included in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant; and

(l) make required payments that are Restricted Payments pursuant to the SunBelt Guarantee and the OxyVinyls Guarantee pursuant to the terms thereof in effect on the Issue Date; provided, however, that any such payments shall be included in the calculation of the amount of Restricted Payments pursuant to clause (c) of the first paragraph of this covenant.

      Limitation on Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur or suffer to exist any Lien (other than any Permitted Lien) on Property now owned or hereafter acquired to secure Debt without making, or causing such Restricted Subsidiary to make, effective provision for securing the Notes (and, if the Company so determines, any other Debt of the Company which is not subordinate to the Notes or of such Restricted Subsidiary) equally and ratably with such Debt as to such Property so long as such Debt is so secured.

      “Permitted Liens” means:

(a) Liens in respect of Debt existing at the Issue Date (other than Liens securing the Senior Credit Facility);

(b) Liens on Property existing at the time of acquisition thereof;

(c) so long as the Company is subject to the Specified Covenants (as defined below under “— Suspension of Applicability of Certain Covenants in Certain Circumstances”), Liens to secure Debt permitted to be Incurred under clause (c) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt,” provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary, other than the Property acquired, constructed or leased with the proceeds of such Debt and any improvements or accessions to such Property;

(d) Liens on Property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary;

(e) Liens on Property of the Company or any Restricted Subsidiary in favor of the United States of America, any state thereof or any instrumentality of either to secure certain payments pursuant to any contract or statute;

(f) Liens to secure Debt Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the Property subject to such Liens, and securing only the Property so purchased, constructed or improved and proceeds thereof;

(g) Liens for taxes or assessments or other governmental charges or levies, Liens imposed by law, such as mechanics’ and materialmen’s Liens, for sums not due or sums being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP, and Liens securing reimbursement obligations with respect to trade letters of credit, bankers’ acceptances and sight drafts Incurred in the ordinary course of business which encumber documents and other Property relating to such trade letters of credit, bankers’ acceptances and sight drafts;

(h) Liens to secure obligations under workers’ compensation laws or similar legislation, including Liens with respect to judgments which are not currently dischargeable;

(i) Liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including Liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceedings for review or for which the time to make an appeal has not yet expired; or final unappealable judgment Liens which are satisfied within 15 days of the date of judgment; or Liens Incurred by the Company or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which the Company or such Restricted Subsidiary is a party;

(j) so long as the Company is subject to all of the Specified Covenants, Liens to secure obligations under the Senior Credit Facility in an amount not to exceed the greater of (A) the amount of obligations permitted to be Incurred pursuant to clause (b) of the second paragraph of “— Limitation on Debt” and for purposes of this clause (j) deeming all of the Debt at any time outstanding under the Senior Credit Facility to have been Incurred under such clause (b) and (B) 10% of Consolidated Net Tangible Assets at the time of such determination;

(k) so long as the Company is subject to all of the Specified Covenants, Liens to secure Debt permitted to be Incurred pursuant to clause (m) of the second paragraph of “— Limitation on Debt” and for purposes of this clause (k) deeming all Debt of Foreign Subsidiaries at any time outstanding to have been Incurred pursuant to clause (m) of the second paragraph of “— Limitation on Debt”;

(l) so long as the Company is subject to all of the Specified Covenants, Liens not otherwise permitted by clauses (a) through (k) securing Debt or other obligations permitted under the Indenture at any time outstanding not to exceed $10.0 million; and

(m) Liens to secure any extension, renewal or Refinancing (or successive extensions, renewals or Refinancings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (a) to (j) so long as such Liens do not extend to any other Property and the Debt so secured is not increased.

      In addition to the foregoing, so long as the Company is not subject to the Specified Covenants, the Company or any Restricted Subsidiary may Incur a Lien to secure Debt or enter into a Sale and Leaseback Transaction (as defined under “— Suspension of Applicability of Certain Covenants in Certain Circumstances — Limitation on Sale and Leaseback Transactions”), without equally and ratably securing the Notes, if after giving pro forma effect to the Incurrence of such Debt (and the receipt and application of proceeds thereof) or the securing of outstanding Debt the sum (without duplication) of (a) the amount of Debt of the Company and its Subsidiaries subject to a Lien (other than Permitted Liens), and (b) the Attributable Value (as defined under “— Suspension of Applicability of Certain Covenants in Certain Circumstances — Limitation on Sale and Leaseback Transactions”) of Sale and Leaseback Transactions entered into under clause (1) of the covenant described under “— Suspension of Applicability of Certain Covenants in Certain Circumstances — Limitation on Sale and Leaseback Transactions” does not exceed 10% of Consolidated Net Tangible Assets of the Company at the time of such determination.

      In addition, if on and after the Issue Date any Capital Markets Debt of the Company or any Subsidiary or the SunBelt Guarantee becomes secured by a Lien, then the Company will cause the Notes to be secured equally and ratably by a Lien on the same Property as such Lien for so long as such Capital Markets Debt or SunBelt Guarantee remains secured.

      Limitation on Asset Sales. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(b) at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash or Temporary Cash Investments; and

(c) the Company delivers an Officers’ Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

      Solely for the purposes of clause (b) above of this “Limitation on Asset Sales” covenant, the following will be deemed to be cash:

(x) the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than contingent liabilities or liabilities that are by their terms subordinated to the Notes or any Guarantee thereof by a Subsidiary) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities, and

(y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such Purchaser to the extent they are converted or monetized by the Company or such Restricted Subsidiary into cash within 90 days of receipt (to the extent of the cash received).

      The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt):

(a) to permanently Repay (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) (i) Bank Obligations, (ii) other Debt outstanding on the Issue Date (other than Debt subordinated by its terms to the Notes) with a Stated Maturity prior to the maturity of the Notes of the Company or (iii) Debt of any Restricted Subsidiary that is not a Subsidiary Guarantor;

(b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary); or

(c) a combination of the Repayments and reinvestments permitted by the foregoing clauses (a) and (b).

      Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Cash or that is not segregated from the general funds of the Company for investment in identified Additional Assets in respect of a project that shall have been commenced, and for which binding contractual commitments have been entered into, prior to the end of such 365-day period and that shall not have been completed or abandoned shall constitute “Excess Proceeds”; provided, however, that the amount of any Net Available Cash that ceases to be so segregated as contemplated above and any Net Available Cash that is segregated in respect of a project that is abandoned or completed shall also constitute “Excess Proceeds” at the time any such Net Available Cash ceases to be so segregated or at the time the relevant project is so abandoned or completed, as applicable; provided further, however, that the amount of any Net Available Cash that continues to be segregated for investment and that is not actually reinvested within 540 days from the date of the receipt of such Net Available Cash shall also constitute “Excess Proceeds”.

      When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer to purchase (the “Asset Sale Offer”) the Notes and other Pari Passu Debt outstanding with similar provisions requiring an offer to purchase such Debt with such proceeds, which offer shall be in the amount of the Allocable Excess Proceeds (as defined below), on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Excess Proceeds remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for purchase in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for any purpose not restricted by the Indenture and the amount of Excess Proceeds will be reset to zero.

      The term “Allocable Excess Proceeds” shall mean the product of:

(a) the Excess Proceeds; and

(b) a fraction;

(1) the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Asset Sale Offer; and

(2) the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Asset Sale Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Asset Sale Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to this covenant and requiring the Company to make an offer to purchase such Debt at substantially the same time as the Asset Sale Offer.

      Within five business days after the Company is obligated to make an Asset Sale Offer as described in the preceding paragraph, the Company shall send a written notice, by first-class mail, to the holders of Notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders to make an informed decision with respect to such Asset Sale Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with any repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

      Limitation on Payment Restrictions Affecting Restricted Subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary;

(b) make any loans or advances to the Company or any other Restricted Subsidiary; or

(c) transfer any of its Property to the Company or any other Restricted Subsidiary.

      The foregoing limitations will not apply:

(1) with respect to clauses (a), (b) and (c), to:

(A) restrictions in effect on the Issue Date, including, without limitation, restrictions pursuant to the Notes, the Indenture and the Senior Credit Facility (including any Exchange Notes and Guarantees of the Notes and Exchange Notes);

(B) restrictions imposed by indentures governing other Pari Passu Debt that the Company Incurs (and, if such Debt is Guaranteed, by the Guarantors of such Debt); provided that the restrictions imposed by such indentures of the type covered by clauses (a), (b) and (c) are no more restrictive taken as a whole than the restrictions imposed by the Indenture;

(C) restrictions relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company;

(D) restrictions existing under or by reason of applicable law, rule, regulation or order;

(E) restrictions on cash or other deposits or net worth imposed by leases or other agreements entered into in the ordinary course of business;

(F) customary provisions in joint venture or similar agreements or other arrangements with minority investors in Restricted Subsidiaries; provided, however, that such encumbrance or restriction is applicable only to such Restricted Subsidiary; and provided, further, that (i) in the case of joint ventures existing on the Issue Date, the encumbrance or restriction is no more onerous than those existing on the Issue Date and (ii) in all other cases, (a) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable agreements and (b) the Company determines that any such encumbrance or restriction will not materially affect the ability of the Company to make any anticipated payments of principal or interest on the Notes;

(G) customary restrictions contained in asset sale agreements, stock sale agreements and other similar agreements limiting the transfer, disposition or distribution of such Property pending the closing of such sale, including any restriction imposed with respect to such Restricted Subsidiary pursuant to an agreement to dispose of all or substantially all the Capital Stock or Property of such Restricted Subsidiary;

(H) customary restrictions imposed on the transfer of copyrighted or patented materials or other intellectual property and customary provisions in agreements that restrict the assignment of such agreements or any rights thereunder; and

(I) restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings or replacements of the contracts, instruments or obligations referred to in clauses (A) through (H) above; provided that the restrictions imposed by such amendments, modifications, restatements, renewals, increases, supplements, refundings or replacements covered by clauses (a), (b) and (c) are no more restrictive taken as a whole than the restrictions imposed by the Indenture or, in the case of the Refinancing of Debt Incurred pursuant to clauses (A) through (C) above, such restriction is no less favorable taken as a whole to the holders of Notes than those under the agreement evidencing the Debt so Refinanced;

(2) with respect to clause (c) only, to restrictions:

(A) relating to Debt that is permitted to be Incurred and secured without also securing the Notes or any Guarantee thereof by a Subsidiary pursuant to the covenants described under “— Limitation on Debt” and “— Limitation on Liens” that limit the right of the debtor to dispose of the Property securing such Debt;

(B) encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as such restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition;

(C) resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder; or

(D) imposed under any Purchase Money Debt or Capital Lease Obligation in the ordinary course of business with respect only to the Property the subject thereof.

      Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of related transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company;

(b) if such Affiliate Transaction involves aggregate payments or value in excess of $10.0 million, the Board of Directors (including at least a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a) of this paragraph as evidenced by a Board Resolution promptly delivered to the Trustee; and

(c) if such Affiliate Transaction involves aggregate payments or value in excess of $25.0 million, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and its Restricted Subsidiaries, taken as a whole.

      Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following Affiliate Transactions:

(a) any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business;

(b) any Restricted Payment permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments” or any Permitted Investment;

(c) the payment of compensation (including awards or grants in cash, securities or other payments) for the personal services of officers and directors of the Company or any of the Restricted Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor;

(d) payments in the ordinary course of business pursuant to employment agreements, collective bargaining agreements, employee benefit plans, or arrangements for officers or directors, including health and life insurance plans, deferred compensation plans, directors’ and officers’ indemnification agreements and retirement or savings plans, stock option, stock ownership and similar plans;

(e) loans and advances to officers and directors (or guarantees of third-party loans to officers or directors) made in the ordinary course of business; provided that such loans and advances do not exceed $2.0 million in the aggregate at any one time outstanding;

(f) the issuance or sale of any Capital Stock (other than Disqualified Capital Stock) of the Company;

(g) any agreement or arrangement as in effect on the Issue Date or any amendment to any such agreement or arrangement (so long as such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby;

(h) transactions with customers, clients, suppliers, marketers, distributors or purchasers or sellers of goods or services, in each case which are in the ordinary course of business and consistent with industry practice and otherwise in compliance with the terms of the Indenture, and which are fair to the Company or its Restricted Subsidiaries, as applicable, in the reasonable determination of the Board of Directors and are on terms not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company; and

(i) sales (including a sale in exchange for a promissory note or Capital Stock of an Accounts Receivable Subsidiary) of Receivables and Related Assets and the provision of billing, collection and other services in connection therewith, in each case to such Accounts Receivable Subsidiary in connection with any Receivables Facility (including the payment of market rate fees and reimbursement of the fees and expenses of such Accounts Receivable Subsidiary relating to the issuance of letters of credit thereunder), and the provision of letter of credit services by an Accounts Receivable Subsidiary in connection with any Receivables Facility.

      Designation of Restricted and Unrestricted Subsidiaries. The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if:

(a) the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary, and

(b) either:

(1) the Subsidiary to be so designated has total assets of $1,000 or less;

(2) an amount equal to the value of the Subsidiary’s Capital Stock held by the Company would be permitted to be made as a Permitted Investment or as a Restricted Payment under the covenant described under “— Limitation on Restricted Payments;” or

(3) such designation is effective immediately upon such entity becoming a Subsidiary of the Company.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company (other than an Accounts Receivable Subsidiary) will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to such classification or if such Person is a Subsidiary of an Unrestricted Subsidiary.

      Except as provided in the first sentence of the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. In addition, neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary); provided that the Company or any Restricted

Subsidiary may pledge Capital Stock or Property of any Unrestricted Subsidiary on a nonrecourse basis as long as the pledgee has no claim whatsoever against the Company or any Restricted Subsidiary other than to obtain that pledged Capital Stock or Property. Upon designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with this covenant, such Restricted Subsidiary shall, by execution and delivery of a supplemental indenture in form satisfactory to the Trustee, be released from any Guarantee of the Notes previously made by such Restricted Subsidiary.

      The Board of Directors may designate any Unrestricted Subsidiary (other than an Accounts Receivable Subsidiary) to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

(x) the Company could Incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under “— Limitation on Debt;” and

(y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

      Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation or redesignation and an Officers’ Certificate that:

(a) certifies that such designation or redesignation complies with the foregoing provisions; and

(b) gives the effective date of such designation or redesignation,

such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of such fiscal year).

      Limitation on Company’s Business. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any business other than Permitted Businesses.

      Guarantees by Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary that is not then a Guarantor of the Notes, directly or indirectly, to Guarantee or secure the payment of any other Debt of the Company or any of its Restricted Subsidiaries unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a full and unconditional Guarantee of the payment of the Notes by such Restricted Subsidiary; provided that this paragraph shall not be applicable to:

(i) any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(ii) any Guarantee arising under or in connection with performance bonds, indemnity bonds, surety bonds and letters of credit or bankers’ acceptances;

(iii) Permitted Liens; or

(iv) to the extent permitted under “— Limitation on Debt,” Guarantees of Debt of a Restricted Subsidiary that is a Foreign Subsidiary by a Restricted Subsidiary that is a Foreign Subsidiary.

If the Guaranteed Debt is subordinated in right of payment to the Notes or any such Guarantee of the Notes, as applicable, pursuant to a written agreement to that effect, the Guarantee of such Guaranteed Debt must be subordinated in right of payment to such Guarantee of the Notes to at least the extent that the Guaranteed Debt is subordinated to the Notes.

      Any such Subsidiary Guarantee will be released upon

(a) the sale of the Capital Stock of the applicable Subsidiary Guarantor in accordance with the terms of the Indenture such that it is no longer a Subsidiary of the Company;

(b) the sale of all or substantially all of the assets of such Subsidiary Guarantor in accordance with the terms of the Indenture;

(c) the release of the Subsidiary Guarantor of liability on the Guarantee the issuance of which caused such Restricted Subsidiary to be required to become a Subsidiary Guarantor; or

(d) the applicable Subsidiary Guarantor’s becoming an Unrestricted Subsidiary in accordance with the terms of the Indenture,

so long as in the case of clause (a), (b), (c) or (d), any Guarantee or security of payment by such Subsidiary Guarantor of Debt of the Company or any of its other Restricted Subsidiaries (other than the Notes or any Subsidiary Guarantee) is fully and unconditionally released prior thereto or simultaneously therewith.

Merger, Consolidation and Sale of Property

      The Company shall not merge or consolidate with or into any other Person or sell, transfer, assign, lease, convey or otherwise dispose of (or permit any Restricted Subsidiary to sell, transfer, assign, lease, convey or otherwise dispose of) all or substantially all of the Company’s Property (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in any one transaction or series of transactions unless:

(a) the Company shall be the Surviving Person in such merger or consolidation, or the Surviving Person (if other than the Company) formed by such merger or consolidation or to which such sale, transfer, assignment, lease, conveyance or other disposition is made shall be an entity organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

(c) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (c) and clauses (d) and (e) below, any Debt that becomes an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(d) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under the first paragraph of the covenant described under “— Certain Covenants — Limitation on Debt;” and

(e) the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, with respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

      The Company shall not permit any Restricted Subsidiary which is Guarantor of the Notes (a “Subsidiary Guarantor”) to merge or consolidate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company or such Subsidiary Guarantor) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a) the Surviving Person (if not such Subsidiary Guarantor) formed by such merger or consolidation or to which such sale, transfer, assignment, lease, conveyance or other disposition is made shall be an entity organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than such Subsidiary Guarantor) expressly assumes, by supplemental indenture providing for a Subsidiary Guarantee in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual performance and observance of all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee;

(c) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (c) and clause (d) below, any Debt that becomes an obligation of the Surviving Person, the Company or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person, the Company or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; and

(d) the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and such Subsidiary Guarantee, if any, with respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

      The foregoing provisions (other than clause (c)) shall not apply to (i) a consolidation or merger of any Subsidiary Guarantor with and into the Company or any other Subsidiary Guarantor, so long as the Company (in the case of any transaction involving the Company) or a Subsidiary Guarantor survives such consolidation or merger, or (ii) any transactions which constitute Asset Sales if the Company has complied with the covenant described under “— Certain Covenants — Limitation on Asset Sales.”

      The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture (or of the Subsidiary Guarantor under the Guarantee of the Notes, as the case may be) but the predecessor Company in the case of:

(a) a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company as an entirety or virtually as an entirety); or

(b) a lease;

shall not be released from any of the obligations or covenants under the Indenture, including with respect to the payment of the Notes.

SEC Reports

      So long as the Notes are outstanding, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will electronically file with the Commission, the annual reports, quarterly reports and other periodic reports that the Company would be required to file with the Commission pursuant to Section 13(a) or 15(d) if the Company were so subject, and such documents will be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which the Company would be required so to file such documents if the Company were so subject, unless, in any case, if such filings are not then permitted by the Commission.

      If such filings with the Commission are not then permitted by the Commission, or such filings are not generally available on the Internet free of charge, the Company will, within 15 days of each Required Filing Date, transmit by mail to holders of the Notes, as their names and addresses appear in the Note register, without cost to such holders, and file with the Trustee copies of the annual reports, quarterly reports and other periodic reports that the Company would be required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were subject to such Section 13(a) or 15(d), and promptly upon written request, supply copies of such documents to any prospective holder or beneficial owner at the Company’s cost.

      In addition, the Company has agreed that, for so long as any Notes remain outstanding and constitute “restricted securities” under Rule 144, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Suspension of Applicability of Certain Covenants in Certain Circumstances

      During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Company and its Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

      (1) “Limitation on Debt”;

      (2) “Limitation on Restricted Payments”;

      (3) “Limitation on Asset Sales”;

      (4) “Limitation on Payment Restrictions Affecting Restricted Subsidiaries”;

      (5) “Limitation on Transactions with Affiliates”;

      (6) “Designation of Restricted and Unrestricted Subsidiaries”;

      (7) “Limitation on Company’s Business”; and

      (8) clause (d) of the first paragraph of “Merger, Consolidation and Sale of Property”

(collectively, the “Specified Covenants”). Upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Asset Sale Proceeds shall be set at zero.

      If, after a Covenant Suspension Event, either of the Rating Agencies withdraws its rating or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings such that both Rating Agencies at such time shall not have assigned to the Notes an Investment Grade Rating or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Specified Covenants and compliance with the Specified Covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of “— Certain Covenants — Limitation on Restricted Payments” above as though such covenant had been in effect during the entire period of time from the Issue Date; provided, however, that there will not be deemed to have occurred a Default or Event of Default with respect to the Specified Covenants during the time that the Company and its Restricted Subsidiaries were not subject to the Specified Covenants (or upon termination of the suspension period or after that time based solely on events that occurred during the suspension period).

      In addition, so long as the Company and the Restricted Subsidiaries are not subject to the Specified Covenants, the following “Limitation on Sale and Leaseback Transactions” covenant shall apply:

      Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any of its Subsidiaries, to enter into any Sale and Leaseback Transaction (except for a period not exceeding 36 months) unless (1) the Company or such Subsidiary would be entitled to Incur a Lien to secure Debt in an amount equal to the Attributable Value of the Sale and Leaseback Transaction in accordance with the “— Certain Covenants — Limitation on Liens” covenant above, without equally and ratably securing the Notes; or (2) the Company or the Subsidiary applies or commits to apply within 120 days an amount equal to the net proceeds of the Property sold pursuant to the Sale and Leaseback Transaction to the redemption of the Notes or to the redemption or Repayment of Company Debt which is pari passu to the Notes.

      So long as the Company is not subject to the Specified Covenants, the following definitions apply with respect to the immediately foregoing covenant and, to the extent used therein, in the third paragraph under “— Certain Covenants — Limitation on Liens”:

      “Attributable Value” means, as to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with GAAP, discounted from such initial term date to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with a like term in accordance with GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the lesser of: (1) the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges and (2) in the case of any lease which is terminable by the lessee upon the payment of a penalty, the net amount calculated pursuant to (1) but adjusted to also include the amount of such penalty and to exclude any rent which would otherwise be required to be paid under such lease subsequent to the first date upon which it may be so terminated.

      “Capital Lease Obligations” of any Person means the obligations to pay rent or other amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal Property of such Person which are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP, and the amount of such obligations shall be the capitalized amount thereof in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

      “Sale and Leaseback Transaction” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor (or pool thereof) or to which lender or investor (or pool thereof) is a party, providing for the leasing by such Person or any of its Subsidiaries of any Property or asset of such Person or any of its Subsidiaries which has been or is being sold or transferred by such Person or such Subsidiary more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Property or asset.

Events of Default

      Each of the following constitutes an “Event of Default” with respect to the Notes:

(1) failure to make the payment of any interest or Additional Interest, if any, on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(2) failure to make the payment of any principal of, or premium, if any, on, any of the Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3) failure to comply with the covenant described under “— Merger, Consolidation and Sale of Property;”

(4) failure to comply with any other covenant or agreement in the Notes or in the Indenture (other than a failure that is the subject of the foregoing clauses (1), (2) or (3)) and such failure continues for 30 days after written notice is given to the Company as provided below;

(5) the occurrence of a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt by the Company or any of its Restricted Subsidiaries (or any Debt Guaranteed by the Company or any of its Restricted Subsidiaries if the Company or a Restricted Subsidiary does not perform its payment obligations under such Guarantee within any grace period provided for in the documentation governing such Guarantee), whether such Debt or Guarantee exists on the Issue Date or is thereafter created, which default (a) constitutes a Payment Default or (b) results in the acceleration of such Debt prior to its Stated Maturity, and in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or that has been so accelerated, aggregates $25.0 million or more without such Debt or Guarantee having been discharged or such acceleration having been rescinded or annulled, as applicable, within a period of ten days of the date of such Payment Default or acceleration, as applicable;

(6) any final judgment or judgments for the payment of money in an unsecured aggregate amount (net of any amounts covered by insurance where coverage has not been disclaimed or denied) in excess of $25.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Restricted Subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect after such judgment becomes non-appealable;

(7) the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary insolvency proceeding;

(B) consents to the entry of an order for relief against it in an involuntary insolvency proceeding;

(C) consents to the appointment of a Custodian of it or for any substantial part of its Property; or

(D) makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency; provided, however, that the liquidation of any Significant Subsidiary into another Restricted Subsidiary or the Company other than as part of a credit reorganization, shall not constitute an Event of Default under this clause (7);

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company or any Significant Subsidiary or for any substantial part of its Property;

(B) appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its Property;

(C) orders the winding up or liquidation of the Company or any Significant Subsidiary; or

(D) grants any similar relief under any foreign laws;

and in each such case the order or decree remains unstayed and in effect for 90 days; and

(9) (a) any Guarantee by a Significant Subsidiary of the Notes ceases to be in full force and effect (other than in accordance with the terms of such Guarantee or the Indenture) or (b) any such Significant Subsidiary Guarantor denies or disaffirms its obligations under its Guarantee.

      A Default under clause (4) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

      The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice or the lapse of time or both would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

      If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company specified in clause (7) or (8) above) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default under either clause (7) or (8) with respect to the Company shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

      Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

      No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a) such holder has previously given to the Trustee written notice of a continuing Event of Default;

(b) the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

(c) the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest and Additional Interest, if any, on, such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

      Subject to certain exceptions, the Indenture may be amended with the consent of the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium, interest or Additional Interest, if any, and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note) with the consent of the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment or waiver may, among other things:

(1) reduce the principal amount of Notes whose holders must consent to an amendment or waiver;

(2) reduce the rate of or extend the time for payment of interest and Additional Interest, if any, on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) make any Note payable in money other than that stated in the Note;

(5) impair the right of any holder of the Notes to receive payment of principal of, premium, if any, and interest and Additional Interest, if any, on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(6) subordinate the Notes to any other obligation of the Company;

(7) release any security interest that may have been granted in favor of the holders of the Notes other than pursuant to the terms of such security interest;

(8) reduce the premium payable upon the redemption of any Note nor change the time at which any Note may be redeemed, as described under “— Optional Redemption” above;

(9) reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer;

(10) at any time after the Company is obligated to make an Asset Sale Offer with the Excess Proceeds from Asset Sales, change the time at which such Asset Sale Offer must be made or at which the Notes must be repurchased pursuant thereto;

(11) make any change to the Indenture or the Notes that would result in the Company being required to make any withholding or deduction from payments made under or with respect to the Notes;

(12) make any change in the amendment provisions or the waiver provisions which require the consent of each holder; or

(13) release any Subsidiary from its obligations under its Guarantee of the Notes or the Indenture other than pursuant to terms of the Indenture relating to the release of Guarantors of the Notes.

      Without the consent of any holder of the Notes, the Company and the Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a Surviving Person of the obligations of the Company under the Indenture;

(3) evidence the assumption by a Surviving Person of the obligations of the Company to the holders of Notes and covenants for the protection of the holders of Notes;

(4) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(5) provide for any Guarantee with respect to the Notes or to release any Guarantees of the Notes as provided or permitted by the terms of the Indenture;

(6) make any change that does not adversely affect the rights of any holder of the Notes;

(7) provide for the issuance of Additional Notes in accordance with the Indenture;

(8) comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA or other applicable trust indenture legislation;

(9) add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred in the Indenture upon the Company; and

(10) modify or amend the Indenture to permit the qualification of indenture supplements thereto.

      The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. After an amendment, supplement or waiver becomes effective, the Company is required to mail to each registered holder of the Notes at such holder’s address appearing in the Note register a notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment, supplement or waiver.

Defeasance

      The Company at any time may terminate all its and any Subsidiary Guarantor’s obligations under the Notes, any Guarantee of the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations, to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes, and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate:

(1) its and any Subsidiary Guarantor’s obligations under the covenants described under “— Repurchase at the Option of Holders Upon a Change of Control” and “— Certain Covenants”;

(2) the operation of clause (5) or (6), clause (7) or (8) solely with respect to Significant Subsidiaries and clause (9) described under “— Events of Default” above; and

(3) the limitations contained in the second paragraph of, and in clauses (c) and (d) in the first paragraph of, “— Merger, Consolidation and Sale of Property” above (collectively, “covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

      If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants listed under clause (1) of the first paragraph under “— Defeasance”), (5), (6), (7) or (8) (with respect only to Significant Subsidiaries in the case of clauses (7) and (8) under “— Events of Default” above or because of the failure of the Company to comply with clause (c) or (d) under the first paragraph of “— Merger, Consolidation and Sale of Property” above. If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all its obligations under its Guarantee of the Notes.

      The legal defeasance option or the covenant defeasance option may be exercised only if:

(a) the Company deposits, or causes to be deposited, irrevocably in trust with the Trustee cash or U.S. Government Obligations, or any combination thereof, for the payment of principal, premium, if any, and interest and Additional Interest, if any, on the Notes to maturity or redemption, as the case may be;

(b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal, premium, if any, and interest and Additional Interest, if any, when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be;

(c) 91 days pass after the deposit is made and during the 91-day period no Default described in clause (7) or (8) under “— Events of Default” occurs and is continuing at the end of the period with respect to the Company or any other Person making such deposit;

(d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e) such deposit does not constitute a default under any other material agreement or instrument binding on the Company;

(f) in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

(1) the Company has received from the Internal Revenue Service a private letter ruling, or

(2) since the date of the Indenture there has been a change in any applicable U.S. federal income tax law,

to the effect, in either case, that, and based thereon, such Opinion of Counsel shall confirm that, holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(g) in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(h) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect, except as to surviving rights of registration of transfer or exchange of the Notes, as to all Notes issued hereunder, when:

(a) either:

(i) all Notes that have been previously authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has previously been deposited in trust or segregated and held in trust by the Company and is thereafter repaid to the Company or discharged from the trust) have been delivered to the Trustee for cancellation; or

(ii) all Notes that have not been previously delivered to the Trustee for cancellation (A) have become due and payable or (B) will become due and payable at their maturity within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of a notice of redemption by the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Debt on the Notes not previously delivered to the Trustee for cancellation for principal, premium, if any, and interest and Additional Interest, if any, on the Notes to the date of deposit, in the case of Notes that have become due and payable, or to the Stated Maturity or redemption date, as the case may be;

(b) the Company has paid or caused to be paid all other sums payable by it under the Indenture; and

(c) the Company delivers to the Trustee an Officers’ Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied.

Governing Law

      The Indenture and the Notes will be governed by the internal laws of the State of New York without reference to principles of conflicts of law.

Concerning the Trustee

      The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain Property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The holders of not less than a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will not be under any obligation to exercise any rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

No Personal Liability of Directors, Officers, Affiliates, Employees and Stockholders

      No director, officer, employee, incorporator, Affiliate or holder of Capital Stock of the Company will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of Notes, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

      “Accounts Receivable Subsidiary” means a Wholly Owned Subsidiary that is formed solely for the purpose of, and that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors (as provided below) as an Accounts Receivable Subsidiary and:

(a) no portion of the Debt or any other obligations (contingent or otherwise) of which:

(1) is guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees (other than the principal of, and interest on, Debt) pursuant to Standard Securitization Undertakings);

(2) is recourse to or obligates the Company or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or

(3) subjects any Property of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

(c) to which neither the Company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results other than pursuant to Standard Securitization Undertakings.

      Any designation of a Subsidiary as an Accounts Receivable Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture; provided that no such filing shall be required to give effect to the designation of PolyOne Funding Corporation as an Accounts Receivable Subsidiary.

      “Acquired Debt” means, with respect to any specified Person, (i) Debt of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Debt Incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Debt secured by a Lien encumbering any asset acquired by such specified Person.

      “Additional Assets” means:

(a) any Property (other than cash, Temporary Cash Investments, securities and Capital Stock) to be owned by the Company or any Restricted Subsidiary and used or useful in a Permitted Business;

(b) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; or

(c) Capital Stock of a Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (b) and (c), such Restricted Subsidiary is primarily engaged in a Permitted Business.

      “Additional Interest” has the meaning attributable to the term “Liquidated Damages” under the registration rights agreement, dated as of May 6, 2003, among the Company and the initial purchasers of the outstanding notes.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms “controlling” and “controlled” have meanings correlative to the foregoing.

      “Asset Sale” means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any Restricted Subsidiary); or

(b) any other Property of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

other than, in the case of clause (a) or (b) above,

(1) any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under “— Certain Covenants — Limitation on Restricted Payments”;

(3) any disposition effected in compliance with the first paragraph of the covenant described under “— Merger, Consolidation and Sale of Property”;

(4) any disposition or series of related dispositions of Property with an aggregate Fair Market Value and for net proceeds of less than $10.0 million;

(5) sales, transfers or other distributions of Property, including Capital Stock of Restricted Subsidiaries, for consideration at least equal to the Fair Market Value of the Property sold or disposed of, but only if the consideration received consists of Capital Stock of a Person that becomes a Restricted Subsidiary engaged in, or Property (other than cash, except to the extent used as a bona fide means of equalizing the value of the Property involved in the swap transaction) of a nature or type that are used in, a business having Property of a nature or type, or engaged in a business similar or related to the nature or type of the Property, or businesses of, the Company and its Restricted Subsidiaries existing on the date of such sale or other disposition;

(6) the creation of any Lien;

(7) any disposition of Property pursuant to a foreclosure;

(8) any disposition of cash or Temporary Cash Investments;

(9) any disposition of Capital Stock or Property of an Unrestricted Subsidiary;

(10) grants of licenses to use the Company’s or any Restricted Subsidiary’s patents, trade secrets, know-how and technology entered into in the ordinary course of business to the extent that such licenses do not prohibit the licensor from using the patent, trade secrets, know-how or technology;

(11) the sale or discount, in each case without recourse, of receivables arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

(12) any disposition (including a disposition in exchange for a promissory note or Capital Stock in such Accounts Receivable Subsidiary) of Receivables and Related Assets to an Accounts Receivable Subsidiary in connection with any Receivables Facility; and

(13) any release of any intangible claims or rights in connection with a lawsuit, dispute or other controversy.

      “Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a) the sum of the product of (i) the number of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by (ii) the amount of such payment by

(b) the sum of all such payments.

      “Bank Obligations” means, without duplication, the Obligations of the Company under the Senior Credit Facility and Hedging Obligations in respect of the Senior Credit Facility.

      “Bankruptcy Law” means Title 11, United States Code, or any similar U.S. federal or state law.

      “Board of Directors” means the board of directors of the Company.

      “Business Day” means each day that is not a Saturday, Sunday or a day on which commercial banks are authorized or required by law to close in New York City.

      “Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of “— Certain Covenants — Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

      “Capital Markets Debt” means any Debt that is a security (other than syndicated commercial loans) that is eligible for resale in the United States pursuant to Rule 144A under the Securities Act or outside the United States pursuant to Regulation S of the Securities Act or a security (other than syndicated commercial loans) that is sold or subject to resale pursuant to a registration statement under the Securities Act. As of the Issue Date, the Company’s Capital Markets Debt includes its 6.875% Debentures, issued under the indenture dated as of December 1, 1995, among NBD Bank, as trustee, and The Geon Company, 7.5% Debentures, issued under the indenture dated as of December 1, 1995, among NBD Bank, as trustee, and The Geon Company, 9.35% Senior Notes, issued under the indenture dated as of September 15, 1991, among Ameritrust Company National Association, as trustee, and M.A. Hanna Company, 8.875% Senior Notes, issued under the indenture dated as of April 23, 2002 among The Bank of New York, as trustee, and the Company, and medium term notes, issued under the indenture dated as of November 9, 1996, among NBD Bank, as trustee, and M.A. Hanna Company.

      “Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

      “Capital Stock Sale Proceeds” means the aggregate cash proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Restricted Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock), including upon the exercise of warrants, options or other rights, or warrants, options or other rights to purchase its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of all Voting Stock of the Company;

(2) Continuing Directors shall cease to constitute at least a majority of the directors constituting the Board of Directors;

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act);

(4) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Capital Stock of the Company is converted into or exchanged for cash, securities or other Property, other than any such transaction where the Capital Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged from Capital Stock (other than Disqualified Stock) of the surviving or transferee Person representing at least a majority of the voting power of all Capital Stock of such surviving or transferee Person immediately after giving effect to such issuance; or

(5) the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Commission” means the U.S. Securities and Exchange Commission.

      “Commodity Price Protection Agreement” means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

      “Consolidated Interest Coverage Ratio” means, as of any date of determination, the ratio of:

(a) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ending prior to such determination date to

(b) Consolidated Interest Expense for such four fiscal quarters;

      provided, however, that:

      (1) if

(A) since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt; or

(B) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence or Repayment of Debt;

Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such period, provided that, in the event of any such Repayment of Debt, EBITDA for such period shall be calculated on a pro forma basis as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

      (2) if

(A) since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business;

(B) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Asset Sale, Investment or acquisition which constitutes all or substantially all of an operating unit of a business; or

(C) since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition which constitutes all or substantially all of an operating unit of a business;

then EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

      If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

      “Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries,

(a) interest expense attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations;

(b) amortization of debt discount and debt issuance cost, including commitment fees;

(c) capitalized interest;

(d) non-cash interest expense;

(e) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(f) net costs associated with Hedging Obligations (including amortization of fees);

(g) Disqualified Stock Dividends (other than to the extent paid in Capital Stock (other than Disqualified Stock));

(h) Preferred Stock Dividends (other than to the extent paid in Capital Stock (other than Disqualified Stock));

(i) interest accruing on any Debt of any other Person to the extent such Debt is Guaranteed by the Company or any Restricted Subsidiary; and

(j) without duplication, commissions, discounts, yield and other fees and charges Incurred or paid in connection with any Receivables Facility that are payable by the Company to any Person other than the Company and its Restricted Subsidiaries.

      “Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries calculated by including (1) the equity of the Company and its consolidated Restricted Subsidiaries in the net income of any Person that is not a Restricted Subsidiary for such period only up to the aggregate amount of cash distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (a) below), and (2) the pro rata share of the Company and its consolidated Restricted Subsidiaries in the net loss of any such Person other than an Unrestricted Subsidiary for such period; provided, however, that there shall not be included in such Consolidated Net Income:

(a) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that:

(1) subject to the exclusion contained in clause (d) below, the equity of the Company and its consolidated Restricted Subsidiaries in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause); and

(2) the pro rata share of the Company and its consolidated Restricted Subsidiaries of a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(b) any gain or loss realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business;

(c) any after-tax items classified as extraordinary gain or loss;

(d) the cumulative effect of a change in accounting principles; and

(e) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary,

provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock).

Notwithstanding the foregoing, for purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of Property from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(iv) thereof.

      “Consolidated Net Tangible Assets” of a Person and its Subsidiaries means the sum of the Tangible Assets of such Person and its Subsidiaries after deducting all current liabilities and eliminating intercompany items, all determined in accordance with GAAP, including appropriate deductions for any minority interest in Tangible Assets of such Subsidiaries after deducting all current liabilities of such Subsidiaries as determined in accordance with GAAP.

      “Continuing Director” means, during any period of two consecutive years after the Issue Date, any Person who:

(i) at the beginning of any two-year period was a member of the Board of Directors on the Issue Date; or

(ii) was nominated for election or elected to the Board of Directors with the affirmative vote of at least a majority of the directors then still in office who were either members of the Board of Directors at the beginning of such period or whose nomination for election was previously so approved, including new members of the Board of Directors designated in or provided for in an agreement approved by at least a majority of such members.

      “Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, currency option, synthetic cap or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

      “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

      “Debt” means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and premium (if any) in respect of:

(1) debt of such Person for money borrowed; and

(2) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b) all Capital Lease Obligations of such Person;

(c) all obligations of such Person representing the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(e) the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (measured, in each case, at the greater of its voluntary or involuntary maximum fixed repurchase price or liquidation value but excluding, in each case, any accrued dividends);

(f) all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g) all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property and the amount of the obligation so secured; and

(h) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt outstanding as of any date shall be (i) the accreted value thereof, in the case of any Debt that does not require current payments of interest and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Debt, provided that the amount of Debt represented by a Hedging Obligation shall be equal to:

(1) zero if such Hedging Obligation has been Incurred pursuant to clause (e), (f) or (g) of the second paragraph of “— Certain Covenants — Limitation on Debt”; or

(2) the amount of such Hedging Obligation as determined in accordance with GAAP if not Incurred pursuant to such clauses.

      Notwithstanding the foregoing, Debt shall not include (a) any endorsements for collection or deposits in the ordinary course of business, (b) any realization of a Permitted Lien, and (c) Debt that has been defeased or satisfied in accordance with the terms of the documents governing such Debt. With respect to any Debt denominated in a foreign currency, for purposes of determining compliance with the Incurrence of such Debt under the covenant described under “— Certain Covenants — Limitation on Debt,” the amount of such Debt shall be calculated based on the currency exchange rate in effect at the end of the period for the most recent audited financial statements.

      For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Debt will be required to be determined pursuant to the Indenture at its Fair Market Value if such price is based upon, or measured by, the fair market value of such Disqualified Stock; provided, however, that if such Disqualified Stock is not then permitted in accordance with the terms of such Disqualified Stock to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(b) is or may become redeemable or repurchasable at the option of the holder thereof, in whole or in part; or

(c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock;

on or prior to, in the case of clause (a), (b) or (c), the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a Change of Control occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock are no more favorable to the holders of such Capital Stock than the provisions of the Indenture with respect to a Change of Control and such Capital Stock specifically provides that the Company will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company’s completing a Change of Control Offer.

      “Disqualified Stock Dividends” means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

      “Distributable Joint Venture Cash Flow” means, for any period, (i) the excess of the cash amount distributed to the Company or a Restricted Subsidiary during such period by any Person that is not a Restricted Subsidiary to the extent such cash amount was not included in Consolidated Net Income pursuant to the first paragraph of the definition of “Consolidated Net Income” minus (ii) the aggregate amount of all Investments made by the Company or any of its Restricted Subsidiaries in such Person during such period.

      “EBITDA” means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

(a) the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period:

(1) the provision for taxes based on income or profits or utilized in computing net loss;

(2) Consolidated Interest Expense;

(3) depreciation;

(4) amortization of intangibles; and

(5) any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

(b) all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period); and

(c) Distributable Joint Venture Cash Flow.

Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

      “Equity Offering” means an offering of Capital Stock of the Company (other than Disqualified Stock) that generates gross proceeds to the Company of at least $25.0 million.

      “Event of Default” has the meaning set forth under “— Events of Default.”

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Exchange Notes” means the Notes issued as evidence of the same continuing Debt of the Company under, and in exchange for, the outstanding notes pursuant to the terms of the registration rights agreement, dated as of May 6, 2003, among the Company and the initial purchasers of the outstanding notes.

      “Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s-length free market transaction between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, if such Property has a Fair Market Value in excess of $25.0 million, by a majority of the Board of Directors and evidenced by a Board Resolution, dated within 30 days of the relevant transaction, delivered to the Trustee.

      “Foreign Subsidiary” means a Subsidiary incorporated or otherwise organized or existing under the laws of a jurisdiction other than the United States of America, any state thereof or any territory or possession of the United States of America.

      “GAAP” means generally accepted accounting principles in the United States of America, which are in effect on the Issue Date.

      “Guarantee” means any obligation, contingent or otherwise, of any Person guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person; or

(b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include:

(1) endorsements for collection or deposit in the ordinary course of business, or

(2) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (a) or (b) of the definition of “Permitted Investment.”

The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

      “Hedging Obligation” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

      “Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and provided further, however, that solely for purposes of determining compliance with the covenant described under “— Certain Covenants — Limitation on Debt,” amortization of debt discount shall not be deemed to be the Incurrence of Debt.

      “Independent Financial Advisor” means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate of the Company.

      “Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate option agreement, interest rate future agreement or other similar agreement designed to protect against fluctuations in interest rates.

      “Investment” by any Person means any direct or indirect loan (other than advances and extensions of credit and receivables in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and “— Designation of Restricted and Unrestricted Subsidiaries” and the definitions of “Restricted Payment” and “Unrestricted Subsidiary,” the term “Investment” shall include the portion

(proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary (proportionate to the Company’s equity interest in such Unrestricted Subsidiary) of an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

      “Investment Grade Rating” means a rating of both Baa3 or higher (or the equivalent) by Moody’s and BBB- or higher (or the equivalent) by S&P.

      “Issue Date” means the date on which the Offered Notes are initially issued.

      “Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (other than liens created in connection with a Receivables Facility), charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

      “Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

      “Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the portion of any such deferred payment constituting interest and any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a) all legal, title and recording tax expenses, transfer taxes, commissions and other fees and expenses Incurred (including, without limitation, brokerage commissions and accounting, legal and investment banking expenses, fees and sales commissions), and all U.S. federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(b) all payments made on or in respect of any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale;

(d) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and

(e) payments of unassumed liabilities (not constituting Debt) relating to the Property sold at the time of, or within 30 days after, the date of such sale.

      “Notes” means any 10 5/8% unsecured senior notes issued by the Company under the Indenture dated May 6, 2003.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt and in all cases whether direct or indirect, absolute or contingent, now outstanding or hereafter created, assumed or Incurred and including, without limitation, interest accruing subsequent to the filing of a petition in bankruptcy or the commencement of any insolvency, reorganization or similar proceedings at the rate provided in the relevant documentation, whether or not an allowed claim, and any obligation to redeem or defease any of the foregoing.

      “Officer” means the Chief Executive Officer, the Chief Operating Officer, the President, the Chief Financial Officer, the Chief Legal Officer, the Treasurer, the Controller or the Secretary or the Assistant Secretary of the Company.

      “Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer, principal financial officer, treasurer or controller of the Company, and delivered to the Trustee.

      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

      “OxyVinyls Guarantee” means the Guarantee by the Company of obligations up to $42.3 million in respect of borrowings by Oxy Vinyls, LP from Occidental Petroleum Corporation pursuant to the Guaranty and Reimbursement Agreement, dated as of April 30, 1999 among The Geon Company and Occidental Petroleum Corporation, as in effect on the Issue Date, which agreement may be terminated upon the attainment of cumulative EBITDA of $636.0 million by Oxy Vinyls, LP.

      “Pari Passu Debt” means any Debt of the Company or a Subsidiary Guarantor that is not subordinated to the Notes or such Subsidiary Guarantor’s Guarantee of the Notes, as the case may be.

      “Payment Default” means, with respect to any Debt, a failure to pay the principal of such Debt at its Stated Maturity after giving effect to any applicable grace period provided in the instrument(s) governing such Debt.

      “Permitted Business” means the business of developing, manufacturing and/or selling, and providing research and development, marketing and/or services and support for, chemical-based and formulated products and related organic and inorganic materials and any business reasonably related, incidental, complementary or ancillary thereto.

      “Permitted Investment” means any Investment by the Company or a Restricted Subsidiary in:

(a) the Company or any Restricted Subsidiary (including any non-wholly owned Restricted Subsidiary) or any Person that will, upon the making of such Investment, become a Restricted Subsidiary, provided that the primary business of such Restricted Subsidiary is a Permitted Business;

(b) any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary;

(c) cash and Temporary Cash Investments;

(d) receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business;

(e) payroll, travel, commission and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f) loans and advances to employees, officers or directors made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $3.0 million at any one time outstanding;

(g) loans or advances to customers or suppliers in the ordinary course of business;

(h) stock, obligations or other securities received in settlement or good faith compromises of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments;

(i) any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “— Certain Covenants — Limitation on Asset Sales;”

(j) prepaid expenses, negotiable instruments held for collection, lease, utility, workers’ compensation, performance and other similar deposits provided to third parties in the ordinary course of business;

(k) any assets or Capital Stock of any Person made out of the net cash proceeds of the substantially concurrent sale of Capital Stock of the Company (other than Disqualified Stock);

(l) Interest Rate Agreements, Currency Exchange Protection Agreements and Commodity Price Protection Agreements, in each case to the extent such obligations Incurred thereunder may be Incurred pursuant to the second paragraph of “— Certain Covenants — Limitation on Debt”;

(m) existence on the Issue Date and any extensions or replacements thereof on terms no less favorable and in an amount no greater than exist on the Issue Date;

(n) an Accounts Receivable Subsidiary that is reasonably necessary or reasonably advisable to effect a Receivables Facility, including, without limitation, the payment of Receivables Fees;

(o) any Person to the extent that the consideration for such Investment consists of Capital Stock (other than Disqualified Stock) of the Company; and

(p) other Investments made for Fair Market Value that do not exceed $25.0 million in the aggregate outstanding at any one time and any return on which shall not have been included in the calculation of the amount of Restricted Payments under clause (c)(iv)(A) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments.”

      “Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a) such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced; and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing;

(b) the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced;

(c) the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced; and

(d) the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

provided, however, that Permitted Refinancing Debt shall not include:

(1) Debt of a Subsidiary that is not a Subsidiary Guarantor that Refinances Debt of the Company or a Subsidiary Guarantor; or

(2) Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

      “Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

      “Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

      “Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

      “pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act.

      “Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

      “Purchase Money Debt” means Debt:

(a) consisting of the deferred purchase price of Property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed, and

(b) Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however, that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Property by the Company or such Restricted Subsidiary.

      “Rating Agencies” means Moody’s and S&P.

      “Receivables and Related Assets” means any accounts receivable (whether now existing or arising thereafter) of the Company or any Restricted Subsidiary, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and contract rights and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with receivables financing facilities or arrangements.

      “Receivables Facility” means one or more receivables financing facilities or arrangements, as amended or modified from time to time, pursuant to which the Company or any Restricted Subsidiary sells (including a sale in exchange for a promissory note or Capital Stock of an Accounts Receivable Subsidiary) its accounts receivable to an Accounts Receivable Subsidiary.

      “Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not the Company or a Restricted Subsidiary in connection with, any Receivables Facility.

      “Refinance” means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenant described under “— Certain Covenants — Limitation on Asset Sales” and the definition of “Consolidated Interest Coverage Ratio”, Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

      “Restricted Payment” means:

(a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company, and except for pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders;

(b) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary) or any securities exchangeable for or convertible into any such Capital Stock, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of the Company that is not Disqualified Stock);

(c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); or

(d) any Investment (other than Permitted Investments) in any Person.

      “Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

      “S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

      “Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such Property to another Person and the Company or a Restricted Subsidiary leases it from such Person other than leases between the Company and a Wholly Owned Restricted Subsidiary or between Wholly Owned Restricted Subsidiaries.

      “Securities Act” means the Securities Act of 1933, as amended.

      “Senior Credit Facility” means the Debt represented by the Three-Year Credit Agreement, to be entered into on or before the Issue Date, among the Company, the lenders party thereto and Citicorp USA, Inc., as administrative agent, including any notes, guarantees, collateral and security documents (including mortgages, pledge agreements and other security arrangements), instruments and agreements executed in connection therewith, and in each case as amended or refinanced from time to time, including any agreement or agreements extending the maturity of, or refinancing (including increasing the amount of borrowings or other Debt outstanding or available to be borrowed thereunder), all or any portion of the Debt under such agreement, and any successor or replacement agreement or agreements with the same or any other agent, creditor, lender or group of creditors or lenders.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

      “Standard Securitization Undertakings” means (a) for the purposes of the Receivables Facility to be entered into on or before the Issue Date, the representations, warranties, covenants and indemnities contained in the documentation related thereto, and (b) for all other purposes, representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary that are reasonably customary in receivables financing facilities, including, without limitation, servicing of the obligations thereunder.

      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

      “Subordinated Obligation” means any Debt of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

      “Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock or other interests (including partnership interests) is at the time owned or controlled, directly or indirectly, by:

(a) such Person;

(b) such Person and one or more Subsidiaries of such Person; or

(c) one or more Subsidiaries of such Person;

provided, however, that notwithstanding the foregoing, such entity is not a Subsidiary of such Person if (i) such entity’s financial results are not consolidated with the financial results of such Person in accordance with GAAP and (ii) any other Person (or such other Person and one or more of such other Person’s Subsidiaries, or one or more of such other Person’s Subsidiaries) has to power to control by contract or otherwise the board of directors or equivalent governing body of, or otherwise controls, such entity.

      “SunBelt Guarantee” means the Guarantee by the Company of obligations under the Guaranteed Secured Senior Notes due 2017, Series G of SunBelt Chlor Alkali Partnership pursuant to a Guarantee dated December 22, 1997 by the Company, as in effect on the Issue Date, terminating on December 22, 2017 or satisfaction of such obligations, whichever is earlier.

      “Surviving Person” means the surviving Person in a merger or formed by a consolidation and, for purposes of the covenant described under “— Merger, Consolidation and Sale of Property,” a Person to whom all or substantially all of the Property of the Company or a Subsidiary Guarantor is sold, transferred, assigned, leased, conveyed or otherwise disposed.

      “Tangible Assets” of any Person means, at any date, the gross value as shown by the accounting books and records of such Person of all its Property, both real and personal, less the net book value of (i) all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expense, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other Property reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

      “Temporary Cash Investments” means:

(a) Investments in U.S. Government Obligations, in each case maturing within 365 days of the date of acquisition thereof;

(b) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued or guaranteed by a bank or trust company organized under the laws of the United States of America or any state or the District of

Columbia or any U.S. branch of a foreign bank having, at the date of acquisition thereof, combined capital, surplus and undivided profits aggregating in excess of $250.0 million and whose long-term debt is rated “A-3” or “A-” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

(1) a bank meeting the qualifications described in clause (b) above, or

(2) any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(d) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of any state or jurisdiction of the United States of America with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(e) direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America or any foreign country recognized by the United States or any political subdivision of any such state, province or foreign country, as the case may be (including any agency or instrumentality thereof), for the payment of which the full faith and credit of such state is pledged and which are not callable or redeemable at the issuer’s option, provided that:

(1) the long-term debt of such state, province or country is rated “A-3” or “A-” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), and

(2) such obligations mature within 180 days of the date of acquisition thereof;

(f) with respect to the Company or a Foreign Subsidiary, obligations of foreign obligors (including foreign sovereign nations) correlative in type, maturity and rating to those set forth in clauses (a) through (e) above; and

(g) Investments in money market funds which invest substantially all of their assets in securities of the types described in clauses (a) through (f) above.

      “Unrestricted Subsidiary” means:

(a) any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries” and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto;

(b) any Subsidiary of an Unrestricted Subsidiary; and

(c) any Accounts Receivable Subsidiary.

      So long as the Company and its Subsidiaries are not subject to the Specified Covenants, all Unrestricted Subsidiaries, other than any Accounts Receivable Subsidiary, shall be Restricted Subsidiaries.

      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

      “Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

      “Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares and shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

      The exchange notes will be initially issued in the form of one or more global securities registered in the name of The Depository Trust Company, or DTC, or its nominee.

      Upon the issuance of a global security, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the exchange notes represented by such global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC, or participants, or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

      Payment of principal of and interest on exchange notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the exchange notes represented thereby for all purposes under the Indenture. PolyOne has been advised by DTC that upon receipt of any payment of principal of or interest on any global security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

      A global security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A global security is exchangeable for certificated exchange notes only if:

(a) DTC notifies PolyOne that it is unwilling or unable to continue as a depositary for such global security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

(b) PolyOne in its discretion at any time determines not to have all the exchange notes represented by such global security; or

(c) there shall have occurred and be continuing a default or an event of default under the indenture governing the exchange notes with respect to the exchange notes represented by such global security.

      Any global security that is exchangeable for certificated exchange notes pursuant to the preceding sentence will be exchanged for certificated exchange notes in authorized denominations and registered in such names as DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated exchange notes;

(a) certificated exchange notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof;

(b) payment of principal of, and premium, if any, and interest on, the certificated exchange notes will be payable, and the transfer of the certificated exchange notes will be registrable, at the office or agency of PolyOne maintained for such purposes; and

(c) no service charge will be made for any registration of transfer or exchange of the certificated exchange notes, although PolyOne may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

      So long as DTC or any successor depositary for a global security, or any nominee, is the registered owner of such global security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global security for all purposes under the exchange notes and the indenture governing the exchange notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the exchange notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated exchange notes in definitive form and will not be considered to be the owners or holders of any exchange notes under such global security. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. PolyOne understands that under existing industry practices, in the event that PolyOne requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture governing the exchange notes, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised PolyOne that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither PolyOne nor the trustee under the indenture governing the exchange notes will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

      Because the exchange notes will not differ materially in kind or extent from the outstanding notes, your exchange of outstanding notes for exchange notes will not constitute a taxable disposition of the outstanding notes for United States federal income tax purposes. As a result, you will not recognize income, gain or loss on your exchange of outstanding notes for exchange notes, your holding period for the exchange notes will generally include your holding period for outstanding notes, your adjusted tax basis on the exchange notes will generally be the same as your adjusted tax basis in your outstanding notes and all of the United States federal income tax consequences associated with owning the outstanding notes should continue to apply to the exchange notes.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

RELATING TO THE EXCHANGE NOTES

      The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of the exchange notes. It is not a complete analysis of all the potential tax considerations relating to the exchange notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions, all relating to the U.S. federal income tax treatment of debt instruments. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. PolyOne has not sought any ruling from the Internal Revenue Service, or the I.R.S., or an opinion of counsel with respect to the statements made herein concerning the exchange notes, and PolyOne cannot assure you that the I.R.S. will agree with such statements.

      This summary assumes that you purchased your outstanding notes upon their initial issuance at their initial offering price and that you held your outstanding notes, and you will hold your exchange notes, as capital assets for United States federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose functional currency is not the United States dollar;

•	persons that will hold the exchange notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell the exchange notes under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities.

      If a partnership holds exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that will hold exchange notes, you should consult your tax advisor regarding the tax consequences of the exchange notes to you.

      This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the

U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

      The following is a summary of the general U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the exchange notes. Certain consequences to “Non-U.S. Holders” of the exchange notes are described under “— Consequences to Non-U.S. Holders,” below. “U.S. Holder” means a beneficial owner of an exchange note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

      Stated interest on the exchange notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Disposition of Exchange Notes

      Upon the sale, exchange, redemption or other taxable disposition of an exchange note, you generally will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which is treated as interest as described above) and your adjusted tax basis in the exchange note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder.

      Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than 12 months. The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments of principal, premium (if any) and interest on and the proceeds of certain sales of exchange notes unless you are an exempt recipient. A backup withholding tax (currently at a rate of 30%, but subject to periodic reductions through 2006) will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the I.R.S. that payments to you are subject to backup withholding.

      Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided that you furnish the required information to the I.R.S. on a timely basis.

Consequences to Non-U.S. Holders

      The following is a summary of the U.S. federal income tax consequences that will generally apply to you if you are a Non-U.S. Holder of exchange notes. The term “Non-U.S. Holder” means a beneficial owner of an exchange note that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

      Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies,” as such terms are defined in the Code. If you are a Non-U.S. Holder, we encourage you to consult your own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Payments of Interest

      The 30% U.S. federal withholding tax (or lower applicable treaty rate) generally will not apply to any payment to you of interest on an exchange note that is not effectively connected with a U.S. trade or business provided that:

•	you do not actually or constructively (under applicable attribution rules) own 10% or more of the total combined voting power of our voting stock, within the meaning of Section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us directly or indirectly through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a “United States person” (which certification may be made on an I.R.S. Form W-8BEN) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business holds the note on your behalf and certifies, under penalties of perjury, either that it has received I.R.S. Form W-8BEN from you or from another qualifying financial institution intermediary or that it is permitted to establish and has established your foreign status through other documentary evidence, and otherwise complies with applicable requirements. If the exchange notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) I.R.S. Form W-8BEN claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) I.R.S. Form W-8ECI stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on an exchange note is effectively connected with the conduct of that trade or business, you will instead be required to pay U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. Holder, except as otherwise provided by an applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest on the exchange notes which is effectively connected with your conduct of a trade or business in the United States would be included in your earnings and profits.

Disposition of Exchange Notes

      Any gain recognized upon the sale, exchange, redemption or other taxable disposition of an exchange note (except with respect to accrued and unpaid interest, which would be taxable as such) will not be subject to the 30% U.S. federal withholding tax. Such gain also generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

      A Non-U.S. Holder described in the first bullet point above will generally be required to pay U.S. federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable tax treaty. A Non-U.S. Holder described in the second bullet point above will generally be subject to a 30% tax on the excess of all U.S. source gains over any U.S. source losses.

Information Reporting and Backup Withholding

      In general, information reporting and backup withholding may apply to certain payments of principal, premium (if any) and interest on the exchange notes to Non-U.S. Holders, as well as to the proceeds of certain sales of exchange notes made through brokers, unless the holder has made appropriate certifications as to its foreign status, or has otherwise established an exemption. The certification of foreign status described above under “— Payments of Interest” is generally effective to establish an exemption from backup withholding.

      Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided that you furnish the required information to the I.R.S. on a timely basis.

ERISA CONSIDERATIONS

      Certain requirements apply to plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or Section 4975 of the Code (“ERISA Plans”) and to those persons who are “fiduciaries” or “parties in interest” with respect to ERISA Plans. In considering an investment of the assets of an ERISA Plan in the exchange notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the plan. A fiduciary must act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. The fiduciary must diversify the investments of an ERISA Plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, as well as discharge its duties in accordance with the documents and instruments governing the ERISA Plan insofar as such documents and instruments are consistent with the provisions of ERISA.

      In addition, Sections 406 and 407 of ERISA and Section 4975 of the Code prohibit certain transactions that involve an ERISA Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan. Examples of prohibited transactions include, but are not limited to, extensions of credit and transactions in which a fiduciary of an ERISA Plan uses its position to cause the Plan to make investments from which the fiduciary (or a party related to the fiduciary) would receive a fee or other consideration. Under Section 4975 of the Code, excise taxes are imposed on parties involved in non-exempt prohibited transactions. Although a governmental plan (as defined in Section 3(32) of ERISA) is not subject to ERISA or Section 4975 of the Code, it may be subject to other federal, state, or local laws, which are similar to ERISA or the Code. To address these concerns, the exchange notes may not be purchased by or transferred to any investor unless such investor makes certain representations that are designed to ensure that the acquisition of the exchange notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code.

      This summary of certain ERISA considerations is for general information only and is not legal or tax advice. Any fiduciary considering the acquisition of exchange notes on behalf of an ERISA Plan is urged to consult with experienced legal counsel regarding the applicability of any exemption from the prohibited transaction rules and whether the exchange notes would be an appropriate investment for the ERISA Plan under the terms of the ERISA Plan, ERISA and the Code. Any fiduciary considering the acquisition of exchange notes on behalf of a governmental plan is urged to consult with experienced legal counsel regarding the requirements of any other federal, state, or local laws that are similar to ERISA or the Code that would otherwise prohibit the purchase and holding of the exchange notes.

PLAN OF DISTRIBUTION

      Except as discussed below, a broker-dealer may not participate in the exchange offer in connection with a distribution of the exchange notes. Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received for its own account in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses of counsel for the holders of the exchange notes and will indemnify the holders of the exchange notes, including any broker-dealers, against some liabilities, including some liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the exchange notes offered hereby will be passed upon for us by Wendy C. Shiba, Chief Legal Officer of PolyOne. As of March 31, 2003, Ms. Shiba owned 4,000 common shares and 40,000 shares of restricted stock of PolyOne and had been granted options to purchase 80,018 common shares. In addition, as of that date, she owned 270 common shares of PolyOne through her participation in the 401(k) plan of PolyOne.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited PolyOne Corporation’s consolidated financial statements and schedule included or incorporated by reference in PolyOne’s Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their reports, which are incorporated by reference into this prospectus and elsewhere into the registration statement and which, as of and for the year ended December 31, 2002, are based in part on the report of KPMG LLP, independent auditors, and as of December 31, 2001 and for the two years in the period ended December 31, 2001, are based in part on the reports of Arthur Andersen LLP, a firm that ceased operations and whose report dated January 28, 2002 expressed an unqualified opinion. PolyOne’s financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

      The consolidated financial statements of Oxy Vinyls, LP as of December 31, 2002 and for the year ended December 31, 2002 are attached to PolyOne Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002 as Exhibit 13.2, which is incorporated by reference into this registration statement. Those financial statements have been audited by KPMG LLP, independent accountants, as stated in their report, which are incorporated by reference into this registration statement.

      The consolidated financial statements of Oxy Vinyls, LP as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 are attached to PolyOne Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002 as Exhibit 13.2, which is incorporated by reference into this registration statement. Those financial statements have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated by reference into this registration statement. Arthur Andersen has been found guilty of federal obstruction of justice charges and is no longer in the practice of public accounting. Accordingly, we have not obtained Arthur Andersen’s consent to incorporate their report into our Annual Report on Form 10-K or this registration statement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because we are filing this registration statement without the consent of Arthur Andersen, investors will not be able to pursue claims against Arthur Andersen under Section 11(a) of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be read and copied at the SEC’s Public Reference Room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including PolyOne. In addition, our common shares are listed on the New York Stock Exchange and our reports and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Our Internet address is http://www.polyone.com. The information on our Internet site is not a part of this prospectus.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus. Some information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

      We incorporate by reference the following documents (Commission File No. 001-16091) that we have filed with the SEC and any filings that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Current Report on Form 8-K filed with the SEC on May 7, 2003;

•	Current Report on Form 8-K filed with the SEC on May 2, 2003;

•	Current Report on Form 8-K filed with the SEC on April 25, 2003;

•	Current Reports on Form 8-K filed with the SEC on April 17, 2003;

•	Current Report on Form 8-K filed with the SEC on March 28, 2003;

•	Current Report on Form 8-K filed with the SEC on March 25, 2003;

•	Current Report on Form 8-K filed with the SEC on February 18, 2003;

•	Current Report on Form 8-K filed with the SEC on January 31, 2003;

•	Current Report on Form 8-K filed with the SEC on January 16, 2003; and

•	Current Report on Form 8-K filed with the SEC on January 15, 2003.

      We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to: PolyOne Corporation, Attention: Dennis Cocco, Chief Investor Relations & Communications Officer, Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2304, telephone number: (216) 589-4018.

      We have not authorized any other person to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date hereof only. Our business, financial condition, results of operations and prospects may change after that date.

$300,000,000

PolyOne Corporation

10 5/8% Senior Notes due 2010

PROSPECTUS

JUNE 12, 2003